Use these links to rapidly review the document
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
TABLE OF CONTENTS 2

Filed pursuant to 424(b)(4)
Registration No. 333-137671

          8,400,000 Shares

IHS Inc.

Class A Common Stock

          All of the shares of common stock in the offering are being sold by the selling stockholder identified in this prospectus. IHS will not receive any of the proceeds from the sale of the shares by the selling stockholder.

          The Class A common stock is listed on the New York Stock Exchange under the symbol "IHS". The last reported sale price of the common stock on October 24, 2006 was $34.63 per share.

          IHS has two classes of common stock outstanding, Class A common stock and Class B common stock. The rights of the Class A common stock and Class B common stock are identical, except with respect to voting and conversion. Each share of Class A common stock is entitled to one vote per share. Each share of Class B common stock is entitled to ten votes per share and is convertible into one share of Class A common stock at any time at the option of the holder or automatically upon the earlier of the occurrence of specified events or November 16, 2009. After the offering, Urvanos Investments Limited will hold all of the Class B common stock and Urvanos and the selling stockholder together will hold approximately 81.6% of the voting power of IHS's outstanding capital stock (which represents approximately 42.8% of the overall economic interest).

          See "Risk Factors" beginning on page 10 to read about factors you should consider before buying shares of the Class A common stock.

          Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$33.500	$281,400,000
Underwriting discount	$1.541	$12,944,400
Proceeds, before expenses, to the selling stockholder	$31.959	$268,455,600

          To the extent that the underwriters sell more than 8,400,000 shares of Class A common stock, the underwriters have the option to purchase up to an additional 1,260,000 shares from the selling stockholder at the public offering price less the underwriting discount.

          The underwriters expect to deliver the shares against payment in New York, New York on October 30, 2006.

Goldman, Sachs & Co.	Citigroup
Morgan Stanley
KeyBanc Capital Markets	Piper Jaffray

Prospectus dated October 24, 2006.

PROSPECTUS SUMMARY

          This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before deciding to invest in our Class A common stock. You should read this entire prospectus carefully, especially the risks of investing in our Class A common stock discussed under "Risk Factors" beginning on page 10. Except as otherwise noted, we present all financial and operating data on a fiscal year and fiscal quarter basis. Our fiscal years end on November 30 of each year. Unless otherwise indicated, references herein to an individual year means the fiscal year ended November 30. For example, "2005" refers to the fiscal year ended November 30, 2005.

Our Company

          We are one of the leading global providers of critical technical information, decision-support tools, and related services to customers in the energy, defense, aerospace, construction, electronics, and automotive industries. We have developed a comprehensive collection of technical information that is highly relevant to the industries we serve. Our decision-support tools enable our customers to quickly and easily search and analyze this information and integrate it into their work flows. Our operational, research, and strategic advisory services combine this information and these tools with our extensive industry expertise to meet the needs of our customers. Our customers rely on these offerings to facilitate decision-making, support key processes, and improve productivity.

          Our customers range from governments and large multinational corporations to smaller companies and technical professionals in more than 100 countries. We sell our offerings primarily through subscriptions and have historically experienced high renewal rates. As a result of our subscription-based business model and historically high renewal rates, we generate recurring revenue and cash flow. In 2005, we generated revenue of $476 million, net income of $42 million, and operating cash flows of $48 million. For the nine months ended August 31, 2006, we generated revenue of $403 million, net income of $42 million, and operating cash flows of $94 million.

          IHS has been in business for more than 45 years and employs approximately 2,500 people around the world.

          We manage our business through our Energy and Engineering operating segments:

  •
  Our Energy segment develops and delivers critical oil and gas industry data on exploration, development, production, and transportation activities to major global energy producers and oil companies. We also provide decision-support tools and operational, research, and strategic advisory services to these customers, as well as to utilities and transportation, petrochemical, coal, and power companies. For example, major global oil companies use our offerings to support a broad range of decision-making processes that identify attractive exploration investments, assess the likelihood of successful oil production projects, and develop detailed planning scenarios. In 2005 and for the nine months ended August 31, 2006, our Energy segment generated revenue of $242 million and $214 million, respectively.

  •
  Our Engineering segment provides offerings in two broad categories of products: technical standards and parts information. These products include a broad range of technical specifications and standards, regulations, parts data, design guides, and other information for customers in our targeted industries. We also have expertise in developing decision-support tools that enhance the accessibility and usability of this information. We offer targeted advisory services that are designed to maximize the utilization and integration of our information within our customers' business processes. We serve some of the largest engineering-intensive companies around the world in the defense, aerospace, construction, electronics, and automotive industries. For example, we provide some of the largest aerospace companies with desktop access to industry specifications and standards; parts, logistics, and procurement data; engineering methods; and related analytical tools. In 2005 and for the nine months ended August 31, 2006, our Engineering segment generated revenue of $234 million and $188 million, respectively.

Our Competitive Strengths

          We believe we are a leader in the markets we serve as a result of the following competitive strengths.

          Comprehensive collection of critical information.    We have developed a comprehensive collection of current and historical technical information that is highly relevant to the industries we serve. We believe that this collection would be very difficult to replicate because it has been developed and maintained over several decades. We gather the information primarily through long-standing relationships with thousands of public and private sources and combine it with our proprietary content, our extensive industry insight, and our analysis to create what we believe is the largest collection of this type of information in the world.

          Deep expertise.    We develop and utilize sophisticated processes and technologies for gathering, updating, indexing, and delivering our critical information. Our hundreds of information services experts analyze, integrate, and maintain this information. We also employ specialized professionals with extensive experience in our target industries to better understand the needs of our customers and to design tools and related services that address their needs.

          Trusted business partner.    The combination of our critical information and industry expertise has resulted in our becoming a longstanding and trusted business partner, providing accurate and timely technical information to our customers. Many of our customers rely on us as a single-source provider of this information that, together with our decision-support tools and related services, supports their key operations and processes, facilitates strategy and decision-making, and drives growth and productivity.

          Diversified and global customer base.    We serve some of the world's largest corporations across multiple industries in more than 100 countries, as well as governments and other organizations. In 2005, we generated approximately 50% of our total revenue outside the United States and our largest customer generated less than 4% of our total revenue. In addition, in 2005, we had fewer than 100 customers who generated $1 million or more of revenue. We believe that our diversified and global customer base reduces the impact on our operating results of industry downturns and localized economic conditions.

          Subscription-based model with high renewal rates.    We sell our offerings primarily through subscriptions. As a result of this model and our historically high renewal rates, we generate recurring revenue and cash flows. We believe that our high renewal rates demonstrate that our customers rely on us for high-quality solutions that they consider critical to their business.

          Experienced management team.    Our management team includes information services veterans and experienced industry executives. We benefit from their thorough understanding of the information services business, deep knowledge of our target industries, and extensive relationships with content providers and existing and potential customers.

Our Growth Strategy

          We intend to build on our position as one of the leading providers of critical technical information, decision-support tools and related services to customers in the industries we target by executing the following strategies.

          Enhance our critical information.    We will continue to augment our comprehensive collection of critical information by enhancing our data aggregation tools and processes and by further strengthening our relationships and alliances with content providers. We also plan to continue to selectively acquire databases and information services organizations in our target industries.

          Further embed our offerings in customer processes.    We intend to continue to work closely with our customers to more deeply embed our offerings into their workflows and business processes. We believe we can achieve this by developing new tools and services and by selectively acquiring complementary technologies and businesses that enhance our offerings. We intend to use these enhanced offerings to appeal to new customers and further penetrate our existing global customer base.

          Further penetrate targeted industries.    We believe we have a unique ability to develop decision- support tools and related services based on our critical information in the industries we target. We intend to further penetrate selected information-intensive industries where we already have significant presence, such as defense, aerospace, construction, and electronics, through internal growth and selective acquisitions.

          Expand geographic reach.    We are expanding our sales and marketing efforts in emerging markets, particularly in Asia. China, Russia and India represent significant opportunities for us as the information-intensive industries we serve have grown rapidly in these countries over the past few years. We intend to broaden our reach in these markets by tailoring our offerings with specialized local content and deploying knowledgeable sales representatives and dealers.

          Leverage operating model.    We derive most of our revenue from annual subscription fees, while a large portion of our costs are fixed. As a result, we believe we can improve our operating margins by generating additional revenue as we further penetrate our existing customer base and add new customers. We intend to capitalize on this model by optimizing our operational efficiencies with more standardized processes and by leveraging our infrastructure and technologies across our business.

Recent Developments

          On September 21, 2006, we announced that Jerre L. Stead, our Chairman of the board of directors, was named Chief Executive Officer, replacing Charles A. Picasso who is retiring. Mr. Stead has been our Chairman of the board since December 1, 2000 and will continue to serve in that role. For more information regarding the employment and retirement-related arrangements with Messrs. Stead and Picasso, see "Management—Employment Contracts, Termination of Employment and Change in Control Arrangements."

Ownership Structure

          Voting and investment decisions with respect to the shares of our company have historically been made by TBG Holdings N.V. (TBG), a Netherlands-Antilles company through the shares that it holds directly and through its indirect sole ownership of our other principal stockholder, Urvanos Investments Limited, a Cyprus limited liability company. TBG had not historically held our shares directly and instead held them through its indirect sole ownership of Urvanos and Urpasis Investments Limited, a Cyprus limited liability company. On September 1, 2006, Urpasis dividended all the shares it held in our company to TBG. TBG is wholly-owned indirectly by The Thyssen-Bornemisza Continuity Trust (Trust), a Bermuda trust, which is controlled by a Bermudan trustee, Thybo Trustees Limited, and another oversight entity, Tornabuoni Limited, which is a Guernsey company.

          Urpasis and Urvanos sold in a private placement an aggregate of $75 million of shares of our Class A common stock at the initial public offering price of $16.00 per share to investment entities affiliated with General Atlantic LLC. The closing of this private placement occurred simultaneously with the closing of our initial public offering on November 16, 2005. We appointed Steven A. Denning, the Chairman and a Managing Director of General Atlantic, to our board of directors in April 2005.

          Our authorized capital stock consists of 80,000,000 shares of Class A common stock and 13,750,000 shares of Class B common stock. These classes have equal dividend rights and liquidation rights. However, the holders of our Class A common stock are entitled to one vote per share and holders of our Class B common stock are entitled to ten votes per share on all matters to be voted upon by the stockholders. Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock and will automatically convert, without any action by the holder, upon the earlier of the occurrence of specified events or November 16, 2009.

          The following diagram summarizes our current ownership structure:

(1)
TBG is indirectly wholly-owned by the Trust through a Bermuda corporation.

(2)
Urvanos Investments Limited is indirectly wholly owned by TBG through a Netherlands corporation.

(3)
As of September 30, 2006, Urvanos Investments Limited owned 958,859 shares of our Class A common stock and 13,750,000 shares of our Class B common stock, representing in the aggregate approximately 76% of the voting power of the then outstanding common stock (compared to 25% of the overall economic interest).

(4)
As of September 30, 2006, General Atlantic owned 4,687,500 shares of our Class A common stock representing approximately 2.6% of the voting power of the then outstanding common stock (compared to 8% of the overall economic interest).

(5)
As of September 30, 2006, following the distribution of all our shares held by Urpasis Investments Limited to TBG, TBG owned 18,911,391 shares of our Class A common stock representing approximately 10.4% of the voting power of the then outstanding common stock (compared to 32% of the overall economic interest).

          Jerre L. Stead, our Chief Executive Officer and the Chairman of our board of directors, is also a member of the board of directors of TBG. Michael v. Staudt, a member of our board of directors, is also an executive vice president of TBG. In addition, C. Michael Armstrong, Roger Holtback and Michael Klein, all members of our board of directors, were members of the board of directors and an advisory committee of TBG prior to our initial public offering. See "Risk Factors—Risks Related to the Offering—We are controlled by an entity whose interests may differ from your interests; the chairman of our board serves on the board of that entity and one of our directors is one of its executive officers" and "Certain Relationships and Related Transactions—Relationship with the Selling Stockholder."

Risk Factors

          You should carefully consider the information under the heading "Risk Factors" and all other information in this prospectus before investing in our Class A common stock.

Company Information

          We were incorporated in the state of Delaware in 1994. Our principal executive offices are located at 15 Inverness Way East, Englewood, Colorado 80112 and our telephone number is (303) 790-0600. We also maintain an Internet site at www.ihs.com. Our website and the information contained therein shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

The Offering

Class A common stock offered by the selling stockholder	8,400,000 shares (9,660,000 shares if the underwriters exercise in full their option to purchase additional shares)
Class A common stock to be outstanding after this offering	45,168,954 shares
Class B common stock to be outstanding after this offering	13,750,000 shares
Total common stock to be outstanding after this offering	58,918,954 shares
Voting rights:
Class A common stock	One vote per share
Class B common stock	Ten votes per share
Conversion
Each share of our Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. In addition, each share of Class B common stock shall convert automatically, without any action by the holder, upon the earlier of the occurrence of specified events or on November 16, 2009. See "Description of Capital Stock—Common Stock—Conversion."
Use of proceeds	We will not receive any proceeds from this offering.
New York Stock Exchange symbol	"IHS"

          The outstanding share information appearing above is based on the number of shares that were issued and outstanding as of September 30, 2006. Unless we specifically state otherwise, the information in this prospectus does not reflect:

  •
  1.9 million shares of our Class A common stock available for issuance under the Amended and Restated IHS Inc. 2004 Long-Term Incentive Plan (including the IHS Inc. Directors Stock Plan, which is part of our long-term incentive plan) (as of the date of this prospectus, there were 99,000 options, 11,900 performance stock units and 554,412 restricted stock units outstanding under this plan);

  •
  1,000,000 shares of our Class A common stock available for issuance under the IHS Inc. Employee Stock Purchase Plan; and

  •
  the exercise by the underwriters of their option to purchase additional shares of our Class A common stock in this offering.

          As of September 30, 2006, we had 45,168,954 shares of Class A common stock and 13,750,000 shares of Class B common stock outstanding. The shares of Class A common stock outstanding included 1,666,391 restricted shares of Class A common stock that were not vested as of such date.

Summary Consolidated Financial Data

          The following summary consolidated financial data should be read in conjunction with, and are qualified by reference to, the information set forth in "Selected Historical Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our consolidated financial statements and unaudited condensed consolidated financial statements, including the notes thereto, included in this prospectus. Results for the nine months ended August 31, 2006 are not necessarily indicative of the results expected for the fiscal year ending November 30, 2006 or any other future period.

	Years Ended November 30,			Nine Months Ended August 31,
	2003	2004	2005	2005	2006
				(Unaudited)
	(In thousands)
Statement of Operations Data:
Revenue:
Products	$311,602	$352,367	$395,830	$291,343	$334,265
Services	34,238	41,602	80,287	58,742	68,379

Total revenue	345,840	393,969	476,117	350,085	402,644

Operating expenses:
Cost of revenue:
Products	132,940	154,625	176,579	132,274	141,395
Services	27,783	29,812	51,593	37,724	46,956

Total cost of revenue(1)	160,723	184,437	228,172	169,998	188,351
Selling, general and administrative(1)	119,902	153,594	167,581	126,079	143,924
Depreciation and amortization	8,940	9,642	11,419	8,539	10,930
Restructuring and offering charges	—	—	13,703	12,397	2
(Gain) loss on sales of assets, net	(245)	(5,532)	(1,331)	(1,331)	53
Impairment of assets	567	1,972	—	—	—
Net periodic pension and post retirement benefits	(8,558)	(5,791)	(4,091)	(2,781)	(3,212)
Earnings in unconsolidated subsidiaries	(3,196)	(437)	(129)	(78)	(180)
Other (income) expense, net	1,105	3,173	(1,059)	(481)	1,024

Total operating expenses	279,238	341,058	414,265	312,342	340,892

Operating income	66,602	52,911	61,852	37,743	61,752
Gain on sale of investment in affiliate	—	26,601	—	—	—
Interest income	1,359	1,140	3,485	2,553	4,161
Interest expense	(1,104)	(450)	(768)	(693)	(272)

Non operating income, net	255	27,291	2,717	1,860	3,889

Income from continuing operations before income taxes and minority interests	66,857	80,202	64,569	39,603	65,641
Provision for income taxes	(24,053)	(16,644)	(20,376)	(12,498)	(21,079)

Income from continuing operations before minority interests	42,804	63,558	44,193	27,105	44,562
Minority interests	(46)	(275)	(146)	(14)	(170)

Income from continuing operations	42,758	63,283	44,047	27,091	44,392

Discontinued operations:
Loss from discontinued operations, net	(195)	(1,969)	(2,250)	(1,652)	(1,920)

Net income	$42,563	$61,314	$41,797	$25,439	$42,472

Balance Sheet Data (as of period end):
Cash and cash equivalents	$24,051	$124,452	$132,365	$137,767	$161,631
Total assets	620,113	752,644	807,156	742,967	876,743
Total long term debt and capital leases	725	607	262	260	573
Total stockholders' equity	360,765	421,051	477,180	439,994	550,353
Cash Flow and Other Financial Data:
Net cash provided by (used in):
Operating activities	$60,145	$66,980	$48,290	$36,819	$94,152
Investing activities	(4,935)	34,603	(39,303)	(21,845)	(73,794)
Financing activities	(44,153)	(2,000)	(390)	(390)	7,173
EBITDA(2)	75,301	86,910	70,875	44,616	70,592
Adjusted EBITDA(2)	67,260	74,429	86,678	58,098	81,820

(1)
Includes stock-based compensation expense comprised of the following:

	Years Ended November 30,			Nine Months Ended August 31,
	2003	2004	2005	2005	2006
				(Unaudited)
	(In thousands)
Cost of revenue	$—	$4,437	$551	$227	$2,558
Selling, general and administrative	—	17,065	4,721	3,318	9,907
Discontinued operations	—	303	—	—	254

	$—	$21,805	$5,272	$3,545	$12,719

In November 2004, we conducted an offer to purchase the outstanding options and shares of capital stock that had been issued pursuant to stock option plans maintained by one of our subsidiaries. The offer also included the issuance of deferred stock units and restricted stock of IHS Inc. in exchange for the previously outstanding options and shares. The expense amount for the year ended November 30, 2004 includes (i) a $9.9 million one time cash charge to purchase options outstanding under these plans and to purchase shares acquired upon exercise of the options and (ii) an $11.9 million non-cash charge relating to the issuance of vested deferred stock units in connection with the offer. See Note 17 to our consolidated financial statements.

(2)
EBITDA and adjusted EBITDA are measures used by management to measure operating performance. EBITDA is defined as net income plus net interest, taxes, depreciation, and amortization. Adjusted EBITDA excludes non-cash items, gains and losses on sales of assets and investments and other items that management does not utilize in assessing our operating performance. Management believes that it is useful to eliminate these items (as well as net interest, taxes, depreciation, and amortization, as noted above) because it allows management to focus on what it deems to be a more reliable indicator of ongoing operating performance and our ability to generate cash flow from operations. As a result, internal management reports used during monthly operating reviews feature the EBITDA and adjusted EBITDA metrics. However, management uses these metrics in conjunction with traditional GAAP operating performance measures as part of its overall assessment of company performance and therefore does not place undue reliance on these measures as its only measures of operating performance.

EBITDA and adjusted EBITDA are also used by research analysts, investment bankers and lenders to assess our operating performance. For example, a measure similar to EBITDA is required by the lenders under our credit facility.

Neither EBITDA nor adjusted EBITDA is a recognized term under GAAP and neither purports to be an alternative to net income as an indicator of operating performance or any other GAAP measure. Because not all companies use identical calculations, this presentation of EBITDA and adjusted EBITDA may not be comparable to other similarly titled measures of other companies. However, these measures can still be useful in evaluating our performance against our peer companies because management believes the measures provide users with valuable insight into key components of GAAP amounts. For example, a company with greater GAAP net income may not be as appealing to investors if its net income is more heavily comprised of gains on asset sales. Likewise, eliminating the effects of interest income and expense reduces the impact of a company's capital structure on its performance. In addition, removing the provision for income taxes from EBITDA permits users to assess returns on a pre tax basis.

All of the items included in the reconciliation from net income to adjusted EBITDA are either (i) non-cash items (e.g., depreciation, amortization and impairment of investment in affiliate) or (ii) items that management does not consider to be useful in assessing our ongoing operating performance (e.g., income taxes, restructuring and other charges, loss from discontinued operations and gain on sale of assets). In the case of the non-cash items, management believes that investors can better assess our operating performance if the measures are presented without such items because, unlike cash expenses, these adjustments do not affect our ability to generate free cash flow or invest in our business. For example, by eliminating depreciation and amortization from EBITDA, users can compare operating performance without regard to different accounting determinations such as useful life. In the case of the other items, management believes that investors can better assess our operating performance if the measures are presented without these items because their financial impact does not reflect ongoing operating performance.

EBITDA and adjusted EBITDA are not intended to be measures of free cash flow for management's discretionary use since they do not consider certain cash requirements, such as interest payments, tax payments, debt service requirements and capital expenditures.

The following is a reconciliation of EBITDA and adjusted EBITDA to net income:

	Years Ended November 30,			Nine Months Ended August 31,
	2003	2004	2005	2005	2006
				(Unaudited)
	(In thousands)
Net income	$42,563	$61,314	$41,797	$25,439	$42,472
Interest income	(1,359)	(1,140)	(3,485)	(2,553)	(4,161)
Interest expense	1,104	450	768	693	272
Provision for income taxes	24,053	16,644	20,376	12,498	21,079
Depreciation and amortization	8,940	9,642	11,419	8,539	10,930

EBITDA	75,301	86,910	70,875	44,616	70,592
Restructuring and offering charges	—	—	13,703	12,397	2
Stock-based compensation expense	—	21,502	5,272	3,545	12,465
Impairment of assets	567	1,972	—	—	—
Net periodic pension and post retirement benefits	(8,558)	(5,791)	(4,091)	(2,781)	(3,212)
(Gain) loss on sales of assets, net	(245)	(5,532)	(1,331)	(1,331)	53
Gain on sale of investment in affiliate	—	(26,601)	—	—	—
Loss from discontinued operations, net	195	1,969	2,250	1,652	1,920

Adjusted EBITDA	$67,260	$74,429	$86,678	$58,098	$81,820

RISK FACTORS

          You should carefully consider the following risks and all of the other information set forth in this prospectus before deciding to invest in shares of our Class A common stock. If any of the events or developments described below actually occurs, our business, financial condition, and results of operations may suffer. In that case, the trading price of our Class A common stock may decline and you could lose all or part of your investment.

Risks Related to Our Business

  We depend on content obtained through agreements with third parties, including Standards Development Organizations (SDOs), and the failure to maintain these agreements on commercially reasonable terms could prove harmful to our business.

          A significant amount of the content that we use in our offerings is either purchased or licensed from third parties, including SDOs. Although we obtain data from over 370 SDOs, approximately 60% of the revenue generated by our Engineering segment is derived from offerings that include data that we license from 25 SDOs. We believe that the content licensed from many of these third parties, particularly the 25 SDOs referred to above, cannot be obtained from alternate sources on favorable terms, if at all. Our license agreements with these third parties are generally nonexclusive and many are terminable on less than one year's notice. In addition, many of these third parties compete with one another and us. As a result, we may not be able to maintain or renew these agreements at cost-effective prices, and these third parties might restrict or withdraw their content from us for competitive or other reasons. Over the last few years, some third parties, including some SDOs, have increased the royalty payments we pay them for the use of their information and may continue to do so in the future. When such royalty payments increase, our Engineering segment operating margins may decline, as they have in the past. If we are unable to maintain or renew a significant number of these agreements, particularly those we have with SDOs, or if we renew a significant number of these agreements on terms that are less favorable to us, the quality of our offerings and our business, operating results, and financial condition may be adversely affected.

  If we are unable to consistently renew subscriptions for our offerings, our results could weaken.

          In 2005 and in the nine months ended August 31, 2006, we derived more than 75% of our revenues from subscriptions to our offerings. These subscriptions are generally for a term of one year. Our results depend on our ability to achieve and sustain high annual renewal rates on existing subscriptions and to enter into new subscription arrangements on commercially acceptable terms. Our failure to achieve high annual renewal rates on commercially acceptable terms would have a material adverse effect on our business, financial condition, and operating results.

  Our growth strategy may prove unsuccessful.

          Our growth strategy involves enhancing our offerings to meet our customers' needs. Our success in meeting these needs depends in large part upon our ability to deliver consistent, high-quality, and timely offerings covering issues, developments and trends that our customers view as important. In addition, we plan to grow by attracting new customers and expanding into new geographic markets. We also expect to grow by enhancing our services business, which historically has not been a part of our core business. It may take a considerable amount of time and expense to execute our growth strategy and, if we are unable to do so, our operating performance including our ability to generate additional revenues on a profitable basis, may be adversely affected.

  If we are unable to successfully identify or effectively integrate acquisitions, our financial results may be adversely affected.

          We intend to continue to selectively pursue acquisitions to complement our internal growth. There can be no assurance that we will be able to identify suitable candidates for successful acquisitions at acceptable prices. In addition, our ability to achieve the expected returns and synergies from our past and future acquisitions and alliances depends in part upon our ability to integrate the offerings, technology, administrative functions, and personnel of these businesses into our business in an efficient and effective manner. We cannot assure you that we will be successful in integrating acquired businesses or that our acquired businesses will perform at the levels we anticipate. In addition, our past and future acquisitions may subject us to unanticipated risks or liabilities or disrupt our operations and divert management's attention from our day-to-day operations.

  Our international operations are subject to exchange rate fluctuations and other risks relating to non-U.S. operations.

          In 2005, we generated approximately half of our revenues from sales outside the United States, and we expect to increase our international presence over time. Our primary operations outside the United States are in the United Kingdom, Canada, and Switzerland. Our operating profit outside the United States has historically exceeded our domestic operating profit.

          We are expanding our sales and marketing efforts in certain emerging markets, such as China, Russia, and India. Expanding our business into emerging markets may present additional risks beyond those associated with more developed international markets. For example, in China and Russia, we may encounter risks associated with the ongoing transition from state business ownership to privatization. In any emerging market, we may face the risks of working in cash-based economies, dealing with inconsistent government policies, and encountering sudden currency revaluations. In addition, we have entered into agreements with companies in India as independent contractors who engage in data entry, programming, indexing, and testing. By doing so we must prepare for the risks that one or more independent contractors may perform work that deviates from our standards or that we may not be able to adequately monitor and control access to and use of our intellectual property.

          In addition, there are numerous risks inherent in doing business in international markets, including:

  •
  currency fluctuations;

  •
  the cost and uncertainty of obtaining data and creating solutions that are relevant to particular geographic markets;

  •
  the complexity of maintaining effective policies and procedures in locations around the world;

  •
  the risks of divergent business expectations or difficulties in establishing joint ventures with foreign partners;

  •
  differing levels of intellectual property protection in various jurisdictions;

  •
  political instability and civil unrest;

  •
  restrictions or limitations on outsourcing contracts or services abroad;

  •
  restrictions or limitations on the repatriation of funds; and

  •
  potentially adverse tax consequences.

See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  We may not be able to protect intellectual property rights.

          We rely on copyright laws and nondisclosure, license, and confidentiality arrangements to protect our proprietary rights as well as the intellectual property rights of third parties whose content we license. However, it is not possible to prevent all unauthorized uses of these rights. We cannot assure you that the steps we have taken to protect our intellectual property rights, and the rights of those from whom we license intellectual property, are adequate to deter misappropriation or that we will be able to detect unauthorized uses and take timely and effective steps to remedy this unauthorized conduct. In particular, a significant portion of our revenues are derived internationally where protecting intellectual property rights is even more challenging. To prevent or respond to unauthorized uses of our intellectual property, we might be required to engage in costly and time-consuming litigation and we may not ultimately prevail. In addition, our offerings could be less differentiated from those of our competitors, which could adversely affect the fees we are able to charge.

  We rely on a network of independent contractors and dealers whose actions could have an adverse effect on our business.

          We obtain some of our critical information, particularly in our Energy segment, from independent contractors. In addition, we rely on a network of dealers to sell our offerings in locations where we do not maintain a sales office or sales teams. These independent contractors and dealers are not employees of our company. As a result, we are limited in our ability to monitor and direct their activities. The loss of a significant number of these independent contractors or dealers could disrupt our information-gathering efforts or our sales, marketing and distribution activities. In addition, if any actions or business practices of these individuals or entities were found to violate our policies or procedures or were otherwise found to be inappropriate or illegal, we could be subject to litigation, regulatory sanctions, or reputation damage, any of which could adversely affect our business.

  We are affected by conditions and trends in our targeted industries, which may inhibit our ability to grow or otherwise adversely affect our business.

          We derive substantially all of our revenue from customers primarily in the energy, defense, aerospace, construction, electronics, and automotive industries. As a result, our business, financial condition, and results of operations depend upon conditions and trends affecting these industries generally. For example, many of our energy offerings are priced based on a customer's oil and gas production and a decline in production for any reason could reduce our revenues. In addition, while we have benefited from recent strength in the energy markets (which has supported pricing power and sales opportunities for our Energy segment), a slowdown in new investment in the exploration and production sector of the energy industry could limit our ability to grow our Energy segment. Our ability to grow will depend in part upon the growth of these industries as well as our ability to increase sales of our offerings to customers in these industries. Additionally, the trend toward consolidation, particularly among oil and gas companies, could reduce the number of our current and potential customers and could have a material adverse effect on our business. Moreover, the larger organizations resulting from consolidation could have greater bargaining power, which could adversely affect the pricing of our offerings. Factors that adversely affect revenues and cash flows in these industries, including operating results, capital requirements, regulation, and litigation, could reduce the funds available to purchase our offerings. Our failure to maintain our revenues or margins could have a material adverse effect on our business, financial condition and operating results.

  The loss of, or the inability to attract and retain, key personnel could impair our future success.

          Our future success depends in part on the continued service of our executive officers and other key management, sales, marketing, product development, and operations personnel and on our ability to continue to attract, motivate, and retain additional highly qualified employees. The loss of the services of one or more of our key personnel or our inability to recruit replacements for such personnel or to otherwise attract, motivate, or retain qualified personnel could have an adverse effect on our business, operating results, and financial condition.

  Our investments in technology may not be sufficient and may not result in an increase in our revenue or decreases in our operating costs.

          As the technological landscape continues to evolve, it may become increasingly difficult for us to make timely, cost-effective changes to our offerings in a manner that adequately differentiates them from those of our competitors. We cannot assure you that our investments have been or will be sufficient to maintain or improve our competitive position or that the development of new or improved technologies and products by our competitors will not have a material adverse effect on our businesses.

  We operate in competitive markets, which may adversely affect our market share and financial results.

          Some of our competitors focus on sub-markets within our targeted industries while others have significant financial and information-gathering resources, recognized brands, technological expertise, and market experience. Our competitors are continuously enhancing their products and services, developing new products and services, and investing in technology to better serve the needs of their existing customers and to attract new customers.

          We face competition in specific industries and with respect to specific offerings. For example, our U.S. well and production data offerings compete with offerings from P2 Energy Solutions, Inc., and DrillingInfo, Inc., in addition to smaller companies. Certain of our Energy segment's other offerings compete with products from Wood Mackenzie Ltd., Divestco Inc., and Geologic Data Systems, Inc., in addition to other specialized companies. Our Energy segment's advisory services compete with Global Decisions Group LLC and NV KEMA, in addition to other smaller consulting companies. Our Engineering segment competes against a fragmented set of companies. In our specifications and standards business, we compete with some of the SDOs, Thomson's Techstreet™, United Business Media plc, and ILI Infodisk, Inc. Our parts offerings compete with products from PartMiner, Inc., Silicon Expert Technologies, and Total Parts Plus, Inc.

          We may also face competition from organizations and businesses that have not traditionally competed with us but that could adapt their products and services to meet the demands of our customers. Increased competition may require us to reduce the prices of our offerings or make additional capital investments which would adversely affect our margins. If we are unable or unwilling to do so, we may lose market share in our target markets and our financial results may be adversely affected.

          Most of our license agreements with SDOs are nonexclusive, which allow the SDOs to distribute their standards themselves or license them to other third parties for distribution. In addition, some of the critical information we use in our offerings is publicly available in raw form at little or no cost, and the Internet and other electronic media have simplified the process of locating, gathering and disseminating information. If users choose to obtain the critical information they need from our competitors, SDOs, or public sources, our business, financial condition, and results of operations could be adversely affected.

  We could experience property damage, system failures, or capacity constraints, which could interrupt the delivery of our offerings to customers and ultimately cause us to lose customers.

          Our ability to protect our data centers against damage from interruptions or breach of information systems security, fire, power loss, sabotage, telecommunications failure, or other disasters is critical. Any delays or failures in our systems or errors in the technology that we use to store and deliver our content to customers would harm our business. The growth of our customer base may also strain our systems in the future. In addition, our products could be affected by failures of third-party technology used in our products and we could have no control over remedying these failures. Any failures or problems with our systems or decision-support tools could force us to incur significant costs to remedy the failures or problems, decrease customer demand for our products, tarnish our reputation, and harm our business.

  We may be exposed to litigation related to content we make available to customers, and we may face legal liability or damage to our reputation if our customers are not satisfied with our offerings.

          As a provider of critical information, decision-support tools, and related services and as a user of third-party content, we face potential liability for, among other things, breach of contract, negligence, and copyright and trademark infringement. Our professional reputation is an important factor in attracting and retaining our customers and in building relationships with the third parties that supply much of the critical information we use in our offerings. If customers were to become dissatisfied with the quality of our offerings, our reputation could be damaged and our business could be materially adversely affected. In addition, if the information in our offerings is incorrect for any reason, we could be subject to reputation damage or litigation.

  Our offerings could infringe on the intellectual property rights of others, which may require us to engage in costly litigation and could disrupt our business.

          Third parties may assert infringement or other intellectual property claims against us based on their intellectual property rights. If such claims are successful, we may have to pay substantial damages, possibly including treble damages, for past infringement. We might also be prohibited from selling our offerings or providing certain information without first obtaining a license from the third party, which, if available at all, may require us to pay additional royalties. Even if infringement claims against us are without merit, defending a lawsuit takes significant time, may be expensive, and may divert our management's attention from other business concerns.

Risks Related to the Offering

  We are controlled by an entity whose interests may differ from your interests; our Chief Executive Officer and Chairman of the board serves on the board of that entity and one of our directors is one of its executive officers.

          Our Class B common stock is entitled to ten votes per share, and our Class A common stock is entitled to one vote per share. As of September 30, 2006, our principal stockholders, TBG Holdings N.V. (TBG), a Netherlands-Antilles company, and Urvanos Investments Limited, a Cyprus limited liability company the indirect sole owner of which is TBG, own 100% our Class B common stock and approximately 44% of our outstanding Class A common stock. In the aggregate, this ownership represents approximately 86% of the voting power of our outstanding capital stock (compared to approximately 57% of the overall economic interest). The Class B common stock may be converted into Class A common stock at any time and will automatically be converted into Class A common stock upon the earlier of the occurrence of specified events or November 16, 2009. See "Description of Capital Stock—Common Stock—Conversion."

          Voting and investment decisions with respect to the shares of our company have historically been made by TBG. As a result, TBG controls all matters requiring stockholder approval, including amendments to our certificate of incorporation, the election of directors, and significant corporate transactions, such as potential mergers or other sales of our company or our assets. In addition, TBG could also influence our dividend policy. TBG may have interests that conflict with yours and actions may be taken that you do not view as beneficial. Jerre L. Stead, our Chief Executive Officer and the Chairman of our board of directors, is a member of the board of directors of TBG. Michael v. Staudt, an executive vice president of TBG, is a member of our board of directors. In addition, prior to our initial public offering, C. Michael Armstrong, Roger Holtback, and Michael Klein, all members of our board of directors, were members of the board of directors and an advisory committee of TBG.

          TBG is wholly-owned indirectly by The Thyssen-Bornemisza Continuity Trust (Trust), a Bermuda trust, which was created for the benefit of certain members of the Thyssen-Bornemisza family. The trustee of the Trust is Thybo Trustees Limited (Thybo), a Bermuda company. As trustee of the indirect sole stockholder of TBG, Thybo has the power to exercise significant influence over the management and affairs of TBG, including by electing or replacing TBG's board of directors. In addition, in certain circumstances, Thybo may be required to act with respect to TBG at the direction of Tornabuoni Limited (Tornabuoni), a Guernsey company, which is an oversight entity that was established at the time the Trust was created. The board of directors of Tornabuoni may only act by unanimous vote and one of its members is Georg Heinrich Thyssen-Bornemisza (a beneficiary of the Trust). Although Thybo has the power to exert influence over TBG, it has not done so in the past and is not required to do so, except in the case of fraud or as directed by Tornabuoni. In addition, while Tornabuoni has the power to direct Thybo to act with respect to TBG, Tornabuoni has not done so in the past. We have been advised by the current directors of each of Tornabuoni and Thybo that they have no intention at this time to exercise any power they may have to exert such influence with respect to TBG.

          In addition, discussions are ongoing among Thybo and the beneficiaries of the Trust with a view to reorganizing the Trust in the future. It is contemplated that if such a reorganization were to take place, separate trusts for the beneficiaries would be created with the trust created for the benefit of Georg Heinrich Thyssen-Bornemisza and his immediate family becoming the sole indirect owner of TBG, which in turn would remain the sole indirect owner of Urvanos Investments Limited, which holds shares of our Class A common stock and all of our Class B common stock. The trusts created for the benefit of one or more of the other beneficiaries and their immediate families may also become owners, directly or indirectly, of the shares of Class A common stock currently held by TBG.

          Should this reorganization occur, TBG would continue to have the power to exercise significant influence over our management and affairs and over all matters requiring stockholder approval in the same manner as it currently does. In addition, Georg Heinrich Thyssen-Bornemisza (who is the Chairman of the board of directors of TBG), along with the trustees of a new trust for his benefit, would have the power to exert significant influence over the management and affairs of TBG, including through electing or replacing members of the TBG board of directors. Georg Heinrich Thyssen-Bornemisza and these trustees may have interests that conflict with yours.

          Under Delaware law, the directors of a corporation owe fiduciary duties to all stockholders of the corporation, not just to the controlling stockholders. In addition, a majority of our board of directors is "independent" of management, as defined by the New York Stock Exchange rules and regulations. However, in light of the significant control that Urvanos Investments Limited, the Class B stockholder, will have over all matters requiring stockholder approval (including the election of directors), no assurances can be provided that these protections will prevent actions that may be viewed as adverse to the Class A stockholders.

  Shares eligible for future sale could depress the price of our shares.

          Sales of substantial amounts of the Class A common stock in the public market, or the perception that such sales could occur, could adversely affect the market price of the shares. As of September 30, 2006, we had 45,168,954 shares of Class A common stock and 13,750,000 shares of Class B common stock outstanding. As of September 30, 2006, our principal stockholders together own an aggregate of 19,870,250 shares of Class A common stock and all of the shares of Class B common stock. Our principal stockholders will be entitled to require us to register such shares under the Securities Act in some cases, subject to the lock-up agreements described below. In addition, investment entities affiliated with General Atlantic own 4,687,500 shares of Class A common stock. The sale by us, our principal stockholders, or General Atlantic of additional shares of Class A common stock in the public market, the perception that such sales might occur, or the conversion of shares of Class B common stock into Class A common stock, could have a material adverse effect on the price of our shares.

          We, our principal stockholders, the General Atlantic entities, and our directors and executive officers agreed with the underwriters, subject to limited exceptions, not to sell or otherwise dispose of any shares of common stock without the prior written consent of Goldman, Sachs & Co. and Citigroup Global Markets Inc. for a period of 90 days after the date of the prospectus (or such longer period as described under "Shares Eligible for Future Sale—Lock-Up Agreements"). The General Atlantic entities have also agreed with us and our principal stockholders, subject to limited exceptions, not to sell or otherwise dispose of any shares of our common stock purchased in the private placement from the principal stockholders without our prior written consent until November 2007. However, upon the expiration or waiver of the lock-up periods, a significant number of shares of our common stock could become freely tradable, which could depress the market price of our shares.

  The price of our Class A common stock may be volatile and may be affected by market conditions beyond our control.

          Our share price is likely to fluctuate in the future because of the volatility of the stock market in general and a variety of factors, many of which are beyond our control, including:

  •
  quarterly variations in actual or anticipated results of our operations;

  •
  changes in financial estimates by securities analysts;

  •
  actions or announcements by us or our competitors;

  •
  regulatory actions;

  •
  litigation;

  •
  loss or gain of a major customer or content provider;

  •
  additions or departures of key personnel; and

  •
  future sales of our Class A common stock.

          Market fluctuations could result in volatility in the price of shares of our Class A common stock, which could cause a decline in the value of your investment. In addition, if our operating results fail to meet the expectations of stock analysts or investors, we may experience an immediate and significant decline in the trading price of our Class A common stock.

  Provisions in our charter documents and under Delaware law could discourage a takeover that stockholders may consider favorable.

          Certain provisions in our governing documents could make a merger, tender offer, or proxy contest involving us difficult, even if such events would be beneficial to the interests of our stockholders. These provisions include our dual class structure, our classified board, our supermajority voting requirements, and our adoption of a rights agreement, commonly known as a "poison pill." In addition, we are subject to certain Delaware anti-takeover provisions. Under Delaware law, a corporation may not engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other things, the board of directors has approved the transaction. Accordingly, our board of directors could rely upon these or other provisions in our governing documents and upon Delaware law to prevent or delay an acquisition of us. See "Description of Capital Stock."

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

          We have made statements under the captions "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business" and in other sections of this prospectus that are forward-looking statements within the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933. In some cases, you can identify these statements by forward-looking words such as "may," "might," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential," or "continue," the negative of these terms, and other comparable terminology, although not all forward-looking statements contain these identifying words. These forward-looking statements, which are subject to risks, uncertainties, and assumptions, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance, or achievements to differ materially from the results, level of activity, performance, or achievements expressed or implied by the forward-looking statements. Those factors include, but are not limited to, our ability to obtain content from third parties (including Standards Development Organizations) on commercially reasonable terms, changes in demand for our products and services, changes in the energy industry, our ability to develop new products and services, pricing and other competitive pressures, risks associated with the integration of acquisitions, changes in laws and regulations governing our business and the other factors discussed under the caption "Risk Factors."

          Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance, or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy or completeness of any of these forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. We are under no duty to update any of these forward-looking statements after the date of this prospectus to conform our prior statements to actual results or revised expectations.

USE OF PROCEEDS

          The selling stockholder will receive all of the net proceeds from the sale of the shares of common stock offered hereby. We will not receive any proceeds from the offering.

DIVIDEND POLICY

          We currently anticipate that we will retain all available funds for use in the operation and expansion of our business, and we do not anticipate paying any dividends in the foreseeable future.

PRICE RANGE OF COMMON STOCK

          Our Class A common stock has traded on the New York Stock Exchange under the symbol "IHS" since November 11, 2005. The following table sets forth the high and low intraday sale prices per share of our Class A common stock, as reported by the New York Stock Exchange, for the periods indicated.

	High	Low
2005
Quarter ended November 30	$19.50	$16.65
2006
Quarter ended February 28	$27.45	$17.10
Quarter ended May 31	$29.63	$22.75
Quarter ended August 31	$33.44	$25.00
Quarter ending November 30 (through October 24)	$35.88	$28.25

          The closing sale price of our Class A common stock on October 24, 2006, as reported by the New York Stock Exchange, was $34.63. As of September 30, 2006 there were 57 holders of record of our Class A common stock.

CAPITALIZATION

          The following table sets forth our cash and cash equivalents and our capitalization as of August 31, 2006. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto included in this prospectus.

As of August 31, 2006
(In millions, except share data)
Cash and cash equivalents	$161.6

Long-term debt(1)	$0.6

Stockholders' equity:
Class A common stock, $0.01 par value per share, 80,000,000 shares authorized, 45,547,210 shares issued and outstanding	0.5
Class B common stock, $0.01 par value per share, 13,750,000 shares authorized, issued and outstanding	0.1
Preferred stock, no par value, 937,500 shares authorized; no shares issued or outstanding	—
Additional paid-in capital	163.1
Retained earnings	386.2
Accumulated other comprehensive income	0.5

Total stockholders' equity	550.4

Total capitalization	$551.0

(1)
In January 2005, we entered into a $125 million unsecured revolving credit agreement, which has a feature allowing us to expand the facility to a maximum of $250 million. The credit agreement expires in January 2010. As of August 31, 2006, we had no outstanding borrowings. However, we had letters of credit outstanding totaling approximately $1.5 million.

This amount does not include other long-term obligations of $46.8 million or current liabilities of $278.6 million as of August 31, 2006.

SELECTED HISTORICAL CONDENSED CONSOLIDATED FINANCIAL DATA

          The following selected consolidated financial data should be read in conjunction with, and are qualified by reference to, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and unaudited condensed consolidated financial statements, including the notes thereto, included in this prospectus. The consolidated statement of operations data for the years ended November 30, 2003, 2004, and 2005, and the consolidated balance sheet data as of November 30, 2004, and 2005, are derived from the audited consolidated financial statements included in this prospectus and should be read in conjunction with those consolidated financial statements and notes thereto. The consolidated statement of operations data for the year ended November 30, 2001 and 2002 and the balance sheet data as of November 30, 2001, 2002, and 2003, are derived from audited consolidated financial statements that are not included in this prospectus. The selected historical consolidated financial data for the nine months ended August 31, 2005 and 2006 was derived from our unaudited condensed consolidated financial statements included in this prospectus. Results for the nine months ended August 31, 2006 are not necessarily indicative of results expected for the fiscal year ending November 30, 2006 or any other future period.

          In 2001 and 2002, we disposed of several non-core businesses. The combined results of these divested businesses impacted our operating income in 2001 and 2002 as set forth in footnote 1 below.

	Years Ended November 30,						Nine Months Ended August 31,
	2001(1)	2002(1)		2003	2004	2005	2005	2006
							(Unaudited)
	(In thousands, except per share amounts)
Statement of Operations Data:
Revenue	$431,644	$338,911		$345,840	$393,969	$476,117	$350,085	$402,644
Operating expenses:
Cost of revenue(2)	256,278	165,168		160,723	184,437	228,172	169,998	188,351
Selling, general and administrative(2)	123,881	117,837		119,902	153,594	167,581	126,079	143,924
Depreciation and amortization(3)	30,668	9,352		8,940	9,642	11,419	8,539	10,930
Restructuring and other charges	—	—		—	—	13,703	12,397	2
(Gain) loss on sales of assets, net	(4,643)	(2,660)		(245)	(5,532)	(1,331)	(1,331)	53
Impairment of assets(4)	4,818	8,556		567	1,972	—	—	—
Impairment (recovery) of investment(5)	37,841	(1,598)		—	—	—	—	—
Net periodic pension and post retirement benefits(6)	(12,342)	(10,866)		(8,558)	(5,791)	(4,091)	(2,781)	(3,212)
Earnings in unconsolidated subsidiaries	(3,686)	(2,934)		(3,196)	(437)	(129)	(78)	(180)
Other (income) expense, net	1,246	(1,062)		1,105	3,173	(1,059)	(481)	1,024

Total operating expenses	434,061	281,793		279,238	341,058	414,265	312,342	340,892

Operating income	(2,417)	57,118		66,602	52,911	61,852	37,743	61,752
Impairment of investment in affiliate	—	(7,900	)(7)	—	—	—	—	—
Gain on sale of investment in affiliate	—	—		—	26,601 (8)	—	—	—
Interest income	4,532	1,043		1,359	1,140	3,485	2,553	4,161
Interest expense	(14,065)	(3,535)		(1,104)	(450)	(768)	(693)	(272)

Non operating income (expense), net	(9,533)	(10,392)		255	27,291	2,717	1,860	3,889

Income (loss) from continuing operations before income taxes, minority interests, and discontinued operations	(11,950)	46,726		66,857	80,202	64,569	39,603	65,641
Provision for income taxes	4,557	(16,775)		(24,053)	(16,644)	(20,376)	(12,498)	(21,079)

Income (loss) from continuing operations before minority interests and discontinued operations	(7,393)	29,951		42,804	63,558	44,193	27,105	44,562
Minority interests	(50)	(23)		(46)	(275)	(146)	(14)	(170)

Income (loss) from continuing operations	(7,443)	29,928		42,758	63,283	44,047	27,091	44,392
Discontinued operations(2)(9):
Income (loss) from discontinued operations, net	(401)	—		(195)	(1,969)	(2,250)	(1,652)	(1,920)
Gain on sale of discontinued operations, net	10,356	—		—	—	—	—	—

Income (loss) from discontinued operations, net	9,955	—		(195)	(1,969)	(2,250)	(1,652)	(1,920)

Net income (loss)	$2,512	$29,928		$42,563	$61,314	$41,797	$25,439	$42,472

Income (loss) from continuing operations per share:
Basic (Class A common stock and Class B common stock)	$(0.14)	$0.54		$0.78	$1.15	$0.80	$0.49	$0.79

Diluted (Class A common stock and Class B common stock)	$(0.14)	$0.54		$0.78	$1.15	$0.79	$0.49	$0.79

Net income (loss) per share:
Basic (Class A common stock and Class B common stock)	$0.05	$0.54		$0.77	$1.11	$0.76	$0.46	$0.75

Diluted (Class A common stock and Class B common stock)	$0.05	$0.54		$0.77	$1.11	$0.75	$0.46	$0.75

Balance Sheet Data (as of period end):
Cash and cash equivalents	$10,452		$11,941	$24,051	$124,452	$132,365	$137,767	$161,631
Total assets	600,853		581,291	620,113	752,644	807,156	742,967	876,743
Total long term debt and capital leases	—	(10)	44,081	725	607	262	260	573
Total stockholders' equity	272,321		304,565	360,765	421,051	477,180	439,994	550,353

(1)
In 2001 and 2002, we disposed of the following non-core businesses:

•
In 2001, we sold our common stock investment in Extruded Metals, Inc. (Extruded), a brass rod manufacturer, to TBG. We retained our preferred stock investment in Extruded, but did not consolidate Extruded's results in our financial statements after 2001. As a result of the above, Extruded was not recorded as a discontinued operation.

•
In 2001 and 2002, we disposed of several other non-core critical information businesses. The disposal of these other non-core critical information businesses did not qualify for discontinued operations treatment under APB 30, Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, because of our continued operations in the Energy and Engineering critical information businesses.

For the five years ended November 30, 2005 and the nine months ended August 31, 2005 and 2006, the combined results of Extruded and the other non-core businesses impacted our operating income (loss) as set forth below:

	Years Ended November 30,					Nine Months Ended August 31,
	2001	2002	2003	2004	2005	2005	2006
						(Unaudited)
	(In thousands)
Revenue	$105,321	$8,047	$—	$—	$—	$—	$—
Cost of revenue	93,835	5,558	—	—	—	—	—
Selling, general and administrative	10,004	5,195	—	—	—	—	—
Depreciation and amortization	3,059	126	—	—	—	—	—
Other (income) expense, net	(472)	(47)	—	—	—	—	—

Operating income (loss)	$(1,105)	$(2,785)	$—	$—	$—	$—	$—

(2)
Includes stock-based compensation expense comprised as follows:

	Years Ended November 30,					Nine Months Ended August 31,
	2001	2002	2003	2004	2005	2005	2006
						(Unaudited)
	(In thousands)
Cost of revenue	$—	$—	$—	$4,437	$551	$227	$2,558
Selling, general and administrative	—	—	—	17,065	4,721	3,318	9,907
Discontinued operations, net	—	—	—	303	—	—	254

Stock-based compensation expense	$—	$—	$—	$21,805	$5,272	$3,545	$12,719

In November 2004, we conducted an offer to purchase the outstanding options and shares of capital stock that had been issued pursuant to stock option plans maintained by one of our subsidiaries. The offer included the issuance of deferred stock units and restricted shares of IHS Inc. in exchange for the previously outstanding options and shares. The expense amount for the year ended November 30, 2004 includes (i) a $9.9 million one-time cash charge to purchase options outstanding under these plans and to purchase shares acquired upon exercise of the options and (ii) an $11.9 million non-cash charge relating to the issuance of vested deferred stock units in connection with the offer. Of the $21.8 million total charge, $4.4 million relates to cost of revenue, $17.1 million relates to selling, general and administrative expenses and $0.3 million relates to discontinued operations. See Note 17 to our consolidated financial statements.

(3)
In 2002, we adopted SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. Accordingly, we did not amortize goodwill beginning in 2002. Goodwill amortization in 2001 was $18.1 million.

(4)
A $4.8 million impairment charge was recorded in 2001 primarily related to goodwill ($2.2 million) and decision support tools ($1.0 million). An $8.6 million impairment charge was recorded in 2002 related to the following: buildings held for sale ($4.6 million); miscellaneous balances within our Engineering segment's services business ($1.5 million); decision support tools within our Energy segment ($0.5 million); and a note receivable related to the divestment of Pyramid

  Mouldings, Inc. ("Pyramid"), a metal products manufacturer ($2.0 million). The $0.6 million and $2.0 million impairment charges recorded in 2003 and 2004, respectively, related to decision support tools within our Energy segment.

(5)
Represents our investment in a provider of online procurement services for the electronic components industry. We wrote off our remaining $37.8 million investment in this company in 2001. The investment was subsequently sold in 2002 for approximately $1.6 million, which was recorded as a recovery of investment.

(6)
Net periodic pension and post-retirement benefits were comprised of the following:

	Years Ended November 30,					Nine Months Ended August 31,
	2001	2002	2003	2004	2005	2005	2006
						(Unaudited)
	(In thousands)
Pension income, net	$(15,140)	$(14,760)	$(12,847)	$(10,458)	$(6,469)	$(4,807)	$(2,518)
Post-retirement benefit expense (income)	2,798	3,894	4,289	4,667	2,378	2,026	(694)

Net periodic pension and post-retirement benefits	$(12,342)	$(10,866)	$(8,558)	$(5,791)	$(4,091)	$(2,781)	$(3,212)

(7)
Reflects the impairment of our preferred stock investment in Extruded. See "Certain Relationships and Related Transactions—Investments in Related Parties."

(8)
Reflects a pretax gain on the sale of our preferred stock investment in TriPoint. See "Certain Relationships and Related Transactions—Investments in Related Parties."

(9)
In 2001, Pyramid sold all of its assets. Pyramid's loss is stated net of tax benefit of $576 for the year ended 2001. The gain on sale in 2001 is stated net of tax of $5,576. Our discontinued operations are shown net of tax benefits of $0.1 million, $1.2 million, $1.2 million, $0.9 million and $0.8 million for the years ended November 30, 2003, 2004 and 2005 and the nine months ended August 31, 2005 and 2006, respectively.

(10)
At November 30, 2001, substantially all of our outstanding debt, or approximately $115.5 million, was classified as current since it was payable within the succeeding twelve months.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

          The following discussion of our financial condition and operating results should be read in conjunction with "Selected Historical Consolidated Financial Data" and our consolidated financial statements and accompanying notes included in this prospectus.

          IHS is one of the leading global providers of critical technical information, decision-support tools, and related services to customers in the energy, defense, aerospace, construction, electronics, and automotive industries. We have developed a comprehensive collection of technical information that is highly relevant to the industries we serve. Our decision-support tools enable our customers to quickly and easily search and analyze this information and integrate it into their work flows. Our operational, research, and strategic advisory services combine this information and these tools with our extensive industry expertise to meet the needs of our customers. Our customers rely on these offerings to facilitate decision-making, support key processes, and improve productivity. Our customers range from governments and large multinational corporations to smaller companies and technical professionals in more than 100 countries. We manage our business through our Energy and Engineering operating segments.

          Our Energy segment develops and delivers critical oil and gas industry data on exploration, development, production, and transportation activities to major global energy producers and oil companies. We also provide decision-support tools and operational, research, and strategic advisory services to these customers, as well as to utilities and transportation, petrochemical, coal, and power companies. For example, major global oil companies use our offerings to support a broad range of decision-making processes that identify attractive exploration investments, assess the likelihood of successful oil production projects, and develop detailed planning scenarios.

          Our Engineering segment provides offerings in two broad categories of products: technical standards and parts information. These products include a broad range of technical specifications and standards, regulations, parts data, design guides, and other information for customers in our targeted industries. We also have expertise in developing decision-support tools that enhance the accessibility and usability of this information. We offer targeted advisory services that are designed to maximize the utilization and integration of our information within our customers' business processes. We serve some of the largest engineering-intensive companies around the world in the defense, aerospace, construction, electronics, and automotive industries. For example, we provide some of the largest aerospace companies with desktop access to industry specifications and standards; parts, logistics, and procurement data; engineering methods; and related analytical tools.

Executive Summary

Subscription-based business model

          In 2005 and in the nine months ended August 31, 2006, we derived more than 75% of our revenues from subscriptions to our offerings. As a result of our subscription-based business model and historically high renewal rates, we generate recurring revenue and cash flow. We generally recognize revenue from subscriptions (which are usually for one-year periods) ratably over the term of the subscription. However, our business does have seasonal aspects. For example, certain sales of non-deferred subscriptions occur most frequently in our first and fourth quarters. Consequently, we generally recognize a greater percentage of our revenue and income in those quarters. Also, our first quarter benefits from the inclusion of the results from CERAWeek, an annual energy executive gathering.

          Subscriptions are generally paid in full within one to two months after the subscription period commences. As a result, the timing of our cash flows generally precedes the recognition of revenue and income. Due to the historical timing and alignment of our sales to correspond to certain of our customers' budget and funding cycles, our cash flow provided by operating activities tends to be higher in the first half of our fiscal year as we receive subscription payments.

          We serve some of the world's largest corporations across multiple industries, as well as governments and other organizations, in more than 100 countries. We generate approximately half of our total revenue from outside the United States. Our primary operations outside the United States are in the United Kingdom, Canada, and Switzerland. Our operating profit outside the United States has historically exceeded our domestic operating profit.

Acquisitions

          As part of our growth strategy, we intend to continue to augment our offerings by selectively acquiring information services organizations. In particular, we intend to further penetrate selected information-intensive industries in which we already have a significant presence, such as defense, aerospace, construction, and electronics, through internal growth and selective acquisitions.

          During 2006, we made the following acquisitions:

  •
  Canadian Hydrodynamics Ltd. (CHD).  During July 2006, we acquired the assets of Calgary, Canada-based CHD for approximately $3.5 million using existing cash on hand. CHD is a leading provider of comprehensive drillstem test information for the Western Canadian Sedimentary Basin. The CHD database has been available exclusively through IHS AccuMap, one of our Energy product offerings, as a partner dataset since 1995.

  •
  GeoPLUS.  In June 2006, we acquired the assets of GeoPLUS of Tulsa, Oklahoma, for approximately $42.1 million using existing cash on hand. GeoPLUS has a PC-based software family, PETRA®, which is a popular platform used by oil and gas companies to analyze subsurface data from existing oil and gas wells.

  •
  Construction Research Communications Limited (CRC).  Within our Engineering segment, we acquired CRC Limited, of London, U.K., during June 2006 for approximately $5.8 million, net of acquired cash, using existing cash on hand. CRC was created by the Building Research Establishment (BRE) and Emap Construct to deliver a wide range of BRE products relating to the construction industry, ranging from environmental issues to fire safety.

  •
  CDS.  On December 1, 2005, we acquired the assets of a content-and-data-services (CDS) business for approximately $33.0 million that serves several of the industries targeted by our Engineering segment. The core product of this business is an extensive database that includes technical attributes and alternatives for, and obsolescence and environmental data on, electronic component parts.

          We also made three acquisitions during 2005 for an aggregate purchase price of approximately $3.5 million.

          During 2004, we made the following acquisitions:

  •
  CERA.  We acquired the outstanding capital stock of CERA for a total purchase price of approximately $29.5 million, net of acquired cash, at the beginning of the fourth quarter of 2004. CERA provides syndicated research and strategic advisory services to energy companies.

  •
  USA Information Systems, Inc. (USA).  We acquired the outstanding capital stock of USA for a total purchase price of approximately $19.4 million, net of acquired cash, in the fourth quarter of 2004. USA provides decision-support tools and, to a lesser extent, critical information to governments and government contractors.

  •
  International Petrodata Limited (IPL).  We acquired the assets of IPL for a total purchase price of approximately $16.1 million in the first quarter of 2004. IPL provides critical geological information to the oil and gas exploration and production markets in Canada.

  •
  Intermat, Inc.  We acquired the assets of Intermat for a total purchase price of approximately $5.3 million in the fourth quarter of 2004. Intermat provides decision-support tools for parts management, parts cleansing and predictive obsolescence projects.

          Our consolidated financial statements include the results of operations and cash flows for these acquisitions beginning on their respective dates of acquisition. See also the notes to our consolidated and unaudited condensed consolidated financial statements included elsewhere in this prospectus.

          We did not make any significant acquisitions in 2003.

Revenue by offerings

          Our revenue by type of offering for the periods presented is set forth below:

	Years Ended November 30,			Nine Months Ended August 31,
	2003	2004	2005	2005	2006
	(In thousands)
Critical information	$273,310	$308,161	$339,815	$251,132	$274,408
Decision-support tools	38,292	44,206	56,015	40,211	59,857
Services	34,238	41,602	80,287	58,742	68,379

Total revenue	$345,840	$393,969	$476,117	$350,085	$402,644

Segments

          The table below presents the split of revenue by type of offering for each of our two segments:

	Energy				Engineering
	Years Ended November 30,				Years Ended November 30,
				Nine Months Ended August 31, 2006				Nine Months Ended August 31, 2006
	2003	2004	2005		2003	2004	2005
Critical information	70%	65%	56%	55%	87%	90%	88%	83%
Decision-support tools	20	18	16	17	4	5	7	12
Services	10	17	28	28	9	5	5	5

Total revenue	100%	100%	100%	100%	100%	100%	100%	100%

          Each of our segments' results from operations is primarily driven by organic growth and acquisitions. Organic growth is driven by several factors, including: the introduction of new offerings, periodic updates of existing offerings, the execution of our sales and marketing plans, world economic and other events, and our ability to further penetrate existing customers, generate new customers and raise prices.

Pricing information

          Many of our sales are customized on an annual basis to meet individual customer needs and are based on a number of factors, including the number of customer locations, the number of simultaneous users and the breadth of the content to be included in the offering. In light of the customized nature of many of these offerings, pricing terms are also customized. In addition, the difficulty in contrasting price changes from period to period is exacerbated by the fact that the offering sets purchased by customers are often not constant between periods. As a result, we are not able to precisely differentiate between pricing and volume impacts on changes in revenue from these products from period to period.

Global operations

          We serve some of the world's largest corporations across multiple industries, as well as governments and other organizations, in more than 100 countries. We generated revenue of $230.9 million outside the United States during the year ended November 30, 2005, which represented almost half of our total revenue. Our primary operations outside the United States are in the United Kingdom, Canada, and Switzerland. Our operating profit outside the United States has historically exceeded our domestic operating profit. Set forth below for the years ended November 30 is our revenue indicated by country based on the location of our subsidiary generating the revenue (which differs in some cases from the location of the customer):

	2003	2004	2005
	(In thousands)
United States	$180,307	$196,090	$245,187
United Kingdom	68,541	56,404	78,660
Canada	32,798	41,747	47,812
Switzerland	30,757	61,647	64,840
Rest of world	33,437	38,081	39,618

Total revenue	$345,840	$393,969	$476,117

Restructuring and offering charges

          During the third quarter of 2005, we executed a restructuring initiative affecting our Engineering segment and certain corporate costs. This initiative was undertaken to reduce costs, further integrate the operations of previous acquisitions, streamline our data delivery processes, and realign our marketing efforts to support our core product initiatives. During the course of the restructuring, we reduced our aggregate workforce by over 100 employees and closed two offices, one in the U.S. and one in the U.K.

          A restructuring charge of approximately $8.2 million was incurred during the third quarter of 2005 and was comprised primarily of termination costs. Of this amount, we had disbursed all but approximately $0.2 million as of August 31, 2006. Approximately $2.1 million of the charge related to the accelerated vesting of restricted shares.

          We also incurred $5.5 million of costs associated with our initial public offering. We were required to expense these costs since we did not issue any shares in connection with our initial public offering; rather, all shares were sold by the selling shareholders, and not by us.

Discontinued operations

          During the third quarter of 2005, we classified a business in our Energy segment as being held for sale. We continually evaluate opportunities to align our business activities within our core operations. The business held for sale was a manufacturing operation, which was not part of our core operations.

          During the first quarter of 2006, we revised our estimate and wrote down the value of the assets of the discontinued operation $1.0 million based on what we had experienced to date in the sales process. During the third quarter of 2006, we sold the business to an unrelated third party for approximately $0.4 million, subject to closing adjustments, and recognized a loss of less than $0.1 million on the sale of the business.

          For all of the periods presented in this prospectus, the related results of operations are shown as a discontinued operation, net of tax, in our consolidated statement of operations. The related net loss from this discontinued operation was approximately $0.2 million, $2.0 million, $2.3 million, $1.7 million and $1.9 million for the years ended November 30, 2003, 2004 and 2005 and the nine months ended August 31, 2005 and 2006, respectively. Discontinuing this business is not expected to have a material impact on our future results of operations or liquidity.

Other items

          Cost of operating our business.    We incur our cost of revenue primarily to acquire, manage, and deliver our critical information. These costs include royalty payments to third-party information providers, as well as personnel, information technology, and occupancy costs related to these activities. Royalty payments generally vary based on subscription sales in our Engineering segment. Our cost of revenue for our services offerings is primarily comprised of personnel costs. Our selling, general, and administrative expenses primarily include wages and other personnel costs, commissions, corporate occupancy costs, and marketing costs.

          A large portion of our operating expenses are fixed costs, particularly in our Energy segment which does not generally pay royalties for critical information. Within our Engineering segment, a portion of our critical information revenue is driven from the sale of specifications and standards, the content for which is obtained from SDOs. Over the last few years within this segment, certain SDOs have increased the royalty payments we pay for use of their specifications and standards information. As a result, our Engineering operating margins have declined over the last few years.

          Costs of being a public company.    Beginning in 2004, our selling, general, and administrative costs increased as we prepared to become a public company. We expect to continue to incur these selling, general, and administrative expenses related to operating as a public company, such as legal and accounting expenses, the cost of an investor relations function, costs related to Section 404 of the Sarbanes-Oxley Act, and director and officer insurance premiums.

          We have also incurred costs to modify our long-term incentive plans to reflect more customary public company compensatory arrangements. In November 2004, we conducted an offer to purchase the outstanding options and shares of capital stock that had been issued pursuant to stock option plans maintained by one of our subsidiaries. Stock-based compensation expense for the year ended November 30, 2004 included: (i) a $9.9 million one-time cash charge to settle options under IHS Group Inc.'s 1998 and 2002 non-qualified stock option plans and to repurchase IHS Group Inc. shares previously issued upon the exercise of the options and (ii) an $11.9 million non-cash charge relating to the vested restricted stock units issued under IHS Inc.'s 2004 Long-term Incentive Plan. We also issued restricted stock for which we will record the cost over its one- to five-year vesting period. As of August 31, 2006, we had granted 2.9 million of our Class A common stock to our officers and employees in the form of performance shares, performance units, restricted shares, restricted stock units and stock options. Assuming that all of the performance measures are met, we expect stock-based compensation expense for the next quarter and three years thereafter to approximate the following:

	Three Months Ending November 30, 2006	Years Ending November 30,
		2007	2008	2009
	(In thousands)
Total projected stock-based compensation expense	$8,441	$13,665	$8,130	$3,634

          The above projections do not reflect any future share grants.

          Pension and post-retirement benefits.    Net periodic pension and post-retirement benefits are primarily comprised of pension income and expense and post-retirement benefit expense shown on a net basis.

          Net periodic pension and post-retirement benefits were comprised of the following:

	Years Ended November 30,			Nine Months Ended August 31,
	2003	2004	2005	2005	2006
				(Unaudited)
	(In thousands)
Pension income, net	$(12,847)	$(10,458)	$(6,469)	$(4,807)	$(2,518)
Post-retirement benefit expense (income)	4,289	4,667	2,378	2,026	(694)

Net periodic pension and post-retirement benefits	$(8,558)	$(5,791)	$(4,091)	$(2,781)	$(3,212)

          On November 30, 2004, our U.S. pension plan and our post-retirement benefit plan were spun off. Previously, they were a part of a single-employer plan, which included operating companies that we did not own or consolidate, sponsored by our consolidated subsidiary. As a consequence of the spin-off of our plans, our prepaid pension asset and our accrued post-retirement benefit liability were reduced for the prepaid pension asset and accrued post-retirement benefit liability attributable to the non-IHS Inc. plans and recorded as a $6.0 million net charge to equity during the period ended November 30, 2004. Additionally, our net periodic pension and post-retirement benefit income decreased in 2005 as compared to 2004 as a result of the spin-off. The net amount of income has been declining over the last three years primarily due to the amortization of actuarial losses resulting from lower than expected asset returns from 2000 through 2002.

          During the first quarter of 2006, we notified our employees of certain changes adopted by the human resources committee of our board of directors regarding our U.S. pension and post-retirement benefit plans. These changes took effect May 1, 2006. As a result of these changes, we expect our net periodic pension and post-retirement benefit income to increase during fiscal year 2006 compared to fiscal year 2005 and then decline in fiscal year 2007.

          Provision for income taxes.    Our effective tax rate was 36.0%, 20.8% and 31.6% in the years ended November 30, 2003, 2004, and 2005, respectively. Our effective tax rate for the nine months ended August 31, 2005 and 2006 was 31.6% and 32.1%, respectively. The effective tax rate in fiscal year 2005 included the benefit of the favorable outcome of tax audits during the period, as well as the impact of non-deductible items. The lower effective tax rate in fiscal year 2004 was principally due to two items: the recognition in the fourth quarter of the tax benefit of a dividends-received deduction on dividends from a preferred stock investment, and the tax benefit from a release of substantially all of the valuation allowance on foreign tax credits as a result of the extension of the credit carryforward period included in the American Jobs Creation Act of 2004. We expect our fiscal year 2006 effective tax rate to be slightly higher than the fiscal year 2005 rate. See Note 15 to our consolidated financial statements included elsewhere in this prospectus.

Critical Accounting Policies and Estimates

          Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, or GAAP. To apply GAAP, we must make significant estimates that affect our reported amounts of assets, liabilities, revenues, and expenses, and related disclosure of contingent assets and liabilities. In many instances, we could reasonably have used different accounting estimates. In addition, changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ significantly from our estimates. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations will be affected. We base our estimates on historical experience and other assumptions that we believe to be reasonable under the circumstances and we evaluate these estimates on an ongoing basis. We refer to accounting estimates of this type as critical accounting policies and estimates, which are discussed further below.

    Revenue Recognition

          The majority of our offerings are provided under agreements containing standard terms and conditions. In our non-standard agreements, we make judgments to determine how to appropriately account for them. These judgments generally involve assessments regarding matters such as:

  •
  whether sufficient legally binding terms and conditions exist, and

  •
  whether customer acceptance has been achieved.

          We evaluate the binding nature of the terms and conditions of our agreements, as well as whether customer acceptance has been achieved, based on management's judgments, and as appropriate, advice from legal counsel.

          Historically, our judgments have been accurate because we have not experienced significant disputes with our customers regarding the timing and acceptance of delivered products and services. However, our actual experience in future periods with respect to binding terms and conditions and customer acceptance may differ from our historical experience.

    Identifiable Intangible Assets and Goodwill

          We account for our business acquisitions using the purchase method of accounting. We allocate the total cost of an acquisition to the underlying net assets based on their respective estimated fair values. As part of this allocation process, we identify and attribute values and estimated lives to the intangible assets acquired. These determinations involve significant estimates and assumptions, including those with respect to future cash flows, discount rates, and asset lives and therefore require considerable judgment. These determinations will affect the amount of amortization expense recognized in future periods.

          We review the carrying values of identifiable intangible assets with indefinite lives and goodwill at least annually to assess impairment because these assets are not amortized. Additionally, we review the carrying value of any intangible asset or goodwill whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. Examples of such events or changes in circumstances include significant negative industry or economic trends, significant changes in the manner of our use of the acquired assets or our strategy, a significant decrease in the market value of the asset, and a significant change in legal factors or in the business climate that could affect the value of the asset. We assess impairment by comparing the fair value of an identifiable intangible asset or goodwill with its carrying value. The determination of fair value involves significant management judgment. Impairments are expensed when incurred. Specifically, we test for impairment as follows:

  Identifiable intangible assets

          We compare the expected undiscounted future operating cash flows associated with finite-lived assets to their respective carrying values to determine if the asset is fully recoverable. If the expected future operating cash flows are not sufficient to recover the carrying value, we estimate the fair value of the asset. Impairment is recognized when the carrying amount of the asset is not recoverable and when the carrying value exceeds fair value.

  Goodwill

          We test goodwill for impairment on a "reporting unit" level. A reporting unit is a group of businesses: (i) for which discrete financial information is available and (ii) that have similar economic characteristics. We test goodwill for impairment using the following two-step approach:

  •
  We first determine the fair value of each reporting unit. If the fair value of a reporting unit is less than its carrying value, this is an indicator that the goodwill assigned to that reporting unit might be impaired, which requires performance of the second step.

  •
  In the second step, we allocate the fair value of the reporting unit to the assets and liabilities of the reporting unit as if it had just been acquired in a business combination and as if the purchase price was equivalent to the fair value of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is referred to as the implied fair value of goodwill. We then compare that implied fair value of the reporting unit's goodwill to the carrying value of that goodwill. If the implied fair value is less than the carrying value we recognize an impairment loss for the excess.

          We determine the fair value of our reporting units based on a combination of various techniques, including the present value of future cash flows and comparisons of the earnings multiples of peer companies.

          Since the valuation of identifiable intangible assets and goodwill requires significant estimates and judgment about future performance and fair values, our future results could be affected if our current estimates of future performance and fair values change.

          As previously disclosed in our 2005 Form 10-K, we tested goodwill for impairment during the fourth quarter of 2005 based on the goodwill balance as of the end of the third quarter of 2005. We concluded that no impairment existed at that time. As part of that annual process, we chose to obtain an independent appraisal in support of our view of the recoverability of goodwill for our Engineering Services reporting unit. We now plan to obtain an independent appraisal of this reporting unit relative to the performance of our annual goodwill impairment test during the fourth quarter of 2006. The Engineering Services reporting unit accounted for approximately 3% of our revenue and 5% of our goodwill balance as of the end of the third quarter of fiscal year 2006.

    Income Taxes

          We account for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. Significant judgment is required in determining our provision for income taxes, current tax assets and liabilities, deferred tax assets and liabilities, and our future taxable income for purposes of assessing our ability to realize future benefit from our deferred tax assets. A valuation allowance is established to reduce our deferred tax assets to the amount that is considered more likely than not to be realized through the generation of future taxable income and other tax planning opportunities. To the extent that a determination is made to establish or adjust a valuation allowance, the expense or benefit is recorded in the period in which the determination is made.

          Our accounting for income taxes requires us to exercise judgment for known issues under discussion with tax authorities and transactions yet to be settled. As a result, we maintain a tax liability for contingencies and regularly assess the adequacy of this tax liability. We record liabilities for known tax contingencies in the period when it is probable that a liability has been incurred, and adjust our tax contingencies in the period in which it is probable that the actual results will differ from our estimates.

          If actual results differ from estimates we have used, or if we adjust these estimates in future periods, our operating results and financial position could be materially affected.

    Pension and Postretirement Benefits

          We have defined benefit plans that cover the majority of our employees in the U.S. and the U.K. We also have postretirement welfare plans in the U.S. that provide medical benefits for retirees and eligible dependents and life insurance for certain retirees. The accounting for these plans is subject to the guidance provided in SFAS No. 87, Employers' Accounting for Pensions, and SFAS No. 106, Employers' Accounting for Postretirement Benefits Other than Pensions. Both of these statements require that management make certain assumptions relating to the long-term rate of return on plan assets, discount rates used to measure future obligations and expenses, salary increases, inflation, health care cost trend rates and other assumptions. We believe that the accounting estimates related to our pension and postretirement plans are critical accounting estimates because they are highly susceptible to change from period to period based on market conditions.

          We performed an analysis of high-yield bonds at the end of 2005 and compared the results to appropriate indices and industry trends to support the discount rates used in determining our pension liabilities in the United States and in the United Kingdom for the year ended November 30, 2005. Discount rates and expected rates of return on plan assets are selected at the end of a given fiscal year and impact expense in the subsequent year. A fifty-basis-point change in certain assumptions would have had the following effects on 2005 pension results:

	Impact to Pension Results—U.S. Plan
Change in Assumption	Increase/(Decrease) on 2005 Pre-Tax Expense	Increase/(Decrease) on November 30, 2005 PBO
	(In thousands)
50-basis-point decrease in discount rate	$193	$13,243
50-basis-point-increase in discount rate	$(101)	$(11,930)
50-basis-point decrease in expected return on assets	$1,255	$—
50-basis-point increase in expected return on assets	$(1,255)	$—
	Impact to Pension Results—U.K. Plan
Change in Assumption	Increase/(Decrease) on 2005 Pre-Tax Expense	Increase/(Decrease) on November 30, 2005 PBO
	(In thousands)
50-basis-point decrease in discount rate	£212	£1,767
50-basis-point-increase in discount rate	£(198)	£(1,581)
50-basis-point decrease in expected return on assets	£53	£—
50-basis-point increase in expected return on assets	£(53)	£—

          Assumed health-care-cost-trend rates have a significant effect on the amounts reported for the retiree health-care plan. A one-percentage-point change in assumed health-care-cost-trend rates would have had the following effects:

	One percentage- point increase	One percentage- point decrease
	(In thousands)
Effect on total of service and interest cost for the year ended November 30, 2005	$454	$(357)
Effect on post-retirement benefit obligation as of November 30, 2005	4,604	(3,698)

          On a consolidated basis, we had $51.5 million of unrecognized pension and post-retirement benefit losses as of November 30, 2005. These losses are primarily comprised of cumulative investment returns that are lower than these assumed investment returns and losses due to increased pension and post-retirement benefit liabilities resulting from falling interest rates. Pension income and post-retirement benefit expense includes amortization of these actuarial losses after they exceed specified thresholds. As a result of expected losses in excess of the thresholds for the foreseeable future, we anticipate net periodic pension and post-retirement benefit income will continue to decrease.

Results of Operations

          Set forth below are our results of operations expressed as a percentage of revenue.

	Years Ended November 30,			Nine Months Ended August 31,
	2003	2004	2005	2005	2006
				(Unaudited)
Revenue:
Products	90%	89%	83%	83%	83%
Services	10	11	17	17	17

Total revenue	100	100	100	100	100
Operating expenses:
Cost of revenue	46	47	48	49	47
Selling, general and administrative	35	39	35	36	36
Depreciation and amortization	3	2	2	2	3
Restructuring and offering charges	—	—	3	4	—
(Gain) loss on sales of assets, net	—	(1)	—	(1)	—
Net periodic pension and post-retirement benefits	(2)	(1)	(1)	(1)	(1)
Earnings in unconsolidated subsidiaries	(1)	—	—	—	—
Other (income) expense, net	—	1	—	—	—

Total operating expenses	81	87	87	89	85

Operating income	19	13	13	11	15
Gain on sale of investment in affiliate	—	7	—	—	—
Interest income	—	—	1	—	1
Interest expense	—	—	—	—	—

Non operating income (expense), net	—	7	1	—	1

Income from continuing operations before income taxes and minority interests	19	20	14	11	16
Provision for income taxes	(7)	(4)	(5)	(3)	(5)

Income from continuing operations before minority interests	12	16	9	8	11
Minority interests	—	—	—	—	—

Income from continuing operations	12	16	9	8	11
Discontinued operations:
Loss from discontinued operations, net	—	—	—	(1)	—

Net income	12%	16%	9%	7%	11%

          Set forth below is our revenue and operating income for our Energy and Engineering segments for the years ended November 30, 2003, 2004 and 2005 and the nine months ended August 31, 2005 and 2006. Certain corporate transactions are not allocated to our operating segments. Unallocated amounts include corporate-level restructuring and offering charges, stock-

based compensation expense, net periodic pension and post-retirement benefits income, corporate-level impairments, and gains on sales of corporate assets.

	Years Ended November 30,			Nine Months Ended August 31,
	2003	2004	2005	2005	2006
				(Unaudited)
	(In thousands)
Energy revenue	$156,151	$185,792	$242,312	$178,917	$214,461
Engineering revenue	189,689	208,177	233,805	171,168	188,183

Consolidated revenue	$345,840	$393,969	$476,117	$350,085	$402,644

Energy operating income(1)	$29,854	$35,225	$53,003	$38,788	$49,449
Engineering operating income(2)	28,190	32,984	17,993	6,376	21,576

Total segment operating income	58,044	68,209	70,996	45,164	71,025
Adjustments(3)	8,558	(15,298)	(9,144)	(7,421)	(9,273)

Consolidated operating income	$66,602	$52,911	$61,852	$37,743	$61,752

(1)
Includes asset impairments of $0.6 million and $2.0 million for the years ended November 30, 2003 and 2004, respectively. There were no asset impairments during the year ended November 30, 2005 or the nine months ended August 31, 2005 and 2006.

(2)
Includes gains on sales of assets, net, of $0.2 million and $5.1 million for the years ended November 30, 2003 and 2004. There were no material gains on sales of assets in the year ended November 30, 2005 and none in the nine months ended August 31, 2005 and 2006. Additionally, the year ended November 30, 2005 includes a $4.4 million restructuring charge.

(3)
Includes the following items:

	Years Ended November 30,			Nine Months Ended August 31,
	2003	2004	2005	2005	2006
				(Unaudited)
	(In thousands)
Net periodic pension and post-retirement benefits	$8,558	$5,791	$4,091	$2,781	$3,212
Restructuring and offering charges	—	—	(9,297)	(7,991)	(20)
Stock-based compensation expense	—	(21,502)	(5,272)	(3,545)	(12,465)
Gain on sales of corporate assets, net	—	413	1,334	1,334	—

	$8,558	$(15,298)	$(9,144)	$(7,421)	$(9,273)

Nine Months Ended August 31, 2006 Compared to the Nine Months Ended August 31, 2005

          Revenue.    Revenue was $402.6 million for the nine months ended August 31, 2006, compared to $350.1 million for the nine months ended August 31, 2005, an increase of $52.5 million or 15%. Revenue increased primarily due to organic growth, which contributed $44.8 million, as well as acquisitions, which contributed $10.5 million. These increases were partially offset by the impact of adverse foreign currency movements.

          Revenue for our Energy segment was $214.5 million for the nine months ended August 31, 2006, compared to $178.9 million for the nine months ended August 31, 2005, an increase of $35.6 million or 20%. The increase was principally due to organic growth, which contributed $33.1 million. Organic growth in 2006 was driven by an expanding subscription base, price increases, and the contributions of certain items unique to the first quarter, such as CERAWeek and the sale of certain U.K. sub-surface information as a result of a periodic government auction of exploration-and-production rights. Acquisitions added $2.2 million.

          Revenue for our Engineering segment was $188.2 million for the nine months ended August 31, 2006, compared to $171.2 million for the nine months ended August 31, 2005, an increase of $17.0 million or 10%. This increase was primarily due to organic growth, which added $11.7 million, as well as acquisitions, which contributed $8.3 million. The increase was partially offset by adverse foreign currency movements. Organic growth was principally driven by increased sales and increased prices within our specification-and-standards and parts-management offerings.

          Cost of Revenue.    Cost of revenue was $188.4 million for the nine months ended August 31, 2006, compared to $170.0 million for the nine months ended August 31, 2005, an increase of $18.4 million or 11%. As a percentage of revenue, cost of revenue decreased to 46.8% from 48.6%. Margins within our Energy segment increased principally due to the additional revenue discussed above and our ability to leverage a relatively fixed cost structure. Margins within our Engineering segment benefited from the cost savings realized from last year's restructuring and relatively flat effective royalty rates.

          Selling, General and Administrative Expenses.    Selling, general and administrative expenses (SG&A) were $143.9 million for the nine months ended August 31, 2006, compared to $126.1 million for the nine months ended August 31, 2005, an increase of $17.8 million or 14%. Stock-based compensation increased $6.6 million. SG&A also increased due to increased sales-and-marketing and back-office costs to support increased sales; certain one-time costs related to a modest reduction in force in a legacy product line; and, at the corporate level, increased costs related to our first full year as a public company. Cost savings from our third-quarter 2005 restructuring partially offset the above. Acquisitions contributed $2.5 million of the increase. Foreign currency movements partially offset the above by $0.6 million. As a percentage of revenue and excluding stock-based compensation expense, selling, general and administrative expenses were 33.3% for the nine months ended August 31, 2006, down from 35.1% for the nine months ended August 31, 2005.

          Depreciation and Amortization Expenses.    Depreciation and amortization expenses were $10.9 million for the nine months ended August 31, 2006, compared to $8.5 million for the nine months ended August 31, 2005, an increase of $2.4 million or 28%. The increase was primarily due to acquisitions.

          Restructuring and Offering Charges.    There were no material restructuring and offering charges in 2006. Restructuring and offering charges were $12.4 million for the nine months ended August 31, 2005. The restructuring costs of $8.3 million were comprised primarily of termination costs. The offering costs of $4.1 million related to the write-off of previously capitalized costs associated with our initial public offering. During the third quarter of 2005, we executed a restructuring initiative affecting our Engineering segment and certain unallocated corporate costs. This initiative was undertaken to reduce costs, further the integration of operations from previous acquisitions, streamline our data delivery processes, and realign our marketing efforts to support core product initiatives. In the restructuring, we reduced our aggregate workforce by over 100 employees and closed two offices, one in the United States and one in the United Kingdom.

          Operating Income.    Operating income was $61.8 million for the nine months ended August 31, 2006, compared to $37.7 million for the nine months ended August 31, 2005, an increase of $24.1 million or 64%. As a percentage of revenue, operating income increased to 15.3% for the nine months ended August 31, 2006, from 10.8% for the nine months ended August 31, 2005. The prior year included $12.4 million in restructuring and offering costs. No similar expenses were incurred during 2006.

          Operating income for our Energy segment was $49.4 million for the nine months ended August 31, 2006, compared to $38.8 million for the nine months ended August 31, 2005, an increase of $10.6 million or 27%. The increase was primarily attributable to increased revenue discussed above coupled with a relatively fixed cost structure. The first nine months of 2006 also benefited from certain events unique to the first quarter, such as increased attendance and sponsorships for CERAWeek and the sale of certain U.K. sub-surface information as a result of a periodic government auction of exploration-and-production rights.

          Operating income for our Engineering segment was $21.6 million for the nine months ended August 31, 2006, compared to $6.4 million for the nine months ended August 31, 2005, an increase of $15.2 million. This increase was primarily driven by increased sales combined with cost savings resulting from our third-quarter 2005 restructuring. Also, the nine months of 2005 included a $4.4 million restructuring charge. No similar charge was incurred during 2006.

          Loss from Discontinued Operations, Net.    Loss from discontinued operations, net was $1.9 million for the nine months ended August 31, 2006, compared to $1.7 million for the nine months ended August 31, 2005, an increase of $0.2 million. During the first quarter of 2006, we revised our estimate, and wrote down the value, of the assets of the discontinued operation based on what we had experienced to date in the sales process. During the third quarter of 2006, we sold the business to an unrelated third party for approximately $0.4 million and recorded a loss on sale of less than $0.1 million.

Year Ended November 30, 2005 Compared to the Year Ended November 30, 2004

          Revenue.    Revenue was $476.1 million for the year ended November 30, 2005 compared to $394.0 million for the year ended November 30, 2004, an increase of $82.1 million or 21%. Revenue increased primarily due to 2004 acquisitions, which contributed approximately $40.6 million; organic growth, which contributed $30.8 million; and foreign-currency movements, which contributed $2.7 million. The remainder of the change is primarily attributable to the first-quarter 2004 dissolution of a joint venture within our Engineering segment.

          Revenue for our Energy segment was $242.3 million for the year ended November 30, 2005 compared to $185.8 million for the year ended November 30, 2004, an increase of $56.5 million or 30%. The increase was principally due to 2004 acquisitions, which contributed $31.3 million; organic growth, which contributed $24.0 million; and foreign-currency movements, which contributed $1.2 million. The acquisition growth resulted primarily from CERA. Organic growth in 2005 was driven by an expanding subscription base, growth within our service and decision-support-tools offerings, the introduction of new products and functionalities, and favorable energy-industry conditions.

          Revenue for our Engineering segment was $233.8 million for the year ended November 30, 2005 compared to $208.2 million for the year ended November 30, 2004, an increase of $25.6 million or 12%. This increase was primarily driven by acquisitions, which contributed $9.3 million; organic growth, which increased revenue by $6.8 million; and foreign-currency movements, which contributed $1.4 million. The remainder of the change is attributable to the first-quarter 2004 dissolution of a joint venture. Organic growth resulted primarily from an expanding subscription base and by double-digit growth in our parts management product line.

          Cost of Revenue.    Cost of revenue was $228.2 million for the year ended November 30, 2005 compared to $184.4 million for the year ended November 30, 2004, an increase of $43.8 million or 24%. As a percentage of revenue, cost of revenue increased from 46.8% to 47.9%. Margins within our Energy segment remained relatively flat. Slight margin improvements in our Energy-critical information and decision-support-tools products were more than offset by higher sales volumes of our lower-margin Energy services due to the inclusion of a full-year's worth of CERA results. Engineering margins decreased primarily as a result of continued increases in effective royalty rates related to sales of critical information, our primary source of Engineering revenue. The first-quarter 2004 dissolution of a joint venture within our Engineering segment also adversely impacted our Engineering margin.

          Selling, General and Administrative Expenses.    Selling, general and administrative expenses were $167.6 million for the year ended November 30, 2005, compared to $153.6 million for the year ended November 30, 2004, an increase of $14.0 million or 9%. Acquisitions contributed $15.8 million of the increase. The remainder of the increase was primarily due to increased sales-and-marketing and back-office costs to support increased sales, and, at the corporate level, increased costs related to the implementation of public-company infrastructure, processes and systems in preparation for our initial public offering. Offsetting this increase was a decrease in stock-based compensation expense from $17.1 million in 2004 to $4.7 million in 2005. Stock-based compensation expense was higher in 2004 due to costs associated with the termination of stock-option plans maintained by one of our subsidiaries. As a percentage of revenue, selling, general and administrative expenses, excluding stock-based compensation expense, were 34.2% for the year ended November 30, 2005, down from 34.7% for the year ended November 30, 2004.

          Depreciation and Amortization Expenses.    Depreciation and amortization expenses were $11.4 million for the year ended November 30, 2005, compared to $9.6 million for the year ended November 30, 2004, an increase of $1.8 million, or 19%. The increase was primarily due to acquisitions.

          Restructuring and Offering Charges.    Restructuring and offering charges were $13.7 million for the year ended November 30, 2005. The restructuring costs of $8.2 million were comprised primarily of termination costs. The offering costs of $5.5 million related to costs associated with our initial public offering. We had no similar expenses for the year ended November 30, 2004. During the third quarter of 2005, we executed a restructuring initiative affecting our Engineering segment and certain unallocated corporate costs. This initiative was undertaken to reduce costs, further the integration of operations from previous acquisitions, streamline our data-delivery processes, and realign our marketing efforts to support core-product initiatives. In the restructuring, we reduced our aggregate workforce by over 100 employees and closed two offices, one in the U.S. and one in the U.K. See "—Executive Summary—Restructuring and offering charges."

          Net Gain on Sales of Assets.    Net gain on sales of assets were $1.3 million for the year ended November 30, 2005 compared to $5.5 million for the year ended November 30, 2004, a decrease of $4.2 million. Results for the year ended November 30, 2004 included a $4.4 million gain from the first-quarter 2004 dissolution of a joint venture.

          Net Periodic Pension and Post-retirement Benefits.    Net periodic pension and postretirement benefits income was $4.1 million for the year ended November 30, 2005 compared to $5.8 million for the year ended November 30, 2004, a decrease of $1.7 million or 29%. The decrease was primarily due to the November 30, 2004 spin-off of IHS's U.S. retirement plan as well as increased actuarial losses resulting from lower-than-expected asset returns in previous years.

          Earnings in Unconsolidated Subsidiaries.    Earnings from unconsolidated subsidiaries were $0.1 million during the year ended November 30, 2005, compared to $0.4 million for the year ended November 30, 2004.

          Net Other (Income) Expense.    Net other (income) expense was $(1.1) million for the year ended November 30, 2005, compared to $3.2 million for the year ended November 30, 2004. The change was primarily attributable to foreign-currency movements.

          Operating Income.    Operating income was $61.9 million for the year ended November 30, 2005, compared to $52.9 million for the year ended November 30, 2004, an increase of $9.0 million, or 17%. As a percentage of revenue, operating income was 13% for both of the years ended November 30, 2005 and 2004.

          Operating income for our Energy segment was $53.0 million for the year ended November 30, 2005, compared to $35.2 million for the year ended November 30, 2004, an increase of $17.8 million, or 51%. The increase was primarily attributable to increased revenue based on a semi-fixed cost structure, which was partially offset by operating expense increases caused by acquisitions, efforts to comply with the requirements of the Sarbanes-Oxley Act, back-office system implementation costs, and increased corporate-cost allocations resulting from the planned public-company infrastructure costs.

          Operating income for our Engineering segment was $18.0 million for the year ended November 30, 2005 compared to $33.0 million for the year ended November 30, 2004, a decrease of $15.0 million, or 46%. Operating income decreased primarily due to the $4.4 million restructuring charge in 2005; increasing royalty rates, which reduced margins; increased selling, general and administrative expenses, resulting from additional spending on sales-and-marketing resources and programs; and increased corporate-cost allocations resulting from the planned public-company infrastructure costs. Additionally, the results for the year ended November 30, 2004 included a non-recurring gain of approximately $4.4 million on the dissolution of a joint venture.

          Interest Income.    Interest income was $3.5 million for the year ended November 30, 2005 compared to $1.1 million for the year ended November 30, 2004, an increase of $2.4 million. Interest income increased primarily as a result of increased cash, primarily a function of the proceeds received from our fourth-quarter 2004 sale of a non-core asset for $94.2 million, as well as increased interest rates. Also, during the third quarter of 2005, we implemented our cash investment policy and purchased short-term marketable securities.

          Interest Expense.    Interest expense was $0.8 million for the year ended November 30, 2005 compared to $0.5 million for the year ended November 30, 2004, an increase of $0.3 million. In the first quarter of 2005, we wrote off certain deferred financing costs associated with our previous credit facility as we entered into a new credit facility in January 2005.

          Provision for Income Taxes.    Our effective tax rate for the year ended November 30, 2005 was 31.6%, compared to 20.8% for the year ended November 30, 2004. The effective tax rate for the 2005 period reflects the benefit of the favorable outcome of tax audits during the period, changes to certain estimates and the impact of non-deductible items. The effective tax rate for 2004 was lower than 2005 principally due to two non-recurring items recognized in the fourth quarter of 2004. First, benefits were recognized from a dividends-received deduction on dividends from a preferred stock investment. Second, benefit was recognized from the release of substantially all of the valuation allowance on foreign tax credits primarily due to the extension of the credit carryforward period included in the American Jobs Creation Act of 2004.

          Loss from Discontinued Operations, Net.    Loss from discontinued operations, net was $2.2 million for the year ended November 30, 2005 compared to $2.0 million for the year ended November 30, 2004, an increase of $0.2 million.

Year Ended November 30, 2004 Compared to the Year Ended November 30, 2003

          Revenue.    Revenue was $394.0 million for the year ended November 30, 2004 compared to $345.8 million for the year ended November 30, 2003, representing an increase of $48.2 million or 14%. The increase was primarily attributable to internal growth, which contributed approximately $17.8 million; 2004 acquisitions, which increased revenue by $16.6 million; and favorable foreign-currency movements, which increased revenue by $13.2 million. Internal growth was primarily driven by increased sales of critical information and decision-support tools in our Energy and Engineering operating segments, as well as modest price increases.

          Revenue for our Energy segment was $185.8 million for the year ended November 30, 2004 compared to $156.2 million for the year ended November 30, 2003, representing an increase of $29.6 million or 19%. The 2004 revenue increase within our Energy segment included increases in revenue of $14.3 million, $3.6 million, and $11.7 million from our critical information, decision-support tools, and services, respectively. The revenue increases in critical information and decision-

support tools stemmed from organic growth, foreign exchange movements and acquisitions. The increase in services revenue primarily resulted from the acquisition of CERA.

          Revenue for our Engineering segment was $208.2 million for the year ended November 30, 2004 compared to $189.7 million for the year ended November 30, 2003, representing an increase of $18.5 million or 10%. The 2004 revenue increase within our Engineering segment included increases in revenue of $19.0 million and $2.3 million from our critical information and decision-support tools offerings, respectively, which was partially offset by a $2.8 million reduction in services revenue. The increase in revenue from the sale of critical information was split nearly evenly between organic growth and favorable foreign-currency movements. The organic growth was primarily attributable to recent updates to existing products and improved performance of our largest information offering, Specs and Standards. The reduction in services revenue mainly reflects management's decision to exit certain less profitable non-core service offerings.

          Cost of Revenue.    Cost of revenue was $184.4 million for the year ended November 30, 2004 compared to $160.7 million for the year ended November 30, 2003, representing an increase of $23.7 million or 15%. As a percentage of revenue, cost of revenue remained relatively constant at 46.5% in 2003 compared to 46.8% in 2004. Our ability to leverage the fixed cost component of our cost structure was offset by the foreign exchange effects on some of our expenses, lower margins in companies we acquired in 2004, and a continued increase in the effective rate of royalty expense.

          Selling, General and Administrative Expenses.    Selling, general, and administrative expenses were $153.6 million for the year ended November 30, 2004 compared to $119.9 million for the year ended November 30, 2003, representing an increase of $33.7 million or 28%. Stock-based compensation expense contributed $17.1 million to the increase due to costs incurred because of the termination in 2004 of stock-option plans maintained by one of our subsidiaries. The increase was due in part to an increase in corporate costs of $6.5 million primarily associated with our proposed initial public offering, including costs related to Section 404 of the Sarbanes-Oxley Act and the assembly of our current management team. It also reflected an increase in expenses of $5.8 million from our 2004 acquisitions, as well as foreign-currency movements of $4.4 million. Despite these increased costs, selling, general, and administrative expenses, excluding stock-based compensation expense, remained constant as a percentage of revenue as a result of our ability to leverage these costs as we increased revenue and also because the selling, general, and administrative expenses of the companies we acquired in 2004 were less as a percentage of revenue than ours.

          Depreciation and Amortization Expenses.    Depreciation and amortization expenses were $9.6 million for the year ended November 30, 2004 compared to $8.9 million for the year ended November 30, 2003, representing an increase of $0.7 million or 8%. The increase was primarily attributable to assets acquired as part of our 2004 acquisitions, partially offset by a reduced depreciable asset base which resulted in part from asset impairments.

          Net Gain on Sales of Assets.    Net gain on sales of assets was $5.5 million for the year ended November 30, 2004 compared to $0.2 million for the year ended November 30, 2003, representing an increase of $5.3 million. The gain in 2004 resulted from the sale of corporate assets, the dissolution of a joint venture, and the settlement of a revenue-based earn-out arrangement relating to a non-core business we sold in 2002. The gain in 2003 resulted from the revenue-based earn-out which was settled in 2004. This revenue-based earn-out, which was the consideration we received for the sale of this non-core business in 2002, was to be paid quarterly for four years. Since the earn-out was contingent upon the future profitability of the business, we recognized a gain on the sale when we received the earn-out proceeds.

          Impairment of Assets.    Impairment of assets was $2.0 million for the year ended November 30, 2004 compared to $0.6 million for the year ended November 30, 2003, representing an increase of $1.4 million. In 2004, we wrote off the value of a decision-support tool that was being developed by our Energy segment. During 2003, we wrote down this decision-support tool.

          Net Periodic Pension and Post-retirement Benefits.    Net periodic pension and post-retirement benefits income was $5.8 million for the year ended November 30, 2004 compared to $8.6 million for the year ended November 30, 2003, representing a decrease of $2.8 million or 32%. The decrease was primarily due to the increased amortization of actuarial losses resulting from lower than expected asset returns from 2000 to 2002.

          Earnings in Unconsolidated Subsidiaries.    Earnings in unconsolidated subsidiaries were $0.4 million for the year ended November 30, 2004 compared to $3.2 million for the year ended November 30, 2003, representing a decrease of $2.8 million or 86%. The decrease was principally attributable to the dissolution of a joint venture during early 2004. Prior to its dissolution, the joint venture was accounted for using the equity method.

          Net Other (Income) Expense.    Net other expense was $3.2 million for the year ended November 30, 2004 compared to $1.1 million for the year ended November 30, 2003, representing an increase of $2.1 million. The increase was principally attributable to foreign-currency movements and integration costs relating to acquisitions.

          Operating Income.    Operating income was $52.9 million for the year ended November 30, 2004 compared to $66.6 million for the year ended November 30, 2003, representing a decrease of $13.7 million or 21%. The decrease was primarily attributable to a $21.8 million charge for compensation expense related to equity awards in 2004 and a decrease from unfavorable foreign-currency movements, as well as a decline in net periodic pension and post-retirement benefits income. These declines were partially offset by $5.5 million gain on net sales of assets, as well as increases in internal growth.

          Operating income for our Energy segment was $35.2 million for the year ended November 30, 2004 compared to $29.9 million for the year ended November 30, 2003, representing an increase of $5.3 million or 18%. The increase was attributable to increased sales and acquisitions in 2004 that were partially offset by a $2.0 million asset impairment and higher corporate costs that were allocated to the segment.

          Operating income for our Engineering segment was $33.0 million for the year ended November 30, 2004 compared to $28.2 million for the year ended November 30, 2003, representing an increase of $4.8 million or 17%. The increase is primarily comprised of a $5.1 million net gain on sales of assets, as well as an increase in sales. These increases were partially offset by higher corporate costs that were allocated to the segment.

          Interest Income.    Interest income was $1.1 million for the year ended November 30, 2004 compared to $1.4 million for the year ended November 30, 2003, representing a decrease of $0.3 million or 16%. The decrease was attributable to lower average interest rates.

          Interest Expense.    Interest expense was $0.5 million for the year ended November 30, 2004 compared to $1.1 million for the year ended November 30, 2003, representing a decrease of $0.6 million or 59%. The decrease was attributable to the fact that we substantially repaid all of our long-term debt during 2003 and had reduced levels of borrowings during 2004.

          Provision for Income Taxes.    Our effective tax rate was 20.8% and 36.0% in 2004 and 2003, respectively. The lower effective tax rate in 2004 was principally due to the recognition of the tax benefit of a dividends-received deduction on dividends from a preferred stock investment. The decrease also reflected the tax benefit resulting from the release of substantially all of the valuation allowance on foreign tax credits primarily related to the extension of the credit carryforward period included in the American Jobs Creation Act of 2004.

          Loss from Discontinued Operations, Net.    Loss from discontinued operations, net was $2.0 million for the year ended November 30, 2004 compared to $0.2 million for the year ended

November 30, 2003. The loss was greater in 2004 primarily due to the fact that we purchased this business in the fourth quarter of 2003.

Quarterly Results of Operations

          The following table presents our unaudited quarterly results of operations for the last eleven quarters. You should read the following table in conjunction with the consolidated financial statements and related notes included elsewhere in this prospectus. We have prepared the unaudited information on the same basis as our audited consolidated financial statements. This table includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for fair presentation of our financial position and operating results for the quarters presented. Operating results for any quarter are not necessarily indicative of results for any future quarters or for a full year.

	Three Months Ended
	February 29, 2004	May 31, 2004	August 31, 2004	November 30, 2004(1)	February 28, 2005	May 31, 2005	August 31, 2005	November 30, 2005	February 28, 2006	May 31, 2006	August 31, 2006
	(In thousands)
Revenue	$91,345	$90,042	$94,142	$118,440	$116,983	$115,145	$117,957	$126,032	$129,866	$132,855	$139,923
Operating expenses:
Cost of revenue	42,007	41,420	41,914	59,096	55,458	57,247	57,293	58,174	60,863	63,182	64,306
Selling, general and administrative	31,514	32,378	33,619	56,083	41,754	43,668	40,657	40,099	45,375	47,868	50,681
Depreciation and amortization	2,226	2,487	2,021	2,908	2,907	2,859	2,773	2,880	3,370	3,342	4,218
Restructuring and offering charges	—	—	—	—	—	—	12,397	1,306	2	—	—
(Gain) loss on sales of assets, net	(4,458)	(495)	(82)	(497)	(617)	(714)	—	—	—	—	53
Impairment of assets	—	—	—	1,972	—	—	—	—	—	—	—
Net periodic pension and post-retirement benefits	(1,448)	(1,448)	(1,448)	(1,447)	(931)	(939)	(911)	(1,310)	(726)	(1,218)	(1,268)
Earnings in unconsolidated subsidiaries subsidiaries	(367)	(11)	(16)	(43)	(28)	(21)	(29)	(51)	(28)	(102)	(50)
Other (income) expense, net	2,169	687	519	(202)	(319)	7	(169)	(578)	(403)	1,223	204

Total operating expenses	71,643	75,018	76,527	117,870	98,224	102,107	112,011	101,923	108,453	114,295	118,144

Operating income	19,702	15,024	17,615	570	18,759	13,038	5,946	24,109	21,413	18,560	21,779
Gain loss on sale of investment in affiliate	—	—	—	26,601	—	—	—	—	—	—	—
Interest income	79	233	274	554	718	934	901	932	914	1,458	1,789
Interest expense	(4)	(133)	(117)	(196)	(502)	(81)	(110)	(75)	(85)	(67)	(120)

Non-operating income (expense), net	75	100	157	26,959	216	853	791	857	829	1,391	1,669

Income from continuing operations before income taxes ad minority interests	19,777	15,124	17,772	27,529	18,975	13,891	6,737	24,966	22,242	19,951	23,448
Provision for income taxes	(6,690)	(4,366)	(6,131)	543	(5,406)	(4,574)	(2,518)	(7,878)	(7,473)	(6,619)	(6,987)

Income from continuing operations before minority interests	13,087	10,758	11,641	28,072	13,569	9,317	4,219	17,088	14,769	13,332	16,461
Minority interests	(4)	(40)	(10)	(221)	7	11	(32)	(132)	(25)	(56)	(89)

Income from continuing operations	13,083	10,718	11,631	27,851	13,576	9,328	4,187	16,956	14,744	13,276	16,372

Discontinued operations:
Loss from discontinued operations, net	(354)	(295)	(400)	(920)	(443)	(682)	(527)	(598)	(1,280)	(342)	(298)

Net income	$12,729	$10,423	$11,231	$26,931	$13,133	$8,646	$3,660	$16,358	$13,464	$12,934	$16,074

(1)
Fourth-quarter 2004 revenue of $118.4 million was higher than the first three quarters of 2004 as a result of, among other things, the acquisitions that were completed during the fourth quarter of 2004 (CERA, USA and Intermat). In particular, these acquisitions contributed $11.6 million of revenue in the fourth quarter of 2004. These acquisitions also contributed $6.7 million to cost of revenue and $5.2 million to selling, general and administrative expense in the fourth quarter of 2004.

          Since sales of non-deferred subscriptions occur most frequently in our fourth and first quarters, we generally recognize a greater percentage of our revenue and income in those quarters. Additionally, our first quarter benefits from CERAWeek, an annual executive conference.

Liquidity and Capital Resources

          As of August 31, 2006, we had cash and cash equivalents of $161.6 million, short-term investments of $6.5 million, and virtually no debt. We have generated strong cash flows from operations over the last few years. As a result of these factors, as well as the availability of funds under our credit facility, we believe we will have sufficient cash to meet our anticipated working capital and capital expenditure needs.

          Our future capital requirements will depend on many factors, including the timing and extent of spending to support product development efforts, the expansion of sales and marketing activities, the timing of introductions of new products, increased administrative costs of being a public company, changing technology, and the continued market acceptance of our offerings. We could be required, or could elect, to seek additional funding through public or private equity or debt financing for any possible future acquisitions. Additional funds may not be available on terms acceptable to us or at all. We expect our capital expenditures, excluding potential acquisitions, to be approximately $10 million for 2006.

  Cash Flows

          Net cash provided by operating activities was $94.2 million for the nine months ended August 31, 2006, compared to $36.8 million for the nine months ended August 31, 2005, an increase of $57.4 million. The increase was primarily generated by higher sales and profits and higher collections of accounts receivable.

          Net cash provided by operating activities was approximately $48.3 million for the year ended November 30, 2005. Net cash provided by operating activities was approximately $67.0 million for the year ended November 30, 2004. The decrease in net cash provided by operating activities was principally attributable to three items. First, in 2005, we disbursed $9.7 million in cash payments made in connection with the November 2004 offer to exchange options and shares. Second, we disbursed approximately $5.3 million during 2005 stemming from our third-quarter restructuring initiative. An additional $2.1 million of the charge was non-cash and related to the accelerated vesting of restricted shares. Last, we funded approximately $4.7 million of initial public offering expenses during 2005. See "—Executive Summary—Restructuring and offering charges."

          Net cash provided by operating activities was $67.0 million in 2004 compared to $60.1 million in 2003. The increase from 2003 to 2004 was primarily attributable to higher levels of operating income in 2004 and higher levels of cash flow resulting from changes in working capital.

          Net cash used in investing activities was $73.8 million for the nine months ended August 31, 2006, compared to $21.8 million for the nine months ended August 31, 2005. We paid approximately $84.5 million for acquisitions during 2006 compared to $3.0 million in 2005. During the third quarter of 2005, the period during which we implemented our cash management policy, we purchased $18.9 million of short-term investments. During 2006, we purchased $5.4 million of short-term investments.

          Net cash used in investing activities amounted to approximately $39.3 million for the year ended November 30, 2005. Net cash provided by investing activities amounted to approximately $34.6 million for the year ended November 30, 2004. In 2005, our purchases and sales of businesses were relatively insignificant, resulting in a net outflow of cash of $2.2 million. In contrast, in 2004, we liquidated non-core assets and acquired four businesses resulting in a net inflow of cash of $34.6 million. Additionally, we implemented our cash-management policy during the third quarter of 2005, resulting in the purchase of $28.4 million of short-term investments during 2005.

          Net cash provided by investing activities was $34.6 million in 2004. This amount principally resulted from $104.9 million of proceeds from sales of assets and investment in affiliates and was partially offset by $70.3 million of cash outflows related to our 2004 acquisitions. Net cash used in investing activities was $4.9 million in 2003 and related principally to $4.1 million of capital expenditures.

          Net cash provided by financing activities was $7.2 million for the nine months ended August 31, 2006. Net cash used in financing activities was $0.4 million during the nine months ended August 31, 2005. On December 1, 2005, we adopted SFAS No. 123(R), Share-Based Payment. This standard amended SFAS No. 95, Statement of Cash Flows, to require that excess tax benefits be reported as a financing cash inflow rather than as a reduction of taxes paid. Accordingly, we recognized a $7.4 million benefit during the first nine months of 2006 relating to vesting equity awards during the period; no similar benefit was recognized in the first nine months of 2005.

  Credit Facility

          We are a party to a $125 million unsecured revolving credit agreement (the Revolver), which has a feature allowing us to increase the facility to a maximum of $250 million. The agreement expires in January 2010.

          The interest rates for borrowing under the Revolver are based upon our Leverage Ratio, which is the ratio of Consolidated Funded Indebtedness to rolling four-quarter Consolidated Earnings Before Interest Expense, Taxes, Depreciation and Amortization (EBITDA), as defined in the Revolver. The rate ranges from the applicable LIBOR plus 75 basis points to 160 basis points or the agent bank's base rate. The facility fee is payable periodically and is 15 or 25 basis points based upon our Leverage Ratio. The Revolver contains certain financial and other covenants, including limitations on capital lease obligations, maximum Leverage Ratio, and maintenance of a Fixed Charge Coverage Ratio, as defined in the Revolver.

          As of August 31, 2006, we were in compliance with all of the covenants in the agreement and had no outstanding borrowings. However, we had letters of credit totaling approximately $1.5 million as of August 31, 2006.

Off-Balance Sheet Transactions

          We have no off-balance sheet transactions.

Contractual Obligations and Commercial Commitments

          We have various contractual obligations and commercial commitments which are recorded as liabilities in our consolidated financial statements. Other items, such as certain purchase commitments and other executory contracts, are not recognized as liabilities in our consolidated financial statements but are required to be disclosed. The following table summarizes our contractual obligations and commercial commitments at November 30, 2005, and the future periods in which such obligations are expected to be settled in cash:

	Payment due by period
Contractual Obligations and Commercial Commitments	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	(In thousands)
Operating leases	$46,213	$12,802	$20,007	$10,988	$2,416
Post-retirement medical-benefit plan contributions	13,159	859	1,984	2,360	7,956
Unconditional purchase obligations	11,274	4,144	7,130	—	—

Total	$70,646	$17,805	$29,121	$13,348	$10,372

          In addition, we guaranteed minimum royalty payments totaling $5.5 million as of November 30, 2005, substantially all of which expire in 2006. We have not historically had to make payments under these guarantees because royalties paid on sales have exceeded minimum guarantees. Based on the guarantees outstanding as of November 30, 2005, we do not expect to have to make payments under the guarantees during 2006.

          We do not expect to contribute to our U.S. pension plan in 2006 since it is currently overfunded. We expect to contribute $0.8 million in 2006 to our U.K. pension plan, which is currently underfunded. See our consolidated financial statements included elsewhere in this prospectus.

Recent Accounting Pronouncement

          In July 2006, the Financial Accounting Standards Board issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109 (FIN 48), which provides clarification related to the process associated with accounting for uncertain tax positions recognized in consolidated financial statements. FIN 48 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken, or expected to be taken, in a tax return. FIN 48 also provides guidance related to, among other things, classification, accounting for interest and penalties associated with tax positions, and disclosure requirements. We are required to adopt FIN 48 on December 1, 2007, although early adoption is permitted. We are currently evaluating the impact of adopting FIN 48 on our consolidated financial statements.

Qualitative and Quantitative Disclosures About Market Risk

Interest Rate Risk

          Our exposure to market risk relative to changes in interest rates relates primarily to our portfolio of investments. The primary objective of our investment portfolio is to preserve principal while maximizing yields. This is accomplished by maintaining a well-diversified portfolio of high-quality investment-grade securities, all of which have an effective maturity within the next twelve months. A hypothetical 50 basis point (0.50%) increase in interest rates at August 31, 2006 would have resulted in a decrease in the fair value of our portfolio by less than $0.1 million.

          We also may be exposed from time to time to changes in interest rates that may adversely affect our results of operations and financial position. We were not exposed to this interest rate risk at August 31, 2006, since we had no outstanding debt as of that date.

Foreign Currency Risk

          Our consolidated financial statements are expressed in U.S. dollars, but a portion of our business is conducted in currencies other than U.S. dollars. Changes in the exchange rates for such currencies into U.S. dollars can affect our revenues, earnings, and the carrying values of our assets and liabilities in our consolidated balance sheet, either positively or negatively. Fluctuations in foreign currency rates increased our revenues by $11.7 million, $13.2 million, and $2.7 million for the years ended November 30, 2003, 2004, and 2005, respectively, and increased (decreased) our operating income by $(2.7) million, $(1.4) million, and $2.5 million for the same respective periods. The translation effects of changes in exchange rates in our consolidated balance sheet are recorded within the cumulative translation adjustment component of our stockholders' equity. In 2005, we recorded cumulative translation gains of $3.7 million, reflecting changes in exchange rates of various currencies compared to the U.S. dollar.

          Beginning in January 2005, we implemented a foreign currency hedging program to reduce our foreign currency exposures. In particular, we entered into forward contracts for our Energy segment's Swiss-based subsidiary to effectively convert a portion of its accounts receivable denominated in a foreign currency (other than the Swiss franc) to the subsidiary's functional currency. As of August 31, 2006, we contracted with a commercial bank to acquire a total of CHF 16.4 million through October 2006 at a fixed price of $13.3 million. We had no risk management assets or liabilities associated with foreign exchange contracts as of August 31, 2006. We do not utilize financial derivatives for trading or other speculative purposes.

          A 10% change in the currencies that we are primarily exposed to would have impacted our 2005 revenue and operating income by approximately $11.4 million and $2.4 million, respectively.

Credit Risk

          We are exposed to credit risk associated with cash equivalents, investments, foreign currency forwards and trade receivables. We do not believe that our cash equivalents, investments, or foreign currency derivatives present significant credit risks, because the counterparties to the instruments consist of major financial institutions, and we manage the notional amount of contracts entered into with any one counterparty. Substantially all trade receivable balances are unsecured. The concentration of credit risk with respect to trade receivables is limited by the large number of customers in our customer base and their dispersion across various industries and geographic areas. Although we have a large number of customers who are dispersed across different industries and geographic areas, a prolonged economic downturn could increase our exposure to credit risk on our trade receivables. We perform ongoing credit evaluations of our customers and maintain an allowance for potential credit losses.

BUSINESS

Overview

          IHS is one of the leading global providers of critical technical information, decision-support tools, and related services to customers in the energy, defense, aerospace, construction, electronics, and automotive industries. We have developed a comprehensive collection of technical information that is highly relevant to the industries we serve. Our decision-support tools enable our customers to quickly and easily search and analyze this information and integrate it into their work flows. Our operational, research, and strategic advisory services combine this information and these tools with our extensive industry expertise to meet the needs of our customers. Our customers rely on these offerings to facilitate decision-making, support key processes, and improve productivity.

          Our customers range from governments and large multinational corporations to smaller companies and technical professionals in more than 100 countries. We sell our offerings primarily through subscriptions. As a result of our subscription-based business model and historically high renewal rates, we generate recurring revenue and cash flow. In 2005, we generated revenue of $476 million, net income of $42 million, and operating cash flows of $48 million. For the nine months ended August 31, 2006, we generated revenue of $403 million, net income of $42 million and operating cash flows of $94 million. IHS has been in business for more than 45 years and employs approximately 2,500 people around the world. We manage our business through our Energy and Engineering operating segments.

          Our Energy segment develops and delivers critical oil and gas industry data on exploration, development, production, and transportation activities to major global energy producers and oil companies. We also provide decision-support tools and operational, research, and strategic advisory services to these customers, as well as to utilities and transportation, petrochemical, coal, and power companies. For example, major global oil companies use our offerings to support a broad range of decision-making processes that identify attractive exploration investments, assess the likelihood of successful oil production projects, and develop detailed planning scenarios. In 2005 and for the nine months ended August 31, 2006, our Energy segment generated revenue of $242 million and $214 million, respectively.

          Our Engineering segment provides offerings in two broad categories of products: technical standards and parts information. These products include a broad range of technical specifications and standards, regulations, parts data, design guides, and other information for customers in our targeted industries. We also have expertise in developing decision-support tools that enhance the accessibility and usability of this information. We offer targeted advisory services that are designed to maximize the utilization and integration of our information within our customers' business processes. We serve some of the largest engineering-intensive companies around the world in the defense, aerospace, construction, electronics, and automotive industries. For example, we provide some of the largest aerospace companies with desktop access to industry specifications and standards; parts, logistics, and procurement data; engineering methods; and related analytical tools. In 2005 and for the nine months ended August 31, 2006, our Engineering segment generated revenue of $234 million and $188 million, respectively.

Our History

          IHS has been a trusted name in the business of managing technical information since 1959. Over the years, we have expanded our offerings from a catalog database for aerospace engineers to become one of the leading providers of critical technical information, decision-support tools, and related services in the energy, defense, aerospace, construction, electronics, and automotive industries. In the late 1990s, we acquired several established energy information providers that we organized into our Energy segment. The businesses that now comprise this operating segment have accumulated and developed well production and geological information from industry and government sources dating back to the 1800s. With the evolution of new technologies, we transitioned our delivery methods from microfilm to the Internet and other electronic media. As our offerings have developed over the years, we have remained committed to providing our customers with solutions that facilitate decision-making, support key processes, and improve productivity.

Our Competitive Strengths

          We believe we are a leader in the markets we serve as a result of the following competitive strengths.

          Comprehensive collection of critical information.    We have developed a comprehensive collection of current and historical technical information that is highly relevant to the industries we serve. We believe that this collection would be very difficult to replicate because it has been developed and maintained over several decades. We gather the information primarily through longstanding relationships with a variety of global sources—including hundreds of SDOs and government agencies and thousands of manufacturers—and combine it with our proprietary content, our extensive industry insight, and our analysis to create what we believe is the largest collection of this type of information in the world.

          Deep expertise.    We develop and utilize sophisticated processes and technologies for gathering, updating, indexing and delivering our critical information. Our hundreds of information services experts analyze, integrate, and maintain this information. We also employ specialized professionals with extensive experience in our target industries to better understand the needs of our customers and to design tools and related services that address their needs.

          Trusted business partner.    The combination of our critical information and industry expertise has resulted in our becoming a longstanding and trusted business partner to our customers. Our brands maintain a strong reputation globally for providing accurate and timely technical information. Many of our customers rely on us as a single source provider of this information which, together with our decision-support tools and related services, supports their key operations and processes, facilitates strategy and decision-making, and drives growth and productivity.

          Diversified and global customer base.    We serve some of the world's largest corporations across multiple industries in more than 100 countries, as well as governments and other organizations. In 2005, we generated approximately 50% of our total revenue outside the United States and our largest customer generated less than 4% of our total revenue. In addition, in 2005, we had fewer than 100 customers who generated $1 million or more of revenue. We believe that our diversified and global customer base reduces the impact on our operating results of industry downturns and localized economic conditions.

          Subscription-based model with high renewal rates.    We sell our offerings primarily through subscriptions. As a result of our subscription-based model and historically high renewal rates, we generate recurring revenue and cash flows. We believe that our high renewal rates demonstrate that our customers rely on us for high-quality solutions that they consider critical to their business.

          Experienced management team.    Our management team includes information services veterans and experienced industry executives. We benefit from their thorough understanding of the information services business and deep knowledge of our target industries. In addition, our management team has extensive relationships with content providers and existing and potential customers.

Our Growth Strategy

          We intend to build on our position as one of the leading providers of critical technical information, decision-support tools and related services to customers in the industries we target by executing the following strategies.

          Enhance our critical information.    We intend to continue to augment our comprehensive collection of critical information by enhancing our data aggregation tools and processes and by further strengthening our relationships and alliances with content providers. We also plan to continue to selectively acquire databases and information services organizations in our target industries.

          Further embed our offerings in customer processes.    We will continue to work closely with our customers to more deeply embed our offerings into their workflows and business processes. We believe we can achieve this by developing new tools and services and by selectively acquiring complementary technologies and businesses that enhance our offerings. We intend to use these enhanced offerings to appeal to new customers and further penetrate our existing global customer base.

          Further penetrate targeted industries.    We believe we have a unique ability to develop decision- support tools and related services based on our critical information in the industries we target. This ability is demonstrated by our deep penetration of, and comprehensive offerings for, the oil and gas industry. We intend to further penetrate selected information-intensive industries where we already have significant presence, such as defense, aerospace, construction, and electronics, through internal growth and selective acquisitions.

          Expand geographic reach.    We are expanding our sales and marketing efforts in emerging markets, particularly in Asia. China, Russia, and India represent significant opportunities for us as the information-intensive industries we serve have grown rapidly in these countries over the past few years. We intend to broaden our reach in these markets by tailoring our offerings with specialized local content and deploying knowledgeable sales representatives and dealers.

          Leverage operating model.    We derive most of our revenue from annual subscription fees, while a large portion of our costs are fixed. As a result, we believe we can improve our operating margins as we further penetrate our existing customer base and add new customers. We intend to capitalize on this model by optimizing our operational efficiencies with more standardized processes and by leveraging our infrastructure and technologies across our business.

Our Energy Segment

          Our Energy segment is one of the leading global providers of critical technical information, decision-support tools, and related services for the energy industry. We develop and deliver critical oil and gas industry data on exploration, development, production, and transportation activities to major global energy producers, national and independent oil companies, and financial institutions. We also provide operational, research, and strategic advisory services to these customers and to utilities and transportation, petrochemical, coal, and power companies.

          For more than four decades, we have provided comprehensive decision-critical information to energy organizations around the world. We complement this information with economic, political, fiscal, and regulatory analysis, as well as operational, research, and strategic advisory services. By integrating our offerings, we help energy organizations analyze their operations and make better use of critical information, which we believe enhances their ability to effectively evaluate investment opportunities, reduce operating costs, and increase their productivity.

          We monitor exploration and production activity in more than 180 countries through our global network of industry sources. These sources provide us with detailed technical and economic information on oil and gas producing assets, countries, and regions. As a result, our information offerings are enhanced with informed assessments about operating and economic matters around the world. We combine these global information-gathering activities with our industry expertise to provide the following offerings.

Energy Segment Offerings

  Critical Information

          We provide comprehensive global exploration, development, and production data, industry activity, fiscal, legal, infrastructure, leasehold, and reservoir information, and related news, reports, and maps. We gather this information from government agencies, energy producers, and other industry sources. To augment proprietary systems and staff devoted to data collection, our Energy segment employs a network of independent contractors who each utilize an informal network of industry and government sources to obtain data. Each of these independent contractors has entered into a written agreement with IHS to follow certain standards in the course of obtaining data. Several of our Energy segment's products rely heavily upon the work product of these independent contractors. See "Risk Factors—Risks Related to Our Business—We rely on a network of independent contractors and dealers whose actions could have an adverse effect on our business."

          Once we obtain data, we process it rigorously by testing its accuracy, cross-referencing it against numerous sources, verifying surface and subsurface attributes, and standardizing and creating common industry codes. We are recognized as an industry leader in setting information standards and codes, working with our global customer base and industry groups to define and maintain critical information standards and formats.

          We offer this information in a timely and user-friendly manner through online and other electronic subscriptions, including via CD-ROM. Depending on the terms of a customer's subscription, the information is available on our servers and can be accessed online, installed on the customer's network for local access, or reproduced on disks for physical distribution. Customers can access the information through software platforms and underlying database structures that allow quick local or online access to our information. Our primary information categories are described below.

          Energy activity data.    Our energy activity data includes comprehensive and timely information, organized by country, on current and future seismic, drilling, and development activities. This data also includes detailed reports on contractual activity and changes in legislation, regulation, petroleum rights, and fiscal matters. Our customers use this data daily to track global energy activities, actively assess and mitigate potential risks to energy assets and operations, react to competitive industry pressures, and capitalize on developing opportunities. This data includes continually updated online information on energy activities in more than 180 countries and 335 hydrocarbon-producing regions around the world; daily breaking energy news alerts; and country and region maps detailing wells, fields, licenses, pipelines, facilities, and other pertinent geological data.

          Production data.    Our production data tracks information on more than 90% of the world's oil and gas production, including monthly production volumes for wells and fields in more than 100 countries. This data includes cumulative statistics on monthly oil and gas production volumes for more than two million oil assets and more than 70,000 producing fields globally. It is used by reservoir engineers and commercial analysts to assess the productivity and longevity of energy producing assets, determine the current and future value of these assets, and develop and assess investment and operating plans.

          Oil and gas well data.    Our oil and gas well data includes as many as 20,000 elements, narrative comments, and other information from as far back as the mid-1800s on over four million wells around the world. This data includes comprehensive geological information on current and historic wells, including lease, operator, field, reservoir, fluid, linking well, permit, drilling activity, completion record, and other data, as well as digital geologic and reservoir images representing billions of feet of subsurface measurements. Geoscientists, petrophysicists, and reservoir engineers use this data to evaluate the production potential and economic value of current and future exploration and production wells.

          Reservoir data.    Our reservoir data includes reservoir pressure and geological formation data for assets in key energy-producing regions of the world. Geoscientists and engineers use this data to analyze reservoir potential and identify geological pressure hazards to optimize drilling activities by maximizing yields and reducing downtime.

          Basin data.    Our basin data includes information on more than 30,000 hydrocarbon basins around the world. It also includes location, development, contractual, and ownership information, as well as comprehensive geological data on each basin. This data is developed and maintained by industry experts and used by exploration geologists to evaluate hydrocarbon potential, analyze production opportunities, and assess the feasibility of drilling opportunities.

          Infrastructure data.    Our infrastructure data provides location, capacity, and ownership information on oil and gas wells and facilities. It also includes transportation and refining infrastructure data on pipelines, ports, refineries, capacity specifications, and tariffs and rates, including information on major industrial plants and key retail consumers. Customers use this data to evaluate transportation options and to analyze oil field and infrastructure projects.

          Upstream data.    Our upstream data contains legal, regulatory, economic, contractual, political, and risk information relating to upstream energy exploration and production activities in more than 100 countries. It is used by commercial analysts, economists, corporate planners, and lawyers to better understand investment environments and assess risk.

  Decision-Support Tools

          We integrate critical energy information with technology and applications to meet the needs of a range of users across the energy industry. These tools enable our customers to integrate our information and their proprietary information within their workflows and business processes. Our decision-support tools range from easy-to-use "browse and search" applications, which are interfaces that allow customers to browse through all available information and search terms to locate specific information, to more sophisticated analytic systems. The underlying information could consist of a single database or multiple collections of information, depending on the subscription selected by the customer. In our more advanced decision-support tools, we strive to maintain a simple interface on the user's computer, but we design them to draw upon multiple sources of information and manipulate and organize the information into models, estimates, and other highly organized output. These sophisticated engineering, cost analysis, and economics tools can help a customer estimate drilling costs, assess project economics, optimize exploration and production activities, and improve production yields. Our primary decision-support tools are described below.

          Exploration analysis.    We integrate production, well, and reservoir information to enable geoscientists to search for and analyze oil and gas opportunities around the world. These tools provide surface and subsurface information, analysis, and graphical interfaces to facilitate geoscience workflows.

          Production engineering.    We integrate current and historical production information with performance analysis software. Energy engineers use these tools to optimize their well and field production systems by monitoring oil and gas production, modeling well performance, and performing production gradient and flow assurance calculations.

          Cost analysis.    We produce detailed capital and operating cost estimates for planning activities and project optimization. Our customers use these tools to analyze the economic feasibility of competing projects, significantly reduce cycle times in engineering work flows, and ultimately reduce costs.

          Economics.    We evaluate the after-tax economics of projects, fields, licenses, and country and company portfolios based on more than 200 pre-modeled fiscal regimes and our other critical information. Investors, commercial analysts, corporate planners, and engineers use these tools to evaluate a variety of economic factors, such as reservoir and reserve performance, estimated ultimate recovery, and projected cash flows to make rapid and informed acquisition, divestiture, and operations decisions.

  Services

          Our operational, research, and strategic advisory services combine our critical information and decision-support tools with our extensive industry expertise to meet the needs of our customers.

          Operational Services.    We offer our customers access to our expertise in subsurface analysis, engineering, economics, fiscal, and regulatory matters and asset optimization through several services, including the following:

  •
  Regulatory compliance services. These services assist our customers in designing their procedures to achieve and maintain local legal and regulatory compliance. We support customers in more than 70 jurisdictions around the world using on-site specialists and local partners and our integrated fiscal and regulatory databases.

  •
  Oil and gas asset optimization and management services. These services provide comprehensive support to exploration and production organizations to improve the efficiency, productivity, and long-term profitability of their operations. We use our global cost and economic databases, specialized decision-support tools, and operations expertise to assist customers with asset management activities. These activities range from efficient lifecycle planning and automated monitoring of marginal fields to detailed operational analysis, assessment, and identification of efficiencies in individuals asset operations.

  •
  New venture assessment services. These services assist customers in identifying investments that complement their strategic goals. These services include detailed evaluations of production assets, as well as comprehensive transaction support services such as due diligence and negotiation support.

          Research.    Through our research offerings, we provide customers with insight and analysis into challenges facing the energy industry, including economic, geopolitical, financial, technological, regulatory, environmental, and managerial matters. Our research helps customers anticipate trends in the industry in order to make informed strategic, investment, and market decisions. For example, financial institutions use Cambridge Energy Research Associates (CERA) research and analysis to make informed decisions about energy investments and markets. We syndicate our research through our well known and respected CERA brand and offer syndicated research services, each focusing on different combinations of segments and regions in the energy industry. Examples of such research offerings include Global Oil, European Gas, China Energy, and Global Liquefied Natural Gas. In addition to these syndicated research offerings, we have recently engaged in a number of multi-client research studies, such as, Dawn of a New Age: Global Energy Scenarios for Strategic Decision-making—The Energy Future to 2030; Beyond The Crossroads: The Future Direction of Power Industry Restructuring; and European Emissions Trading: A New Market Paradigm.

          We also develop and organize executive research summits where high level industry, financial, and governmental decision makers interact with our senior research experts and discuss energy industry trends and market dynamics. These events provide a significant opportunity for our experts and customers to exchange knowledge and ideas. We conduct more than 75 events each year, including our premier event, CERAWeek. CERAWeek is an annual executive conference that has been addressing challenges facing international energy markets and companies for 26 years. Attracting more than 1,600 of the energy industry's leading executives and companies annually, it is widely considered to be the most important meeting of its kind and ranked one of the top CEO-level conferences in the world. In addition to CERAWeek, other examples of our executive research summits are the Global Power Forum, Eurasia Transportation Forum and the Capital Cost Analysis Forum at the "East Meets West" conference in Istanbul.

          Strategic Advisory Services.    We assist customers in assessing their strategic options by providing the critical information and analytical insights required for sound decision-making. Our services focus on a range of key issues, such as global oil and gas planning, exploration and production issues, alternative business line assessments, scenario planning and facilitation, market analysis, renewable energy and corporate facilitation. For example, we recently completed a country-wide gas planning project in China and an oil and gas regulation project in Kuwait. We provide these services primarily through our CERA brand.

          The Chairman of CERA is its co-founder, Dr. Daniel Yergin, who is a member of the U.S. Secretary of Energy's Advisory Board and the National Petroleum Council, a Trustee of the Brookings Institution, and a director of the United States Energy Association. Dr. Yergin is author of the Pulitzer Prize-winning book entitled The Prize: The Epic Quest for Oil, Money and Power.

Our Engineering Segment

          Our Engineering segment is one of the leading global providers of critical technical information, decision-support tools, and related services to the information-intensive industries we target. We have developed and deliver comprehensive collections of decision-critical information to major organizations primarily in the defense, aerospace, construction, electronics, automotive, and petrochemicals industries.

          Our Engineering segment includes two broad categories of products, technical standards and parts information, each of which includes offerings of critical technical information, decision-support tools, and services. We work with our customers to identify their critical information requirements for a wide range of engineering processes including: research and development; design, testing and validation; procurement; manufacturing; maintenance and repair; overhaul; and disposition. We provide the critical information required to support these processes, including technical specifications and standards, regulations, design guidelines, and parts and manufacturer information. We also have expertise in developing decision-support tools that enhance the accessibility and usability of this information. We offer targeted advisory services that are designed to maximize the utilization and integration of our information within our customers' business processes. Through these integrated offerings we have become a critical business partner to our customers, which we believe assists them in maintaining technical compliance, reducing operating costs, and improving productivity.

Engineering Segment Offerings

  Critical Information

          We provide a comprehensive collection of current and historical technical information that is highly relevant to customers in the industries we serve. We continually augment, update, organize, and refine this information for breadth, depth, usability, currency, and accuracy in order to deliver it according to industry requirements and customer needs. This information is gathered from various sources, including through our longstanding relationships with government agencies, manufacturers, and standard development organizations (SDOs), from all around the world.

          Our SDO relationships are critical to our business. SDOs generally consist of manufacturer, service provider, and laboratory representatives who establish compliance guidelines, or specifications and standards, for an industry. Most engineering work is governed by a wide array of specifications and standards that are designed to ensure that products and component parts conform to generally accepted design practices, performance criteria, and quality, safety and reliability requirements. We enter into licensing agreements with SDOs, including the SDOs that publish the most commonly used specifications and standards, to distribute this information to customers. See "Risk Factors—We depend on content obtained through agreements with third parties, including SDOs, and the failure to maintain these agreements on commercially reasonable terms could prove harmful to our business."

          We supplement this SDO information with complementary content, including government and military specifications and standards; regulations; manufacturer and parts data; and logistics and procurement data. We use a number of methods, including proprietary technologies, to gather, update, organize, and index the information. These processes, along with our research and industry expertise, allow us to create unique packages of content to meet the specific business needs of our customers.

          We offer this information in a timely and user-friendly manner through online and other electronic subscriptions. Depending on the terms of a customer's subscription, the information is available on our servers and can be accessed online, installed on the customer's network for local access, or reproduced on disks for physical distribution. Customers can access the information through software platforms and underlying database structures that allow quick local or online access to our information. Our primary information offerings are described below.

          Specifications and standards data.    We provide engineering organizations worldwide with single-source access to these specifications and standards so they can control costs, improve decision speed and effectiveness, and reduce design times. Our largest information product offering, Specs & Standards, provides searchable documents and scanned document images containing commonly used and hard-to-find specifications and standards. Our online database contains over a million documents and images covering national, international, corporate, military, and other specifications and standards that we organize into more than 700 discrete data sets. For example, our military specifications and standards data set contains what we believe is the world's largest collection of unclassified U.S. military specifications and standards, with over 82,000 active and 387,000 historical military documents. We also offer our customers access to our Standards Store where they can search for and purchase individual documents from our database.

          Regulations data.    We provide access to critical regulations for our targeted industries, such as aviation, construction, and petrochemicals. For example, our AV-DATA® database contains over a million pages of essential aviation regulations and related documents relating to the airworthiness, regulatory compliance, and safety of aircraft. This internet-based database provides a wide range of information from U.S. and international aviation regulatory agencies. We also track regulations that affect multiple industries, such as occupational health and safety regulations. Our regulations data can be integrated with Specs & Standards to provide customers with a broader range of compliance information.

          Parts data.    We have developed a comprehensive database of parts data from a broad range of industry and government sources. This database includes: descriptive and technical parts data, which specifies attributes including part dimensions, materials, performance criteria, and configuration features; source of supply; and logistics data, which includes parts availability, location, pricing, use, and alternate source information.

          Manufacturers' product data.    We collect and maintain a broad set of manufacturers' catalogs. These online documents include manufacturers' product information, such as brand names and model numbers. This data can be cross-referenced against other information offerings.

          Engineering methods data.    We have developed a comprehensive proprietary database of engineering processes, principles, and related equations. The database covers more than 250 specific structural and mechanical topics, including noise and vibration, stress and fatigue, metals and composites, structure, and dynamics.

  Decision-Support Tools

          We integrate our technical information into proprietary technology and applications to meet the needs of our customers. These decision-support tools enable our customers to embed our information offerings within their engineering workflows and business processes. These tools vary from easy-to-use "browse and search" applications, which are interfaces that allow customers to browse through all available information and search terms to locate specific information, to more sophisticated logistics and procurement systems. The underlying information could consist of a single database or multiple collections of information, depending on the subscription selected by the customer. In our more advanced decision-support tools, we strive to maintain a simple interface on the user's computer, but we design them to draw upon multiple sources of information and manipulate and organize the information into systems for processing and organizing vast amounts of information. Our sophisticated design, maintenance, and repair tools are developed to improve the efficiency and cost effectiveness of our customers' operations. These tools include:

          Electronic components reference database and tools.    Parts Universe is our leading electronic components reference database and tool. Our customers use Parts Universe to access key aspects of product critical component information, including component alternates, part status, manufacturer documentation, datasheets, application notes, timing diagrams, and product code numbers. Parts Universe also provides direct access to analytical predictive lifecycle information and alert part notifications, allowing users to proactively identify and quickly minimize lifecycle management challenges which should enable them to accelerate a return on investment.

          Procurement, maintenance, and logistics.    HAYSTACK® is our industry-leading procurement, maintenance, and logistics tool which is primarily used by government agencies and contractors. This proprietary decision-support tool leverages our comprehensive parts databases to facilitate logistics, procurement, maintenance, and obsolescence decisions to assist customers to reduce downtime and costs. For example, the U.S. Department of Defense relies on HAYSTACK® to quickly and efficiently procure new and replacement parts for aircraft and other equipment used in military operations. Aerospace companies use HAYSTACK® throughout their design, production, and maintenance processes to optimize parts utilization, avoid obsolescence, and ultimately minimize logistics costs. Aerospace companies also use this data to ensure that they receive competitive prices for their parts.

          Fasteners reference database and tools.    The IHS Fasteners eCatalog provides decision support for the identification, specification, and sourcing of standard fastener hardware (such as bolts, screws, nuts, washers, rivets, and studs). Designed to be embedded in an engineering workflow, the IHS Fasteners eCatalog helps solve time-consuming challenges engineers experience when navigating through various "flat" standards. It simplifies the human element of incorporating approved standard parts into drawings and enables the engineer to search for fasteners by part number, document number, or parametric.

          Parts cleansing.    Through Intermat®, IHS provides a leading solution for cleansing and enhancement of maintenance, repair, and operations (MRO) parts information. This solution assists customers in "cleansing" their parts inventories by eliminating redundancies, standardizing terminology, and efficiently organizing their information. Clean inventory information enables customers to make better inventory management and facility utilization decisions. Intermat® employs a proprietary parts taxonomy and is particularly useful in facility-intensive manufacturing industries, such as aerospace and aviation, automotive, and electronics.

          Engineering methods.    ESDU® is our proprietary collection of decision-support tools that leverage our engineering methods database. ESDU® helps customers reduce their research and development cycles by integrating proven mathematical formulae, engineering equations, and analyses into their existing applications and processes. For example, aviation companies are able to substantially reduce design times for component parts by using ESDU® to apply fundamental engineering principles, such as aerodynamics, metallurgy, and structural integrity principles.

  Services

          Our services are based upon and utilize our expertise in managing information and developing information-based solutions. We primarily focus on improving the productivity of maintenance, repair, and operations (MRO) and supply chain processes, primarily in the defense, aerospace, automotive, petrochemical and utilities, and electronics industries. Customers use our services to assist them with a number of critical issues, including:

  •
  resolving information management issues;

  •
  providing long- or short-term support to an information-based activity or project; and

  •
  enhancing capabilities with our expertise and analysis.

          We believe our services help customers achieve significant additional benefits, including faster decision-making across the enterprise, increased productivity, and reduced time to market. In many cases, our services customers already rely upon our information offerings to perform critical functions within their organizations. Our primary services offerings include the following:

          Parts Management.    A growing and long-term challenge for many of our customers is managing parts databases and processes for design, part selection, inventory control, and managing and predicting obsolescence. To address these issues, we integrate our extensive parts databases with other relevant data and offer parts services. These services optimize selecting of parts for an engineering task, stocking the appropriate parts to support maintenance and repair, improving lifecycle management, creating the appropriate bill of materials in support of job planning, managing parts for re-use, and predicting obsolescence. Parts projects are typically focused on selection and obsolescence.

  •
  Part Selection.  We assist engineers in selecting parts for new designs, redesign, and form-fit-function requirements. This service integrates our authoritative reference parts content and data resident in our decision-support tools with customer information such as part data, bills of materials, supplier preferences, cost information, inventory, and customer systems. We provide guided navigation to increase efficiency in using information, promote greater speed in locating appropriate parts, encourage re-use of parts, and ensure the appropriate life expectancy of parts.

  •
  Part Obsolescence.  We help organizations manage their parts inventories to avoid stocking parts that are forecasted to be obsolete. When equipment outlasts its component parts, our customers could be faced with increased maintenance costs, expensive product reconfigurations, and lost opportunities caused by pulling the equipment out of service, all leading to an unacceptably high cost of ownership. This offering assists engineers in identifying parts with risk of obsolescence before they impair their ability to deliver products or services. This helps our customers ensure that both new designs and existing products do not contain parts that are at risk of obsolescence. To effectively manage this problem, we use a combination of data, proprietary analytical decision-support tools, and portal technologies to provide insight into this complex and rapidly growing problem.

          Content Systems Enhancement.    We build and enhance information systems such as portals and intranets that enable the seamless integration of our information with customer and third-party information. The result is that our offerings are further embedded in customer workflows to improve the speed and quality of their decision-making. To accomplish this we employ a variety of technologies, mostly web-based interfaces (known as "application program interfaces" or "APIs") that allow customer systems to directly communicate with and make use of our content. We also provide more complex services that build customized systems for our customers. These services help customers maximize the accuracy, accessibility, and usage of technical content as well as improve the overall efficiency of their operational systems and organizations.

Product Development and Technology

          Our product development efforts and use of technology focus on the collection, management, and delivery of critical information to our customers through our offerings. We manage our comprehensive collection of critical technical information through what we refer to as our "metabase." The critical information itself is stored in a network of information repositories, many of which are linked directly to our metabase. The development, management, and expansion of our metabase and information repositories are central to our product development efforts. We continuously update and enhance our metabase and repositories through proprietary methods and the use of technology encompassing the following steps:

  •
  we gather content from thousands of sources around the world;

  •
  we categorize this content and route it to our technology and industry experts through proprietary workflows and rules-driven technologies;

  •
  our industry experts authenticate the content based on criteria specific to a given industry or data type (e.g., a technical standard or well log data) and apply their expertise to create additional critical information;

  •
  we translate this critical information into useable formats;

  •
  our proprietary technology and processes evaluate this critical information for relevant data points, tag it for a broad range of attributes, and index it for ease of retrieval;

  •
  if the content is licensed from a third party, it undergoes a proprietary marking process to ensure compliance with applicable license agreements; and

  •
  the new critical information is added to our repositories and all of the tags, indexing, and other content generated by our experts and technology are integrated into our metabase.

          Our metabase and other information management tools allow content to be identified by a variety of search and cross-reference methods. We use proprietary and non-proprietary technologies that index critical information in a variety of ways, such as broad field categories, document type, document title, and industry segment. We employ robust, redundant storage technology to ensure that our critical information is highly available. Our processes allow for updating as soon as new and relevant information becomes available.

          Our product development teams create customer solutions by integrating our critical information with proprietary and widely used decision-support technology. These teams also develop the user interfaces and search capabilities that our customers employ when using our offerings. Our offerings are designed and developed by cross-functional teams that include sales and marketing, product development, and customer support personnel as well as, in some cases, the customers themselves. Customer feedback is shared with these teams so that decision-support tools can be enhanced to address changing customer requirements.

          Our product development teams have also created proprietary web services and application interfaces that enhance access to our critical information. These services enable our customers to integrate our critical information with other data, business processes, and applications (e.g., computer-aided design, enterprise resource planning, supply chain management, and product data/lifecycle management).

          We use a series of digital rights management ("DRM") methods and technologies to preserve our intellectual property rights and the intellectual property rights of third-party licensors. These methods and technologies (for certain of which we have patent applications pending) involve applying and tracking the license rights granted to a given customer, while simultaneously assuring that critical information outside of a customer's licensed rights is not accessible. They also permit customers to download files or produce hard copies that are "watermarked" with license information and security codes designed to discourage unauthorized distribution of the content. See "Risk Factors—We may not be able to protect intellectual property rights."

          Our metabase is driven by industry standard relational database technologies such as Oracle and Microsoft. In addition, we have standardized hardware, decision-support tools, and application platforms from industry-leading companies. We also have proprietary technology to support our metabase, information repositories, and offerings.

          As a global company, we seek cost-efficient and technologically advanced locations for our data centers, data entry, quality assurance, and development functions. These functions are currently performed at various locations including Colorado, Texas, Switzerland, India, and Malaysia.

Customers

          We have a diverse customer base that includes many of the largest companies in the industries we serve. Our customers range from governments and large multinational to smaller companies and technical professionals. In 2005, our largest customer generated less than 4% of our total revenue. In addition, in 2005, we had fewer than 100 customers who generated $1 million or more of revenue.

Government Contracts

          We sell our products to various government agencies and entities. No individual contract is significant to our business. Although our government contracts are subject to terms that would allow renegotiation of profits or termination at the election of the government, we believe that no renegotiation or termination of any given contract or subcontract at the election of the government would have a material adverse effect on our financial results.

Sales and Marketing

          Our sales force is organized in teams focused on particular industry verticals. Each team is comprised of one or more relationship managers and product experts. The relationship managers serve as the primary sales interface with the customer. As part of the annual renewal process, they are responsible for reviewing offerings purchased by existing customers, as well as seeking opportunities to expand the offerings purchased by these customers. To expand customer penetration, the relationship manager utilizes the entire expert resources resident within our organization. For smaller customers, we use a telesales team that is responsible for sales and renewal efforts. We compensate our sales teams primarily based on revenue generation and renewal rates.

          New customer acquisition is largely conducted by our dedicated new business team. This team systematically identifies potential new customer opportunities and a sales approach for larger new business opportunities. Our telesales team also pursues smaller new customer opportunities. We supplement all of our sales efforts with our web store, which enables customers to purchase offerings online.

          We use an extensive dealer network to reach customers in locations where it is not cost-effective to use our sales teams or maintain a sales office. We have approximately 60 dealers that are independent contractors, each employing from one to five sales persons. Some of the dealers are focused on our offerings, but many of the dealers are in the business of providing similar products that are not in direct competition with us.

          We review, on an annual basis, our go-to-market sales strategy. We do this to optimize the allocation of our sales resources across our customer segments, to capture the most attractive new business opportunities, and to further penetrate our existing customer base.

          Our marketing teams are primarily responsible for ensuring that our offerings are meeting the needs of our customers. These teams conduct ongoing market research to understand changing needs within our targeted industries. They analyze industry investment patterns and work with our product development teams to ensure that we are aggregating critical information and creating decision-support tools that are relevant to our customers. These teams also study industries we do not currently target to determine if there are potential users that could benefit from our offerings.

          Our marketing teams are also responsible for analyzing the offerings of our competitors to ensure that we remain competitive. Our marketing teams support our sales teams by creating advertising programs, conducting seminars (including online seminars) and developing campaigns promoting our offerings.

Customer Support

          Our customer support program includes customer service and customer training:

  •
  Customer Service:  We maintain call centers in multiple locations around the world that are available to our customers 24 hours a day, 7 days a week. For larger customers, we assign specific call center representatives to respond to all in-bound calls from that customer.

  •
  Customer Training:  We offer customer training on how to best use our critical information and decision-support tools. Training can be delivered on-site for our customers or through our IHS University eLearning Solutions. Our training services provide instruction across a customer's organization and track a participant's progress. Many of our training services are purchased as part of an annual subscription for our critical information and decision-support tools. Training services may also be purchased on a one-time basis, often associated with first-time purchases of our offerings.

          Our customer service and customer training teams work with each other and with the sales teams representing our customers. This enables our customers to work with the same team of IHS employees for all their needs, which we believe results in greater customer satisfaction and stronger customer relationships.

          We are proactive in managing ongoing customer needs by maintaining a key issues database that identifies patterns of customer service and support needs. This database is shared with product managers who, where appropriate, implement product improvements.

          We employ annual customer satisfaction surveys to refine and enhance the quality and responsiveness of our service. We believe that the continuous contact between sales people and our customers through sales visits, consultations, briefings, and conferences also provides valuable feedback that is critical to developing and improving our offerings.

Competition

          We believe the principal competitive factors in our business include the depth, breadth, timeliness, and accuracy of information provided, quality of decision-support tools and services, ease of use, customer support, and price. We believe that we compete favorably on each of these factors. Although we do not believe that we have a direct competitor across all of the offerings we provide, we do face competition in specific industries and with respect to specific offerings.

          In our Energy segment, our U.S. well and production data offerings compete with offerings from P2 Energy Solutions, Inc., and DrillingInfo, Inc., in addition to smaller companies. Certain of our Energy segment's other offerings compete with products from Wood Mackenzie Ltd., Divestco Inc. and Geologic Data Systems, Inc., in addition to other specialized companies. Our Energy segment's advisory services compete with Global Decisions Group LLC and NV KEMA, in addition to other smaller consulting companies.

          Our Engineering segment competes against a fragmented set of companies. In our specifications and standards business, we compete with some of the SDOs, Thomson's Techstreet™, United Business Media plc, and ILI Infodisk, Inc. Our Engineering segment's operational services and parts data offerings compete with Thomas Publishing. Our parts offerings compete with products from PartMiner, Inc., Silicon Expert Technologies, and Total Parts Plus, Inc.

Intellectual Property

          We rely heavily on intellectual property, including the intellectual property we own and license. We regard our trademarks, copyrights, licenses, and other intellectual property as valuable assets and use intellectual property laws, as well as license and confidentiality agreements with our employees, dealers, and others, to protect our rights. In addition, we exercise reasonable measures to protect our intellectual property rights and enforce these rights when we become aware of any potential or actual violation or misuse.

          Intellectual property licensed from third parties, including SDOs, is a vital component of our offerings and, in many cases, cannot be independently replaced or recreated by us or others. We have longstanding relationships with the SDOs, government agencies, and manufacturers from whom we license information. Almost all of the licenses that we rely upon are nonexclusive and expire within one to two years unless renewed.

          We maintain more than 85 registered trademarks that we will need to renew from time to time. In addition, we have applied for patents in the United States relating to digital rights management, remote access printing, and print on demand. See "Risk Factors—We may not be able to protect intellectual property rights."

Employees

          We have approximately 2,500 employees, of which approximately 1,300 are located in the United States and approximately 1,200 are located abroad. None of our employees are represented by a collective bargaining agreement and we consider our employee relations to be good.

Facilities

          We own two office buildings in Englewood, Colorado, which comprise our headquarters, and other office buildings in London and Tetbury, England, Geneva, Switzerland and Johannesburg, South Africa. We lease space for a total of 43 offices in 20 countries, including offices in Cambridge, Massachusetts; Dallas and Houston, Texas; Tulsa and Oklahoma City, Oklahoma; San Francisco, California; Johannesburg and Cape Town, South Africa; Bangalore, India; Copenhagen, Denmark; Paris, France; Eastwood, Australia; Dubai; Beijing; Bangkok; Singapore; Moscow; Tokyo; Hong Kong; Rio de Janeiro; four locations in Canada; three locations in the United Kingdom; three locations in Germany; three locations in Mexico; and two locations in Malaysia. We believe that our properties, taken as a whole, are in good operating condition and are suitable and adequate for our current business operations, and that additional or alternative space will be available on commercially reasonable terms for future use and expansion.

          Our ownership and operation of real property and our operation of our business is subject to various foreign, federal, state, and local environmental protection and health and safety laws and regulations. Some environmental laws hold current and previous owners and operators of businesses and real property liable for contamination on owned or operated property and on properties at which they disposed of hazardous waste, even if they did not know of and were not responsible for the contamination, and for claims for property damage or personal injury associated with the exposure to or the release of hazardous or toxic substances. We have not incurred and do not currently anticipate incurring any material liabilities in connection with such environmental laws.

Legal Proceedings

          We are not party to any material litigation and are not aware of any pending or threatened litigation that could have a material adverse effect upon our business, operating results, or financial condition.

MANAGEMENT

Executive Officers and Directors

          Set forth below is information concerning our executive officers and directors as of September 30, 2006.

Name	Age	Position
Jerre L. Stead	63	Chairman of the Board and Chief Executive Officer
Michael J. Sullivan	41	Executive Vice President and Chief Financial Officer
Jeffrey R. Tarr	43	President and Chief Operating Officer, Engineering
Ron Mobed	47	President and Chief Operating Officer, Energy
Stephen Green	54	Senior Vice President and General Counsel
H. John Oechsle	44	Senior Vice President and Chief Information Officer
Jeffrey Sisson	49	Senior Vice President, Global Human Resources
Matt Levin	33	Senior Vice President, Corporate Development and Strategic Planning
Jane Okun	44	Senior Vice President, Investor Relations and Corporate Communications
C. Michael Armstrong	68	Director
Steven A. Denning	58	Director
Roger Holtback	61	Director
Balakrishnan S. Iyer	50	Director
Michael Klein	42	Director
Richard W. Roedel	56	Director
Michael v. Staudt	58	Director

          Executive officers are appointed by our board of directors. A brief biography of each executive officer and director follows.

Executive officers

          Jerre L. Stead has served as Chairman of our board of directors since December 1, 2000. On September 20, 2006, Mr. Stead replaced Mr. Charles A. Picasso, who is retiring, as our Chief Executive Officer. Mr. Stead will also continue to serve as Chairman of our board of directors. From August 1996 until June 2000, Mr. Stead served as Chairman of the board of directors and Chief Executive Officer of Ingram Micro Inc. Prior to that, he served as Chief Executive Officer and Chairman of the board of directors at Legent Corporation, from January 1995 to August 1995. From May 1993 to December 1994 he was Executive Vice President of AT&T and Chairman and Chief Executive Officer of AT&T Corp. Global Information Solutions (NCR Corporation) and from September 1991 to April 1993 he was President and Chief Executive Officer of AT&T Corp. Global Business Communication Systems. Mr. Stead also serves on the board of directors of TBG, Armstrong World Industries, Brightpoint, Inc., Conexant Systems, Inc., Mindspeed Technologies, Inc., and Mobility Electronics, Inc. Mr. Stead also serves on both the National Alzheimer's and the Salk Institute Board of Directors, and previously was the Chairman of the National Electronic Manufacturers Association and the Center of Ethics and Values at the Garrett Seminary.

          Michael J. Sullivan joined IHS in October 1999 as Senior Vice President and Chief Financial Officer. In March 2006, he was named Executive Vice President. Prior to that, Mr. Sullivan was director of corporate accounting from April 1997 to February 1998, and director of financial planning and analysis from February 1998 to October 1999, for Coors Brewing Company. Prior to joining Coors, he spent 10 years with Price Waterhouse in audit services and the transaction support group. Mr. Sullivan holds a bachelor's degree in Business Administration and Accounting from the University of Iowa.

          Jeffrey R. Tarr has served as President and Chief Operating Officer of our Engineering segment since December 2004. From May 2001 to November 2004 he led Hoover's, Inc. Mr. Tarr served as Chief Executive Officer and President from May 2001, as a director from June 2001, and as Chairman from March 2002 until March 2003 when the business was acquired by Dun & Bradstreet Corporation. From the date of the acquisition until November 2004, Mr. Tarr served as President and as a director of the Hoover's subsidiary of Dun & Bradstreet. From January 2000 through March 2001 he served as Chief Executive, President and a director of All.com, Inc. From June 1994 until January 2000 he held a number of positions at U.S. West and served as a Vice President from April 1998. Earlier in his career he was a consultant with Bain & Company. Mr. Tarr holds an undergraduate degree in Public and International Affairs from Princeton University and an MBA from Stanford University.

          Ron Mobed has served as President and Chief Operating Officer of our Energy segment since April 2004. Prior to that, Mr. Mobed served in multiple leadership roles at Schlumberger Limited, since September 1980. Mr. Mobed received his bachelor's degree in Engineering from Trinity College at the University of Cambridge in 1980, and was awarded his master's in Petroleum Engineering with distinction from Imperial College at the University of London in 1987.

          Stephen Green has served as General Counsel of IHS since 1996. He was Vice President and General Counsel of IHS from 1996 to 2003 and was appointed Senior Vice President and General Counsel in December 2003. Mr. Green joined the legal department of TBG in 1981. Mr. Green holds a bachelor's degree from Yale University and a law degree from Columbia Law School.

          H. John Oechsle joined IHS in July 2003 as Senior Vice President and Chief Information Officer. From June 2000 to July 2003, Mr. Oechsle was Chief Information Officer, Vice President Information Management Worldwide, for Ortho-Clinical Diagnostics, a Johnson & Johnson company. From August 1997 to June 2000, Mr. Oechsle was the General Manager, Executive Director Latin America for Networking & Computer Services, a Johnson & Johnson company. Mr. Oechsle holds a bachelor of science degree in Computer Science from Rutgers University and is a graduate of the Tuck Executive Program at Dartmouth College's Amos Tuck School of Business Administration.

          Jeffrey Sisson has served as Senior Vice President of Global Human Resources of IHS since January 2005. From September 2002 to January 2005, Mr. Sisson was a Principal in Executive Partners, a private human resources consulting firm. From July 2001 to August 2002, Mr. Sisson was Senior Vice President, Human Resources for EaglePicher, Inc. From March 2000 to July 2001, he was Senior Director, Human Resources for Snap-on Incorporated. From February 1998 to February 2000, he was Director, Human Resources for Whirlpool Corporation. Mr. Sisson holds a bachelor's degree and a master's degree in Labor & Industrial Relations from Michigan State University.

          Matt Levin has served as Senior Vice President, Corporate Development and Strategic Planning since November 2004. Prior to that, Mr. Levin was Vice President, Global Operations Officer of Hudson Highland Group's Solutions Business, since September 2003. From August 2000 to September 2003 he was an independent consultant in the professional services, financial services, and media industries. Prior to working in consulting, Mr. Levin worked in financial services as a First Scholar at First Chicago NBD. Mr. Levin holds an undergraduate degree from Northwestern University and an MBA from the University of Chicago.

          Jane Okun has served as Senior Vice President, Investor Relations and Corporate Communications since November 2004. From 2002 to 2004, Ms. Okun was a partner with Genesis, Inc., a strategic marketing firm also specializing in investor relations. Prior to that, she was Vice President, Investor Relations and Corporate Communications of Velocom, Inc., from 2000 to 2001, and Executive Director, Investor Relations of Media One Group from 1998 to 2000. Prior to joining Media One, Ms. Okun headed Investor Relations at Northwest Airlines, where she also held multiple corporate finance positions. Ms. Okun holds a bachelor's degree and an MBA from the University of Michigan.

Directors

          C. Michael Armstrong has served as a member of our board of directors since December 2003. Mr. Armstrong served as Chairman of Comcast Corporation from 2002 until May 2004. He was Chairman and Chief Executive Officer of AT&T Corp. from 1997 to 2002, Chairman and Chief Executive Officer of Hughes Electronic Corporation from 1992 to 1997, and retired from IBM in 1991 as Chairman of IBM World Trade after a 31-year career. Mr. Armstrong is Chairman of Johns Hopkins Medicine, Hospital and Health System, Chairman of SV Investment Partners, and is on the board of directors of Citigroup Inc., HCA Inc., Parsons Corporation and the Telluride Foundation, and is Vice Chairman of Johns Hopkins University. Mr. Armstrong previously served as a member of the board of directors and an advisory committee of TBG, and from December 1988 to December 2003 he served on the board of directors of TBG. Mr. Armstrong is a Visiting Professor of the Sloan School at the Massachusetts Institute of Technology.

          Steven A. Denning has served as a member of our board of directors since April 2005. Mr. Denning is the Chairman and a Managing Director of General Atlantic LLC, a private equity investment firm, and has been with General Atlantic (or its predecessor) since 1980. Mr. Denning is also a director of Eclipsys Corporation, Hewitt Associates, Inc., SRA International, Inc., The Thomson Corporation, and several private information technology companies of which entities affiliated with General Atlantic are investors. In addition, Mr. Denning is a member of The Board of Trustees of Stanford University, the Advisory Board of the School of Economics and Management of Tsinghua University, and the Board of the American Museum of Natural History. He is Vice Chairman of the Board of the National Parks Conservation Association and Chairman of the Stanford Graduate School of Business Advisory Council. He is also a member of the Board of Governors of the Partnership for Public Service. He was formerly a member of the Board of Trustees for Georgia Tech Foundation.

          Roger Holtback has served as a member of our board of directors since December 2003. Since 2001 Mr. Holtback has served as Chairman and owner of Holtback Invest AB. From 1993 to 2001 he served as President and Chief Executive Officer of the Bure Equity AB. From 1991 to 1993 he served as a member of the Group Executive Committee of SEB and Coordinating Chairman of SEB Sweden. From 1984 to 1990 he served as President and Chief Executive Officer of Volvo Corporation and Executive Vice President of the AB Volvo. Mr. Holtback is currently Chairman of the board of directors of Capio AB and Gunnebo AB, two companies listed on the Swedish Stock Exchange, as well as of Finnvedan AB, Tradimus AB and The Swedish Exhibition Centre. He serves as a member of the Stena Group Advisory Board and as Chairman of the NC Advisory AB Investment Review Committee. Mr. Holtback previously served as a member of the board of directors and an advisory committee of TBG, and from September 1988 to December 2003 he served on the board of directors of TBG.

          Balakrishnan S. Iyer has served as a member of our board of directors since December 2003. From October 1998 to June 2003 Mr. Iyer served as Senior Vice President and Chief Financial Officer of Conexant Systems Inc. From 1997 to 1998 he was Senior Vice President and Chief Financial Officer of VLSI Technology Inc. and from 1993 to 1997 he was Vice President, Corporate Controller of VLSI Technology Inc. Mr. Iyer serves on the board of directors of Invitrogen Corporation, Skyworks Solutions, Conexant Systems, Inc., Power Integrations, Inc., and QLogic Corporation.

          Michael Klein has served as a member of our board of directors since December 2003. Since February 2004, Mr. Klein has been Chief Executive Officer of Global Banking of Citigroup Inc. He also serves as the Vice Chairman of Citigroup International PLC. From 2003 to 2004, he was Chief Executive Officer of Citigroup Inc. Global Corporate and Investment Bank for Europe, the Middle East and Africa. From 2000 to 2003, he held the position of Co-Head of Global Investment Banking for Salomon Smith Barney, a member of Citigroup Inc. Prior to this offering, Mr. Klein served as a member of the board of directors and an advisory committee of TBG, and from December 2001 to December 2003 he served on the board of directors of TBG.

          Richard W. Roedel has served as a member of our board of directors since November 2004. Mr. Roedel currently serves as director and Chairperson of the Audit Committee of Brightpoint, Inc., Dade Behring Holdings, Inc., Sealy Corporation, and Luna Innovations Incorporated. Mr. Roedel is also a director of Association of Audit Committee Members, Inc., a not-for-profit organization. Mr. Roedel was Chairman of the Board of Take-Two Interactive Software, Inc. from April, 2004 until June 2005 and was Chief Executive Officer from June 2004 to January 2005. Mr. Roedel was also Chair of the Audit Committee and director of that Company from November 2002 to April 2004. From 1985 through 2000, he was employed by BDO Seidman LLP as an Audit Partner, later being promoted in 1990 to Managing Partner in Chicago and then Managing Partner in New York in 1994 and finally in 1999 to Chairman and Chief Executive Officer.

          Michael v. Staudt has served as a member of our board of directors since January 2005. Since March 1997, Mr. Staudt has served as Executive Vice President of TBG, overseeing finance, human resources, and corporate affairs. Before joining TBG in 1997, Mr. Staudt was a member of the Executive Committee of Bayerische Vereinsbank Group in charge of corporate banking.

Classified Board

          Our board of directors is made up of nine directors, of which six are independent. Our board is divided into three classes. The members of each class serve for a three-year term. Messrs. Denning, Holtback and Klein serve in the class with a term expiring in 2007, Messrs. Stead, Armstrong and Iyer serve in the class with a term expiring in 2008 and Messrs. Roedel and Staudt serve in the class with a term expiring in 2009. At each annual meeting of the stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring.

Board Committees

          Our board of directors has an Audit Committee, a Human Resources Committee, and a Nominating and Corporate Governance Committee, each of which has the composition and responsibilities described below.

          The Audit Committee is comprised of three independent directors. The members of the Audit Committee are Messrs. Iyer (Chairman), Holtback, and Roedel. The Audit Committee assists our board of directors in its oversight of (i) the integrity of our financial statements, (ii) our independent auditors' qualifications, independence, and performance, (iii) the performance of our internal audit function, and (iv) our compliance with legal and regulatory requirements. In addition to any other responsibilities that our board may assign from time to time, the Audit Committee prepares the audit committee report that the SEC rules require to be included in our annual proxy statement or annual report on Form 10-K.

          The Human Resources Committee is comprised of three independent directors. The members of the Human Resources Committee are Messrs. Denning (Chairman), Klein, and Armstrong. The Human Resources Committee has been created by our board of directors to (i) oversee our compensation and benefits policies generally, (ii) evaluate executive officer performance and review our management succession plan, (iii) oversee and set compensation for our executive officers, and (iv) prepare the report on executive officer compensation that the SEC rules require to be included in our annual proxy statement or annual report on Form 10-K.

          The Nominating and Corporate Governance Committee is comprised of six independent directors. The members of this committee are Messrs. Armstrong (Chairman), Denning, Holtback, Klein, Roedel and Iyer. The Nominating and Corporate Governance Committee has been created by our board of directors to (i) identify individuals qualified to become board members and recommend director nominees to the board, (ii) recommend directors for appointment to board committees, (iii) make recommendations to the board as to determinations of director independence, (iv) oversee the evaluation of the board, (v) make recommendations to the board as to compensation for our directors, and (vi) develop and recommend to the board our corporate governance guidelines and code of business conduct and ethics and oversee compliance with such guidelines and code.

Code of Business Conduct and Ethics

          We have adopted a Code of Business Conduct and Ethics that applies to all of our employees, officers, and directors. This Code is available on our website at www.ihs.com and copies will be mailed to stockholders, free of charge, upon written request made to the Corporate Secretary, IHS Inc., 15 Inverness Way East, Englewood, CO 80112. We intend to disclose any amendment to, or waiver from, a provision of this code on our website.

Compensation Committee Interlocks and Insider Participation

          Our Human Resources Committee performs functions equivalent to a compensation committee. Messrs. Denning, Armstrong and Klein are members of this committee. During the last ten years, none of them has been an officer or employee of IHS. Mr. Stead, one of our executive officers and the Chairman of our board of directors, served on this committee during fiscal year 2005.

          Other than Mr. Stead, none of our executive officers currently serves, or in the past has served, on the board of directors or compensation committee (or committee performing equivalent functions) of any other company that has or had one or more executive officers serving on our board of directors or Human Resources Committee.

Director Compensation

          Our non-employee directors receive compensation for their board service. Cash compensation is comprised of an annual cash retainer of $60,000 (which may be converted into deferred stock units or deferred under our directors stock plan, as described in "—Equity Compensation Plans—IHS Inc. 2004 Directors Stock Plan") and a fee of $1,500 per board or committee meeting attended, plus reimbursement for all reasonably incurred expenses related to the meeting. Additionally, certain directors may earn annual retainers as follows: a $20,000 Audit Committee chair retainer; a $10,000 committee chair retainer for committees other than our Audit Committee; and a $5,000 Audit Committee member retainer.

          In addition, on December 1 of each year of service, pro-rated for any partial year of service, each non-employee director (other than Michael Klein, who receives cash compensation in lieu of equity) will receive an equity award consisting of restricted stock units, whose underlying shares will have, on the date of grant, a fair market value equal to $100,000 (rounded to the nearest whole number of shares). On each December 1, commencing with December 1, 2005, each non-employee director, who was not on the preceding December 1 a director, will receive a one-time award consisting of restricted stock units, whose underlying shares will have, on the date of grant, a fair market value (as defined in the plan) equal to $80,000 (rounded to the nearest whole number of shares). All equity awards for non-employee directors will be issued pursuant to the IHS Inc. 2004 Directors Stock Plan. Each non-employee director is required to hold all equity awarded until that director no longer serves on our board of directors. These agreements are described under Item 14 of the registration statement of which this prospectus forms a part.

          We provide liability insurance for each of our directors.

Summary of Compensation

Amounts
Non-Employee Director
Annual Retainer	$60,000
Per Meeting Fee	1,500
Committee
Annual Retainer
Audit Committee Chairman	20,000
Chairman other than Audit Committee	10,000
Audit Committee Member	5,000
Per Meeting Fee
Chairman	1,500
Member	1,500
Equity
One-Time	80,000
Annual(1)	100,000

(1)
The revised annual equity grant for the 2006 Fiscal Year, pro-rated for the remainder of the fiscal year, resulted in an additional $25,000 of Class A shares of our common stock being awarded to each non-employee director on July 6, 2006 (in lieu of such shares, $25,000 cash compensation was awarded to Mr. Klein).

Executive Compensation

          The following summary compensation table sets forth information concerning aggregate compensation earned by or paid to (i) our Chief Executive Officer and (ii) our four other most highly compensated executive officers who served in such capacities as of November 30, 2005. We refer to these individuals as our named executive officers.

SUMMARY COMPENSATION TABLE

Long-Term Compensation
	Annual Compensation						Awards
Name and Principal Position(1)	Year	Salary	Bonus		Other Annual Compensation(2)		Restricted Stock Awards ($)(3)	Securities Underlying Options (#)(4)	All Other Compensation(5)
Jerre L. Stead Chairman of the Board and Chief Executive Officer	2005 2004	$400,000 400,000	$600,000 400,000		— —		$4,104,000 —	— —	$877,500 —
Ron Mobed President and Chief Operating Officer, Energy	2005 2004	295,385 178,615	243,803 185,748	(6)	— —		1,278,997 —	— 100,000	42,000 6,500
Jeffrey R. Tarr President and Chief Operating Officer, Engineering	2005	358,616	327,121	(7)	$7,017	(8)	1,167,900	—	7,000
Michael J. Sullivan Executive Vice President and Chief Financial Officer	2005 2004	296,154 270,673	190,564 157,006		— —		1,626,847 —	— 70,000	337,256 6,500
Charles A. Picasso Former President and Chief Executive Officer	2005 2004	550,000 374,903	650,000 240,000		— —		3,632,797 —	— 150,000	443,250 —

(1)
Mr. Stead has been our Chairman of the board of directors. He assumed the additional responsibility of serving as our Chief Executive Officer as of September 20, 2006. Mr. Mobed joined us on April 1, 2004, and Mr. Tarr joined us on November 30, 2004. Mr. Picasso retired as our President and Chief Executive Officer and director effective September 20, 2006.

(2)
Perquisites and other personal benefits, securities or property are not disclosed unless the aggregate amount of such compensation is the lesser of either $50,000 or 10% of the total of annual salary plus bonus for the named executive officer in question, as permitted by SEC rules.

(3)
Restricted stock awards of our Class A common stock were granted under our Amended and Restated 2004 Long-Term Incentive Plan during the year ended November 30, 2005. The amounts reported in this column represent the aggregate dollar value of these awards as of the grant date. For awards granted on November 16, 2005, which was the date of the closing of our initial public offering, the fair market value per share was determined to be $16.95, based on the average of the opening and closing prices of our Class A common stock on that date. For awards granted on December 23, 2004, which was prior to the closing of our initial public offering, the fair market value per share was determined contemporaneously by the valuation committee of our board of directors to be $9.12. Restricted shares carry full voting and dividend rights, provided, however, that any cash dividends will be reinvested in dividend shares, and any such dividend shares and any stock dividends will be subject to the same restrictions as the underlying restricted shares. The table below provides information for each named executive officer as to the date of grant of each award, the total number of shares granted, the number of shares that were unvested as of November 30, 2005 and the aggregate fair market value of such unvested shares:

Name	Grant Date		Total Number of Shares Granted (#)	Unvested Shares as of 11/30/05 (#)	Fair Market Value of Unvested Shares at 11/30/05 ($)(a)
Jerre L. Stead	12/23/2004	(b)	250,000	250,000	4,770,000
	12/23/2004	(d)	200,000	133,334	2,544,013
Ron Mobed	11/16/2005	(e)	36,000	36,000	686,880
	12/23/2004	(b)	33,333	33,333	635,994
	12/23/2004	(c)	40,000	40,000	763,200
Jeffrey R. Tarr	11/16/2005	(e)	42,000	42,000	801,360
	12/23/2004	(c)	35,000	35,000	667,800
	12/23/2004	(f)	15,000	—	—
Michael J. Sullivan	11/16/2005	(e)	35,000	35,000	667,800
	12/23/2004	(b)	113,333	113,333	2,162,394
Charles A. Picasso	12/23/2004	(b)	158,333	158,333	3,020,994
	12/23/2004	(c)	240,000	240,000	4,579,200

  (a)
  The fair market value per share on November 30, 2005 was determined to be $19.08, based on the average of the opening and closing prices of our Class A common stock on that date.

  (b)
  This award was granted as part of the stock option exchange described in "Aggregated Option and SAR Exercises in Last Year and Year-End Option Values" below. It vested one-third on June 15, 2006 (which was 211 days after the closing of our initial public offering), one-third on November 16, 2006 and one-third on October 1, 2007.

  (c)
  This award vested 25% on October 15, 2006, and 25% will vest on October 15, 2007 and 50% will vest on October 15, 2008.

  (d)
  One-third of this award vested on November 30, 2005. An additional one-third will vest on November 30, 2006, and the remaining one-third will vest on November 30, 2007.

  (e)
  This award was granted in connection with the closing of our initial public offering and will be fully vested as of February 29, 2008, provided that performance objectives, which are based on increases of specified levels of our "adjusted EBITDA" and "revenue" over a specified period of time, are satisfied. If only one objective is met, only 50% of the award will vest. To the extent that this award does not so vest, it will become fully vested and free of restrictions as of November 16, 2011, the sixth anniversary of the grant date.

  (f)
  This award fully vested on November 16, 2005, the date of the closing of our initial public offering.

(4)
These represent stock options to purchase shares of the Class A non-voting common stock of IHS Group Inc., a Colorado corporation and our subsidiary. They were exchanged in the stock option exchange described in "Aggregated Option and SAR Exercises in Last Year and Year-End Option Values" below.

(5)
The amounts reported for the year ended November 30, 2005 are attributable as follows:

Name	Stock Option Exchange Cash ($)(a)	Stock Option Exchange Shares Repurchase ($)(b)	Employer 401(k) Contribution ($)
Jerre L. Stead	877,500	—	—
Ron Mobed	42,000	—	—
Jeffrey R. Tarr	—	—	7,000
Michael J. Sullivan	318,151	12,105	7,000
Charles A. Picasso	443,250	—	—

  (a)
  This cash was paid as part of the stock option exchange described in "Aggregated Option and SAR Exercises in Last Year and Year-End Option Values" below.

  (b)
  This amount represents accrued interest that was waived in connection with the surrender of shares of IHS Group Inc. as part of the stock option exchange described in "Aggregated Option and SAR Exercises in Last Year and Year-End Option Values" below. The entire amounts reported for the year ended November 30, 2004 are attributable to employer 401(k) contributions.

(6)
Of this amount, $100,000 is attributable to a one-time signing bonus.

(7)
Of this amount, $150,000 is attributable to a one-time signing bonus.

(8)
This amount represents a tax gross-up that Mr. Tarr received in connection with his relocation.

Stock Option/SAR Grants in Last Year

          No stock options or stock appreciation rights were granted in the year ended November 30, 2005.

Aggregated Option and SAR Exercises in Last Year and Year-End Option Values

          No stock options or stock appreciation rights were exercised during the year ended November 30, 2005.

          On November 22, 2004, IHS Group Inc. offered to exchange all outstanding stock options to purchase shares of its Class A non-voting common stock that were granted to senior executives under IHS Group Inc.'s 1998 and 2002 non-qualified stock option plans and IHS Group Inc. shares previously acquired upon the exercise of such options. See "—Equity Compensation Plans—Offer to Exchange Options and Shares Held by our Senior Executives." Our senior executives who were offered and accepted this opportunity include our named executive officers Messrs. Picasso (who has since retired), Stead, Mobed, and Sullivan.

          The cash that each of them received is included in the "All Other Compensation" column of our summary compensation table above, and the restricted stock that each of them received is included in the "Restricted Stock Awards" column of our summary compensation column above.

Long-Term Incentive Plan Awards

          No awards under any long-term incentive plan (as this term is used by the SEC) were granted in the year ended November 30, 2005.

Pension Plans

          The following table sets forth the estimated aggregate annual retirement benefits for representative years of service and average final compensation payable under the IHS Retirement Income Plan and IHS Supplemental Income Plan as in effect during the plan year 2005. Under the Internal Revenue Code, the maximum permissible benefit from the retirement income plan, which is a qualified pension plan, for retirement was $170,000 in 2005 and $175,000 in 2006, and annual compensation exceeding $210,000 in 2005 and $220,000 in 2006 could not be considered in computing the maximum permissible benefit under the retirement income plan. The supplemental income plan, which is a non-qualified pension plan, pays benefits in excess of Internal Revenue Code maximums to all participants of the retirement income plan.

          The benefit amounts shown in the following table do not reflect the reduction based on a portion of the recipient's Social Security benefit in calculating benefits payable under our plans. Benefits are normally paid out on a single-life annuity or 50% joint-and-survivor annuity basis. Optional forms of payment, such as a lump sum, are available.

PENSION PLAN TABLE

	Years of Service
Average Final Compensation
	5	10	15	20	25	30
$250,000	$21,250	$42,500	$63,750	$85,000	$106,250	$127,500
$275,000	23,375	46,750	70,125	93,500	116,875	140,250
$300,000	25,500	51,000	76,500	102,000	127,500	153,000
$325,000	27,625	55,250	82,875	110,500	138,125	165,750
$350,000	29,750	59,500	89,250	119,000	148,750	178,500
$375,000	31,875	63,750	95,625	127,500	159,375	191,250
$400,000	34,000	68,000	102,000	136,000	170,000	204,000
$425,000	36,125	72,250	108,375	144,500	180,625	216,750
$450,000	38,250	76,500	114,750	153,000	191,250	229,500
$475,000	40,375	80,750	121,125	161,500	201,875	242,250
$500,000	42,500	85,000	127,500	170,000	212,500	255,000
$525,000	44,625	89,250	133,875	178,500	223,125	267,750
$550,000	46,750	93,500	140,250	187,000	233,750	280,500
$575,000	48,875	97,750	146,625	195,500	244,375	293,250
$600,000	51,000	102,000	153,000	204,000	255,000	306,000

          The following table provides information on the number of full years of service under the plans, as of August 31, 2006, and compensation for purposes of determining retirement benefits, consisting of regular salary plus commissions and overtime. The plan provides retirement benefits based on a percentage of the highest five years' average compensation in the last ten years of employment.

Name	Full Years of Credited Service (#)		Compensation for Purposes of Determining Benefits ($)(1)
Jerre L. Stead	30.75	(2)	509,614
Ron Mobed	0.33		364,616
Jeffrey R. Tarr	1.42	(3)	389,423
Michael J. Sullivan	6.50	(3)	322,154
Charles A. Picasso	22.75	(4)	580,000

(1)
Estimated earnings which are eligible to be counted under the terms of the plans for the plan year beginning on January 1, 2006 and ending on December 31, 2006.

(2)
Includes 25 additional years of benefit service with which Mr. Stead has been credited pursuant to the supplemental income plan.

(3)
Benefit service and pay under this table have been frozen for Messrs. Tarr and Sullivan. Pension accruals after May 1, 2006 will be equal to 15% of accumulated pay payable as a lump sum or annuity. Under the new formula (as described below), Mr. Tarr's lump sum benefit as of August 31, 2006 payable at age 65 is $18,100. Mr. Sullivan's lump sum benefit as of August 31, 2006 payable at age 65 is $15,000.

(4)
Includes nine additional years of benefit service with which Mr. Picasso was credited in January 2006 pursuant to the supplemental income plan and ten additional years of benefit service credited in July 2006 under the supplemental income plan upon his attainment of age 65 while actively employed, in accordance with his employment agreement. In connection with Mr. Picasso's retirement, we granted him two additional years of benefit service that are not reflected in this table.

          Participants are 100% vested in their benefit at the time they are credited with five or more years of vesting service or the date when they reach age 65. Vesting may be accelerated in years in which we make a transfer of surplus plan assets to the retiree medical accounts under the plan to provide for retiree medical coverage.

          Normal retirement age under the plan is 65, but a participant who terminates employment with at least five years of vesting service will receive a reduction of benefit equal to 4.5% per year compounded for each year that benefit commencement precedes age 65. Participants who terminated employment prior to May 1, 2006 before age 55 with ten years of vesting service will receive a reduction of benefit equal to 0.5% for each month that benefit commencement preceded age 62.

          Effective May 1, 2006, the plans were amended to provide a lump-sum retirement benefit, payable at age 65, equal to 15% of pensionable pay earned from May 1, 2006 through the participant's termination date. The accrued benefit related to pay and service through April 30, 2006 was frozen and will be paid as a lump sum or annuity from the plans when the participant subsequently terminates service with us. Grandfathered participants (i.e., those who were at least 40 years of age with 10 years of service as of May 1, 2006), including Messrs. Stead and Picasso, will receive the greater of the two benefits as follows: the benefit based on the old formula recognizing all of their service; or the benefit which is an addition of the old formula for service through April 30, 2006 and the new formula for service after May 1, 2006.

Employment Contracts, Termination of Employment and Change In Control Arrangements

          All of our executive officers, other than Mr. Stead, have employment agreements with us. The following are descriptions of the employment agreements for our named executive officers. These descriptions are intended to be summaries and do not describe all provisions of the agreements. In addition, the agreements for individuals who are currently our executive officers, but who are not our named executive officers, may contain provisions that are different than those described in the following descriptions.

          Jerre L. Stead.    Mr. Stead does not have an employment agreement. Mr. Stead's annual compensation is determined by our board of directors, based on his performance and contributions. On September 18, 2006, our board of directors appointed Mr. Stead as Chief Executive Officer in addition to his existing responsibilities as executive Chairman of the board of directors. The appointment, effective as of September 20, 2006, coincides with the retirement of Mr. Picasso as President, Chief Executive Officer, and director. In connection with this assumption of additional duties, our board of directors approved an employment arrangement with Mr. Stead, effective September 18, 2006.

          Base salary and bonus opportunity.    Under the arrangement, Mr. Stead will receive a base salary of $750,000 and will be eligible for a target annual bonus opportunity of 90% of his base salary.

          Equity compensation.    In January 2007, Mr. Stead will receive grants of 180,000 performance-based restricted stock units and 60,000 stock options to purchase our Class A common stock. The restricted stock units will be separated into three equal tranches with respect to three annual performance periods, beginning with fiscal year 2007. The options will vest pro rata over a three-year period.

          Ron Mobed, Jeffrey R. Tarr, and Michael J. Sullivan.    We have entered into an employment agreement with each of Ron Mobed, Jeffrey R. Tarr, and Michael J. Sullivan. The following is a description of the material terms of their agreements.

          Term.    The term of employment for Messrs. Mobed and Sullivan under their respective agreements commenced on November 1, 2004. The term of Mr. Tarr's agreement commenced on December 1, 2004. Each such agreement has an initial term of one year, and it renews automatically on each anniversary of that date for an additional one-year period, unless their employment is terminated earlier in accordance with their agreements or we notify, or Messrs. Mobed, Tarr, or Sullivan notifies, the other party in writing at least 30 days prior to the applicable anniversary of the commencement date.

          Base salary, bonus and benefits.    The base salaries of Messrs. Mobed and Tarr are currently $391,875. The base salary of Mr. Sullivan is $324,000.

          Under their agreements, Messrs. Mobed, Tarr, and Sullivan are eligible for an annual bonus pursuant to our then current annual incentive plan. For the year ending November 30, 2006, each of Messrs. Mobed, Tarr, and Sullivan will be eligible to receive a bonus in an amount equal to 60% of his base salary in effect at the beginning of such year at target performance. Performance objectives for their annual bonuses will be determined by our Chief Executive Officer.

          Messrs. Mobed, Tarr, and Sullivan are also entitled to participate in the employee benefits plans, programs, and arrangements as are customarily accorded to our executives.

          Termination of employment.    If there is no "change in control" (as defined in their agreements), their agreements provide that the employment of Messrs. Mobed, Tarr, and Sullivan may terminate upon their resignation for "good reason" (as defined in their agreements) or by us without "cause" (as defined in their agreements). In either of these situations, Messrs. Mobed, Tarr, and Sullivan are entitled to a lump-sum cash payment equal to the sum of the following:

  •
  any earned but unpaid base salary or other amounts accrued or owing through the date of termination;

  •
  an amount equal to nine months of his then base salary, plus an additional month of such base salary for each year of employment with us or any of our affiliates, up to a maximum aggregate amount equal to two years of such base salary; and

  •
  his target bonus amount for such year, prorated for the number of days that have elapsed during such year.

          In addition to the foregoing lump-sum payment, Messrs. Mobed, Tarr, and Sullivan are each entitled to:

  •
  continued participation in our medical, dental and vision plans for the relevant period, as described below, following the date of termination;

  •
  vesting of unvested stock options, restricted stock and other equity awards then held, as determined under the applicable compensation plan;

  •
  outplacement services during the six-month period following such termination; and

  •
  a credit for an additional two years for the purposes of each of the age and service requirements of any of retirement related employee benefit plans, programs and arrangements maintained by us or our affiliates in which he participated at the time of such termination.

          For these purposes, the "relevant period" means the period following termination of the employment of Messrs. Mobed, Tarr, and Sullivan equal to the total number of months upon which the payments thereunder are calculated, up to a maximum period of two years. Credit for the year in which termination occurs will be given for the purposes of calculating payments if he has completed six months or more of service beyond the prior anniversary date of his employment.

          In addition to the payments and benefits above, if there is change in control, and within one year of such change in control Messrs. Mobed, Tarr, or Sullivan terminates employment for a "CIC good reason" (as defined in their agreements) or is terminated by us without cause, the agreements provide that all unvested stock options, restricted stock and other equity awards held by Messrs. Mobed, Tarr, or Sullivan will fully vest and become exercisable as of the effective date of such termination.

          Under their agreements, if Messrs. Mobed, Tarr, or Sullivan terminates his employment other than for good reason or if his employment is terminated by us for cause, he will receive no further payments, compensation or benefits, except as accrued or owing prior to the effectiveness of his termination, and such compensation or benefits that have been earned and will become payable without regard to future services.

          Their agreements provide that if the employment of Messrs. Mobed, Tarr, or Sullivan terminates by reason of death, disability, or retirement, he, or his beneficiaries, will receive a lump-sum cash payment equal to the sum of:

  •
  any earned but unpaid base salary or other amounts, as defined in the agreement, accrued or owing through the date or termination; and

  •
  his respective target bonus for such year, prorated for the number of days that have elapsed during such year.

          Under their agreements, if the employment of Messrs. Mobed, Tarr, or Sullivan terminates other than by reason of death or disability, any payments he is eligible for are contingent on the execution of a release.

          Tax indemnity.    Under their agreements, if any amounts or benefits received under the agreements or otherwise are subject to the excise tax imposed under Section 4999 of the Internal Revenue Code, an additional payment will be made to restore Messrs. Mobed, Tarr, or Sullivan to the after-tax position that he would have been in, if the excise tax had not been imposed. Separately, we have agreed to reimburse Mr. Mobed for any tax penalties associated with tax withholding elections for certain equity awards.

          Covenants.    Under their agreements, each of Messrs. Mobed, Tarr, and Sullivan have agreed to maintain the confidentiality of certain of our information at all times during employment and thereafter unless he obtains the prior written consent of our board of directors. They have also agreed not to compete with us during employment and for a restricted period, as described below, after any termination of employment. Additionally, they have agreed not to solicit, hire or cause to be hired any of our employees or employees of any of our subsidiaries for or on behalf of any competitor during that restricted period. For these purposes, the "restricted period" means the longer of the one-year period following termination of employment of Messrs. Mobed, Tarr, or Sullivan, or in the event he receives payments as a result of his resignation for good reason, termination without cause, or following a change in control, in an amount greater than one year of his then base salary, the period following his termination of employment equal to the total number of months upon which the payments thereunder are calculated, up to a maximum period of two years.

          Charles A. Picasso.    Effective September 20, 2006, Charles A. Picasso retired from service as our President and Chief Executive Officer and member of our board. We have entered into a retirement agreement with Mr. Picasso pursuant to which we have mutually agreed to terminate his employment agreement dated October 15, 2004. Mr. Picasso has agreed to continue as our employee until November 30, 2006.

          Base salary, bonus and employee plan participation.    Under the retirement agreement, Mr. Picasso will continue to receive his current base salary through November 30, 2006. He will be entitled to an annual bonus payment for the 2006 fiscal year, in accordance with our annual incentive plan. In connection therewith, the personal objectives portion of Mr. Picasso's annual bonus will be paid at the maximum performance level.

          Mr. Picasso has agreed to make himself available to perform consulting services from December 1, 2006 through May 31, 2008 and will continue to participate in our medical, dental and vision plans during such period. Mr. Picasso will be paid for such consulting services in an amount of $48,333 per month. Mr. Picasso will be paid the sum of $50,000 in lieu of outplacement services that would otherwise have been provided to him.

          Mr. Picasso will be credited with two additional years for the purposes of the age and service requirements of the retirement income plan and the supplemental income plan. Mr. Picasso's pension under the retirement income plan and the supplemental income plan will be payable in accordance with the terms of such plans. The aggregate amount under both plans is approximately $2,389,107 and is payable as a lump sum.

          Equity compensation.    Under the terms of the retirement agreement, Mr. Picasso vested in 250,000 of his unvested shares of our Class A common stock on September 20, 2006. All additional unvested restricted stock awards were cancelled.

          Release.    Pursuant to the retirement agreement, Mr. Picasso has released and discharged us and any of our successors from all claims, demands, and actions of any nature, and we have generally released and discharged him.

          Covenants.    The retirement agreement also provides that Mr. Picasso will continue to be bound by specific covenants contained in his employment agreement. These covenants relate to confidentiality, non-competition and non-solicitation of employees. In addition, Mr. Picasso agreed not to make any disparaging remarks or comments regarding us, and we agreed that our directors and senior executives will not make any disparaging remarks or comments regarding him.

Equity Compensation Plans

          Amended and Restated IHS Inc. 2004 Long-Term Incentive Plan.    Our 2004 Long-Term Incentive Plan has been in effect since November 30, 2004. The following description of the plan is intended to be a summary and does not describe all provisions of the plan.

          Purpose of the plan.    The purpose of the plan is to advance the interests of us and our stockholders by:

  •
  providing the opportunity to our employees, directors and service providers to develop a sense of proprietorship and personal involvement in our development and financial success and to devote their best efforts to our business; and

  •
  providing us with a means through which we may attract able individuals to become our employees or to serve as our directors or service providers and providing us a means whereby those individuals, upon whom the responsibilities of our successful administration and management are of importance, can acquire and maintain stock ownership, thereby strengthening their concern for our welfare.

          Type of awards.    The plan provides for the grant of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock, restricted stock units, performance units and performance shares, cash-based awards, other stock-based awards and covered employee annual incentive awards.

          Duration.    Generally, the plan will terminate ten years from the effective date of the plan. After the plan is terminated, no awards may be granted, but any award previously granted will remain outstanding in accordance with the plan.

          Administration.    The plan is administered by the Human Resources Committee or any other committee designated by our board of directors to administer the plan. Committee members will be appointed from time to time by, and will serve at the discretion of, our board of directors. The committee has full power and authority to interpret the terms and intent of the plan or any agreement or document in connection with the plan, determine eligibility for awards and adopt such rules, regulations, forms, instruments and guidelines for administering the plan. The committee may delegate its duties or powers.

          Number of authorized shares.    We have authorized a maximum of 7,000,000 shares, minus the number of shares relating to any award granted and outstanding as of, or subsequent to, the effective date under any other of our equity compensation plans, unless the shares used to satisfy such award are shares repurchased from the open market. As of August 31, 2006, 5,365,575 shares have been granted under the plan, 314,553 award shares have been forfeited, and 1,948,978 shares remain available for grant. There are currently 2,191,947 shares of restricted stock, 566,312 restricted stock units, and 99,000 non-qualified stock options outstanding under the plan. As of the date of this prospectus, there were no incentive stock options outstanding under the plan.

          Annual award limits.    Except as provided in the plan, no individual participant may receive awards in any plan year that relate to more than 500,000 shares. In the case of an award which is not valued in a way in which the foregoing limitation would effectively operate, any individual participant may not be granted awards authorizing the earning during any plan year of an amount that exceeds such participant's annual limit. For this purpose, a participant's annual limit will be equal to $5,000,000 plus the amount of such participant's unused annual limit as of the close of the previous plan year.

          Eligibility and participation.    All of our employees, directors and service providers are eligible to participate in the plan. The committee may select from all eligible individuals those individuals to whom awards will be granted and will determine the nature of any and all terms permissible by law and the amount of each award.

          Stock options.    The committee may grant options to participants in such number, upon such terms and at any time as it determines, provided that incentive stock options may be granted only to eligible employees. Each option grant will be evidenced by an award document that will specify the exercise price, the maximum duration of the option, the number of shares to which the option pertains, conditions upon which the option will become vested and exercisable and such other provisions which are not inconsistent with the plan. The award document will also specify whether the option is intended to be an incentive stock option or a non-qualified stock option.

          The exercise price for each option will be:

  •
  based on 100% of the fair market value of the shares on the date of grant;

  •
  set at a premium to the fair market value of the shares on the day of grant; or

  •
  indexed to the fair market value of the shares on the date of grant, with the committee determining the index.

          Other than with respect to a substitute award, which is an award granted to a holder of an option, stock appreciation right or other award granted by a company that is acquired by us or with which we combine, in lieu of such outstanding award previously granted by such company, the exercise price on the date of grant must be at least equal to 100% of the fair market value of the shares on the date of grant.

          Each option will expire at such time as the committee determines at the time of its grant; however, no option will be exercisable later than the 10th anniversary of its grant date. Notwithstanding the foregoing, for options granted to participants outside the United States, the committee can set options that have terms greater than ten years.

          Options will be exercisable at such times and be subject to such terms and conditions as the committee approves. A condition of the delivery of shares as to which an option will be exercised will be the payment of the exercise price. Subject to any governing rules or regulations, as soon as practicable after receipt of written notification of exercise and full payment, we will deliver to the participant evidence of book-entry shares or, upon his or her request, share certificates in an appropriate amount based on the number of shares purchased under the option(s). The committee may impose such restrictions on any shares acquired pursuant to the exercise of an option as it may deem advisable.

          Each participant's award document will set forth the extent to which he will have the right to exercise the option following termination of his or her employment or services.

          Only in the event that we are not accounting for equity compensation under APB Opinion No. 25, the committee has the ability to substitute, without receiving each participant's permission, stock appreciation rights paid only in shares for outstanding options. The terms of the substituted stock appreciation rights must be the same as the terms for the options, and the aggregate difference between the fair market value of the underlying shares and the grant price of the stock appreciation rights must be equivalent to the aggregate difference between the fair market value of the underlying shares and the exercise price of the options. If, in the opinion of our auditors, this would create adverse accounting consequences for us, it will be considered null and void.

          Stock appreciation rights.    The committee may grant freestanding stock appreciation rights, tandem stock appreciation rights, or any combination of these forms of stock appreciation rights. Also subject to the provisions of the plan, the committee will have complete discretion in determining the number of stock appreciation rights granted to each participant and the terms and conditions pertaining to such stock appreciation rights.

          Each stock appreciation right will be evidenced by an award document that will specify the grant price, the term of the stock appreciation right and such other provisions as the committee determines.

          The grant price for each freestanding stock appreciation right will be the same as exercise prices for our stock options. Other than with respect to substitute awards, the grant price of freestanding stock appreciation rights must be at least equal to 100% of the fair market value of the shares on the date of grant. The grant price of tandem stock appreciation rights will be equal to the exercise price of the related option.

          The term of a stock appreciation right will be determined by the committee. Generally, no stock appreciation right will be exercisable later than the tenth anniversary date of its grant. Notwithstanding the foregoing, for stock appreciation rights granted to participants outside the United States, the committee can set terms greater than ten years.

          Freestanding stock appreciation rights may be exercised upon whatever terms and conditions the committee imposes. Tandem stock appreciation rights may be exercised for all or part of the shares subject to the related option upon the surrender of the right to exercise the equivalent portion of the related option.

          A tandem stock appreciation right may be exercised only with respect to the shares for which its related option is then exercisable. The plan contains additional provisions for tandem stock appreciation rights granted with incentive stock options.

          Upon the exercise of a stock appreciation right, a participant will be entitled to receive payment in an amount determined by multiplying the excess of the fair market value of a share on the date of exercise over the grant price by the number of shares with respect to which the stock appreciation right is exercised. The payment upon exercise may be in cash, shares, or any combination thereof, or in any other manner approved by the committee. The form of settlement will be set forth in the award document. The committee may impose such other conditions and/or restrictions on any shares received upon exercise of a stock appreciation right as it may deem advisable or desirable. These restrictions may include a requirement that the participant hold the shares received upon exercise of a stock appreciation right for a specified period of time.

          Each award document will set forth the extent to which the participant will have the right to exercise the stock appreciation right following his or her termination of employment or services.

          Restricted stock and restricted stock units.    The committee may grant shares of restricted stock and/or restricted stock units to participants. Restricted stock units will be similar to restricted stock, except that no shares are actually awarded to the participant on the date of grant.

          Each grant will be evidenced by an award document that will specify the period(s) of restriction, the number of shares of restricted stock, or the number of restricted stock units granted and such other provisions as the committee determines.

          Generally, shares of restricted stock will become freely transferable after all conditions and restrictions applicable to such shares have been satisfied or lapse and restricted stock units will be paid in cash, shares, or a combination, as determined by the committee.

          The committee may impose such other conditions or restrictions on any shares of restricted stock or restricted stock units as it may deem advisable, including a requirement that participants pay a stipulated purchase price for each share of restricted stock or each restricted stock unit, restrictions based upon the achievement of specific performance goals and time-based restrictions on vesting.

          Generally, participants holding shares of restricted stock may be granted the right to exercise full voting rights with respect to those shares during the period of restriction (as defined in the plan). A participant will have no voting rights with respect to any restricted stock units.

          Each award document will set forth the extent to which the participant will have the right to retain restricted stock and/or restricted stock units following termination of his or her employment or services.

          The committee may provide that an award of restricted stock is conditioned upon the participant making or refraining from making an election with respect to the award under Section 83(b) of the Code.

  •
  Unvested shares are transferable by will or by the laws of descent and distribution, or to a member of the participant's immediate family or specified estate planning vehicles established by the participant.

  •
  Restricted shares carry full voting and dividend rights, provided, however, that any cash dividends will be reinvested in dividend shares, and any such dividend shares and any stock dividends will be subject to the same restrictions as the underlying restricted shares.

          Performance units and performance shares.    The committee may grant performance units and/or performance shares to participants in such amounts and upon such terms as the committee determines.

          Each performance unit will have an initial value that is established by the committee at the time of grant. Each performance share will have an initial value equal to the fair market value of a share on the date of grant. The committee will set performance goals in its discretion which, depending on the extent to which they are met, will determine the value and/or number of performance units or shares that will be paid out to the participant.

          After the applicable performance period has ended, the participant will be entitled to receive payout on the value and number of performance units or shares earned by him or her over the performance period, to be determined as a function of the extent to which the corresponding performance goals have been achieved.

          Payment of earned performance units or shares will be as determined by the committee and as evidenced in the award document. The committee may pay earned performance units or shares in the form of cash, shares, or a combination. Any shares may be granted subject to any appropriate restrictions. The form of payout will be set forth in the award document.

          Each award document will set forth the extent to which the participant will have the right to retain performance units or shares following termination of his or her employment or services.

          Cash-based awards and other stock-based awards.    The committee may grant cash-based awards to participants in such amounts and upon such terms, including the achievement of specific performance goals, as the committee determines.

          The committee may grant other types of equity-based or equity-related awards not otherwise described by the provisions of the plan, including the grant or offer for sale of unrestricted shares, in such amounts and subject to such terms and conditions as the committee determines. Such awards may involve the transfer of actual shares to participants or payment in cash or otherwise of amounts based on the value of shares, and may include awards designed to comply with or take advantage of the applicable local laws of jurisdictions other than the United States.

          Each cash-based award will specify a payment amount or range. Each other stock-based award will be expressed in terms of shares or units based on shares. The committee may establish performance goals in its discretion, in which case, the number and/or value of awards that will be paid out to the participant will depend on the extent to which the performance goals are met. Payment, if any, will be made in accordance with the terms of the award, in cash or shares as the committee determines.

          The committee will determine the extent to which the participant will have the right to receive cash-based awards or other stock-based awards following termination of his or her employment or services.

          Covered employee annual incentive awards.    The committee may designate covered employees (as defined in Section 162(m) of the Internal Revenue Code) who are eligible to receive a monetary payment in any plan year based on a percentage of an incentive pool equal to the greater of:

  •
  9% of our consolidated operating earnings for the plan year;

  •
  10% of our operating cash flow for the plan year; or

  •
  15% of our net income for the plan year.

          The committee will allocate an incentive pool percentage to each designated covered employee for each plan year. In no event may any covered employee receive more than $1,200,000 from the incentive pool and the sum of the incentive pool percentages for all covered employees cannot exceed 100% of the total pool.

          As soon as possible after the determination of the incentive pool for a plan year, the committee will calculate each covered employee's allocated portion of the incentive pool based upon the percentage established at the beginning of such plan year. Each covered employee's incentive award will then be determined by the committee based on his or her allocated portion of the incentive pool, subject to adjustment. In no event may the portion of the incentive pool allocated to a covered employee be increased in any way, including as a result of the reduction of any other covered employee's allocated portion. The committee shall retain the discretion to adjust such awards downward.

          Non-employee director awards.    All awards to our non-employee directors will be determined by the board of directors or the committee. Currently, such awards are granted under our directors stock plan, which is a sub-plan under our Amended and Restated 2004 Long-Term Incentive Plan. See "—IHS Inc. 2004 Directors Stock Plan."

          Dividend equivalents.    Any participant selected by the committee may be granted dividend equivalents based on the dividends declared on shares that are subject to any award, to be credited as of dividend payment dates, during the period between the date the award is granted and the date the award is exercised, vests, or expires, as determined by the committee. Dividend equivalents will be converted to cash or additional shares by such formula and at such time and subject to such limitations as determined by the committee.

          Performance objectives.    Unless and until the committee proposes for stockholder vote and the stockholders approve a change in the general performance measures below, the performance goals upon which the payment or vesting of an award to a covered employee (except as otherwise provided in the plan) that is intended to qualify as performance-based compensation will be limited to the following performance measures:

  •
  net earnings or net income (before or after taxes);

  •
  earnings per share;

  •
  net sales or revenue growth;

  •
  net operating profit;

  •
  return measures (including return on assets, capital, invested capital, equity, sales, or revenue);

  •
  cash flow (including operating cash flow, free cash flow, and cash flow return on equity);

  •
  earnings before or after taxes, interest, depreciation and/or amortization, and/or lease payments or other rent obligations;

  •
  gross or operating margins;

  •
  productivity ratios;

  •
  share price (including growth measures and total stockholder return);

  •
  expense targets;

  •
  margins;

  •
  operating efficiency;

  •
  market share;

  •
  customer satisfaction;

  •
  working capital targets; and

  •
  economic value added (i.e., net operating profit after tax minus the sum of capital multiplied by the cost of capital).

          Transferability of awards.    Generally, awards cannot be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution. However, with respect to our non-qualified stock options, our board of directors or the committee may permit further transferability and impose conditions and limitations on any permitted transferability.

          Change in control.    Notwithstanding any other provision of the plan to the contrary, in the event of a "change in control" (as defined in the plan), provisions specified in the plan will apply, unless otherwise determined by the committee in connection with the grant of an award.

          Upon a change in control, all then-outstanding stock options and stock appreciation rights will become fully vested and exercisable, and all other then-outstanding awards that vest on the basis of continuous service will vest in full and be free of restrictions, except to the extent that another award meeting the requirements of a "replacement award" (as defined in the plan) is provided to the participant pursuant to the plan to replace such award. The treatment of any other awards will be as determined by the committee in connection with their grant.

          Upon a termination of employment or directorship of a participant occurring in connection with or during the period of one year after such change in control, other than for cause, all replacement awards held by the participant will become fully vested and (if applicable) exercisable and free of restrictions; provided, however, that if such acceleration would cause penalty taxation under Section 409A of the Internal Revenue Code with respect to any replacement award, then the committee may unilaterally delay such acceleration for such time as is sufficient to avoid such penalty, and all stock options and stock appreciation rights held by the participant immediately before the termination of employment or termination of directorship that the participant held as of the date of the change in control or that constitute replacement awards shall remain exercisable for not less than one year following such termination or until the expiration of the stated term of such stock option or stock appreciation right, whichever period is shorter, provided, that if the applicable award document provides for a longer period of exercisability, that provision shall control.

          Adjustments in authorized shares.    In the event of any of the corporate events or transactions described in the plan, to avoid any unintended enlargement or dilution of benefits, the committee has the sole discretion to substitute or adjust the number and kind of shares that can be issued or otherwise delivered.

          Forfeiture events.    The committee may specify in an award document that the participant's rights, payments and benefits with respect to an award will be subject to reduction, cancellation, forfeiture or recoupment upon the occurrence of certain specified events, in addition to any otherwise applicable vesting or performance conditions of an award.

          If we are required to prepare an accounting restatement due to our material noncompliance, as a result of misconduct, with any financial reporting requirement under the security laws, then if the participant is one of the individuals subject to automatic forfeiture under Section 304 of the Sarbanes-Oxley Act of 2002, the participant will reimburse us the amount of any payment in settlement of an award earned or accrued during the twelve-month period following the first public issuance or filing with the SEC (whichever just occurred) of the financial document embodying such financial reporting requirement.

          Amendment and termination.    Subject to, and except as provided in the plan, the committee has the sole discretion to alter, amend, modify, suspend, or terminate the plan and any award document in whole or in part. However, without the prior approval of our stockholders, and except as provided in an award document, stock options or stock appreciation rights will not be repriced, replaced or regranted through cancellation or by lowering the exercise or grant price, and no amendment of the plan will be made without stockholder approval if stockholder approval is required by law, regulation or stock exchange rule.

          IHS Inc. 2004 Directors Stock Plan.    Our 2004 Directors Stock Plan has been in effect as of December 1, 2004. The following description of the plan is intended to be a summary and does not describe all provisions of the plan.

          Purpose of the plan.    This plan is a sub-plan under our Amended and Restated 2004 Long-Term Incentive Plan. Awards under this plan will be granted in accordance with that plan and will constitute "non-employee director awards" (as defined in that plan).

          Duration.    Generally, the plan will terminate ten years from the effective date of the plan. After the plan is terminated, no awards may be granted, but any award previously granted will remain outstanding in accordance with the plan.

          Eligibility.    Only non-employee directors will be eligible to participate in the plan. However, Messrs. Klein and Staudt will not participate in this plan.

          Types of awards.    On each December 1, commencing with December 1, 2005, each non-employee director (other than Messrs. Klein and Staudt):

  •
  who was not on the preceding December 1 a director will receive a one-time award consisting of restricted stock units, whose underlying shares will have, on the date of grant, a fair market value (as defined in the plan) equal to $80,000; and

  •
  will receive both an award consisting of restricted stock units, whose underlying shares will have, on the date of grant, a fair market value equal to $100,000, and an annual cash retainer award equal to $60,000, which cash-based award may be converted into deferred stock units or deferred.

          Any non-employee director who is elected to fill a vacancy or a newly created directorship in the interim will receive, effective as of the date of such election, a prorated award, under the plan, based on the number of full months he or she has served, or will serve, as a director between the month in which he or she was elected and the next December 1.

          Each grant of restricted stock or restricted stock unit granted under the plan will be evidenced by an award document.

          Restricted stock.    Shares of restricted stock granted to our non-employee directors on December 29, 2004, will be unvested and forfeitable until ten days after the earlier of the date the participant either attains age 55 and completes at least five years of service as a director or the date the participant resigns from our board of directors or ceases to be a director, in either case, by reason of the antitrust laws, compliance with our conflict of interest policies, death, or disability (as defined in the plan), at which time, such shares will be considered vested and non-forfeitable. If a participant terminates his or her service as a director without satisfying the above conditions, other than in connection with an event described above, then his or her restricted stock will be forfeited without any payment therefor and those shares will again be available for issuance under our Amended and Restated 2004 Long-Term Incentive Plan.

          Shares of restricted stock will carry full voting and dividend rights. However, any cash dividends with respect to any such restricted shares will be reinvested in shares called dividend shares. Any such dividend shares, and any stock dividends with respect to any shares of restricted stock, will be subject to the same restrictions as the underlying shares of restricted stock.

          Generally, a participant will not be able to sell, transfer, pledge, assign or otherwise alienate or hypothecate his or her shares of restricted stock. However, those shares will be transferable either by will or by the laws of descent and distribution, or to a member of a participant's immediate family or specified estate planning vehicles established by the participant.

          Restricted stock units.    Each restricted stock unit granted on each December 1, commencing with December 1, 2005, will represent a participant's right to receive one share, which right will be unvested and forfeitable until the first anniversary of the date of grant. If a participant terminates his or her service as a director prior to the vesting date of the restricted stock units, then his or her restricted stock units will be forfeited without any payment therefor and the shares underlying such restricted stock units will again be available for reissuance under our Amended and Restated 2004 Long-Term Incentive Plan.

          Following the restricted stock unit vesting date, the shares underlying a participant's restricted stock units will be delivered to him or her on the 10th day following his or her termination of service as a director for any reason.

          Restricted stock units will carry no voting rights. Restricted stock units will be credited with dividend equivalents, which will have the same unvested or vested status as the underlying restricted stock units. Dividend equivalents will be paid out in the form of shares (or such other cash, securities or other property that may be or become the consideration for such shares in the event we, or one of our successors, are acquired) at the same time that the shares underlying the restricted stock units are delivered. A participant may not sell, transfer, pledge, alienate or otherwise hypothecate restricted stock units and the shares underlying them until the restricted stock unit delivery date.

          Deferred stock units.    A participant may elect to convert his or her annual retainer award converted into deferred stock units whose underlying shares will have, on the date of grant, a fair market value equal to $60,000. Such election must be made before the close of the calendar year preceding the fiscal year in respect of which the annual retainer award is made. Each deferred stock unit will represent such participant's right to receive one share, which right will be fully vested and non-forfeitable.

          The shares underlying a participant's deferred stock units will be delivered to him or her on the 10th day following his or her termination of service as a director for any reason.

          Deferred stock units will carry no voting rights. Deferred stock units will be credited with dividend equivalents, which will also be fully vested and non-forfeitable. Dividend equivalents will be paid out in the same way as dividend equivalents related to restricted stock units. A participant may not sell, transfer, pledge, alienate or otherwise hypothecate deferred stock units and the shares underlying them until the deferred stock unit delivery date.

          Deferral of annual retainer award.    A participant may elect to defer payment of his or her annual retainer award. Such election must be made before the close of the calendar year preceding the fiscal year in respect of which the annual retainer award is made. Such award will be paid to such participant in accordance with his or her deferral election, which date of payment will be:

  •
  a specified date that is at least two years following the date of election;

  •
  on the tenth day following his or her termination of service as a director for any reason;

  •
  upon the occurrence of an unforeseeable emergency resulting in severe financial hardship, to the extent necessary to relieve the hardship and pay any applicable taxes; or

  •
  in the event of a change in control, provided that if such payment is not permitted under regulations promulgated in connection with recently enacted legislation relating to deferred compensation, then such payment will be made in accordance with the second bullet point above.

          Subject to the paragraph below, in the event of a change in control, as defined in the plan, all shares of restricted stock will vest in full and be free of restrictions (and, in the case of restricted stock units and deferred stock units, a participant's right to receive the shares underlying such stock units will be accelerated such that he or she will receive such shares immediately prior to the closing of the acquisition transactions, at which time such units will automatically be cancelled), and the participant will participate in the acquisition to the extent of, and in the same manner as, all of our other stockholders. If a change in control occurs prior to a listing event, as defined in the plan, then we will have the exclusive right and option to require each participant to sell or otherwise transfer to the acquiring party(ies) effecting such change in control all or a portion of such shares held (including, for these purposes, any shares underlying restricted stock units or deferred stock units) as of the effective date of such change in control, in each case for the same consideration per share and on the same terms and conditions as all of our other stockholders.

          The delivery date of any shares underlying restricted stock units and deferred stock units will accelerate only if such acceleration is permitted by regulations promulgated in connection with recently enacted legislation relating to deferred compensation. If the acceleration is not permitted thereunder, then on the 10th day following the participant's termination of service as a director of us (or our successor) for any reason, for each share underlying restricted stock units or deferred stock units he or she will receive the same per share consideration received by our other stockholders for each share in the acquisition. At that time such restricted stock units and/or deferred stock units will automatically be cancelled.

          Offer to Exchange Options and Shares Held by Our Senior Executives.    The following is intended to be a summary of the IHS Group Inc. Offer Under the Non-Qualified Stock Option Plan (effective December 1, 1998) and the 2002 Non-Qualified Stock Option Plan of IHS Group Inc., as applicable to our senior executives, and does not describe all provisions of the offer.

          Offer.    On November 22, 2004, IHS Group Inc. offered to exchange all outstanding stock options to purchase shares of its Class A non-voting common stock that were granted to senior executives under IHS Group Inc.'s 1998 and 2002 non-qualified stock option plans and IHS Group Inc. shares previously acquired upon the exercise of such options. Our senior executives who were offered this opportunity include our named executive officers Charles A. Picasso, Jerre L. Stead, Ron Mobed, and Michael J. Sullivan. The senior executives who accepted this offer received:

  •
  cash in the amount equal to the excess of $9.42 over the per share exercise price option for every IHS Group Inc. share underlying his or her outstanding option, vested or unvested, with an exercise price lower than $9.42 per share;

  •
  $9.42 in cash for every IHS Group Inc. share he or she previously acquired, upon the exercise of an option, and currently owns (which amount, to the extent applicable, was first applied to the repayment of the principal price of his or her loan in connection with his or her prior option exercise);

  •
  an additional $0.42 in cash for every IHS Group Inc. share he or she previously acquired and surrendered in order to satisfy his or her payroll tax withholding in connection with his or her prior exercise of an option; and

  •
  one restricted share of our Class A common stock for every three IHS Group Inc. shares underlying his or her outstanding options (or previously acquired upon the exercise of an option), regardless of whether such options were vested or unvested and regardless of their exercise price.

          An accepting senior executive was required to tender all of his or her outstanding options for the full number of IHS Group Inc. shares subject to those options and if he or she held any IHS Group Inc. shares previously acquired upon the exercise of an option, all of those IHS Group Inc. shares, on or before the expiration of the offer, which was December 23, 2004. A senior executive who accepted IHS Group Inc.'s offer was not required to be our employee or director to receive his or her cash. As a result of the offer, $4,765,830 in cash was paid out and 1,286,667 restricted shares of our Class A common stock were granted to 32 people. Accepting senior executives received their restricted shares and, if applicable, cash, following the expiration of the offer.

          Purpose of offer.    The purpose of the offer was to more closely align our programs with the incentive programs of public companies and to provide senior executives the opportunity to obtain an equity stake in us.

          Vesting of our restricted shares.    The restricted shares have vested or will vest in accordance with the following schedule:

  •
  one-third of the total number of restricted shares he or she received vested on June 15, 2006;

  •
  one-third of the total number of restricted company shares he or she received will vest on November 16, 2006, the first anniversary of our initial public offering;

  •
  the remaining number of restricted shares he or she received will vest on October 1, 2007.

          If the senior executive's employment terminates for any reason other than as a result of his or her death or "disability" (as defined in the plan), before all of his or her restricted shares vest, then unless our board of directors determines otherwise, he or she will forfeit his or her remaining unvested restricted shares. If the senior executive's employment terminates as a result of his or her death or disability before the vesting of any of his or her restricted shares, all of his or her restricted shares will vest as of the first day any of his or her restricted shares would have vested but for the termination of his or her employment. If the senior executive's employment with us terminates as a result of his or her death or disability after the vesting of any of his or her restricted shares, all of his or her remaining restricted shares will vest.

          Transferability of our shares.    Generally, a senior executive will not be able to sell, transfer, pledge, assign or otherwise alienate or hypothecate his or her restricted shares, unless our board of directors (or a committee thereof) permits their transfer. The two exceptions to this general rule are that a senior executive will be able to accomplish such transfers:

  •
  by will or by the laws of descent and distribution; or

  •
  to a member of a senior executive's immediate family or specified estate planning vehicles established by such senior executive.

          Following our initial public offering, subject to securities and other of our applicable laws and policies, a senior executive will be able to transfer his or her vested shares.

          If a "change in control" (as defined in the offer) has not occurred on or prior to October 1, 2007, the participant will have an opportunity to sell his or her shares to us (and we will have the opportunity to buy his or her shares).

          Change in control.    If we are acquired during the period between the date a senior executive received his or her restricted shares (and, if applicable, cash) and the date when his or her restricted shares vest, then the vesting of his or her restricted shares will be accelerated such that they will vest in full immediately prior to the closing of the acquisition transaction, and he or she will participate in the acquisition to the extent of, and in the same manner as, all of our other stockholders.

          In addition, if a change in control occurs prior to our initial public offering, then we have the exclusive right and option to require the senior executive to sell or otherwise transfer to the acquiring party(ies) effecting such change in control all, or a portion, of his or her shares, in each case for the same consideration per share, and on the same terms and conditions, as all other stockholders.

          Dividends.    To the extent dividends are paid on our shares while they remain restricted and subject to vesting, a senior executive will be credited with corresponding dividends. Such dividends will be subject to the same restrictions applicable to restricted shares.

          IHS Inc. Employee Stock Purchase Plan.    We adopted an employee stock purchase plan in May 2005, but as of the date of this prospectus, we have not implemented the plan. The following description of certain provisions of the plan is intended to be a summary and does not describe all provisions of the plan.

          Stock purchase.    Under the plan, which is intended to be a qualified stock purchase plan, eligible employees may purchase up to 1,000,000 shares of our Class A common stock, subject to adjustment, through payroll deductions of up to 15% of their base salary. There are four purchase periods per calendar year. The purchase price for each quarterly purchase period will be determined by the Human Resources Committee of our board of directors prior to the start of the purchase period. Under the plan, the Human Resources Committee may permit eligible employees to purchase shares at a discount, but in no event will the discounted price be less than 85% of the lesser of the fair market value of the shares on the last day of the purchase period and the fair market value of the shares on the first day of the purchase period. The plan permits eligible employees to purchase newly issued shares, treasury shares or shares repurchased from the open market. For the initial purchase period, we anticipate that shares will be repurchased from the open market to fulfill our obligations under the plan.

          Amendment and termination.    The Human Resources Committee may modify or revoke the plan, provided that certain modifications must be approved in advance by our stockholders. Such modifications include any increase in the number of shares to be offered under the plan, any increase in the permitted discount or other changes that would further decrease the purchase price offered to eligible employees, any change that would withdraw administration of the plan from the Human Resources Committee, or any change in the definition of employees eligible to participate in the plan.

          Adjustments in authorized shares.    To avoid any unintended enlargement or dilution of benefits offered under the plan, the Human Resources Committee has the sole discretion to substitute or adjust the number and kind of shares that can be purchased under the plan in the event of any corporate events or transactions described in the plan.

PRINCIPAL AND SELLING STOCKHOLDERS

          The following table and accompanying footnotes set forth as of the date of this prospectus certain information regarding the beneficial ownership of our Class A common stock and Class B common stock:

  •
  immediately prior to the consummation of this offering; and

  •
  as adjusted to reflect the sale of the shares of our Class A common stock by:

  •
  each of the named executive officers and directors individually;

  •
  all executive officers and directors as a group;

  •
  each person or entity who owns more than 5% of the outstanding shares of our Class A common stock; and

  •
  the selling stockholder.

          In accordance with the rules of the Securities and Exchange Commission, "beneficial ownership" includes voting or investment power with respect to securities. The percentage of beneficial ownership for the following table is based on 45,168,954 shares of Class A common stock and 13,750,000 shares of Class B common stock outstanding as of September 30, 2006. Unless otherwise noted below, the address for each listed stockholder, director or executive officer is: c/o IHS Inc., 15 Inverness Way East, Englewood, CO 80112. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

	Shares Beneficially Owned Prior to Offering
							Shares Beneficially Owned After Offering
	Class A Common Stock Shares		Class B Common Stock Shares			Shares of Class A Common Stock Being Offered
							Class A Common Stock		Class B Common Stock
Name of Beneficial Owner					% Total Voting Power(1)						% Total Voting Power(1)
	Shares	%	Shares	%			Shares	%	Shares	%
Jerre L. Stead(2)	450,000	1.0%	—	—	*	—	450,000	1.0%	—	—	*
Michael J. Sullivan(3)	120,556	*	—	—	*	—	120,556	*	—	—	*
Ron Mobed(4)	129,683	*	—	—	*	—	129,683	*	—	—	*
Jeffrey R. Tarr(5)	122,250	*	—	—	*	—	122,250	*	—	—	*
Charles A. Picasso(6)	147,300	*	—	—	*	—	147,300	*	—	—	*
C. Michael Armstrong(6)	15,881	*	—	—	*	—	15,881	*	—	—	*
Steven A. Denning(7)	7,528	*	—	—	*	—	7,528	*	—	—	*
Roger Holtback(6)	30,881	*	—	—	*	—	30,881	*	—	—	*
Balakrishnan S. Iyer(6)	31,506	*	—	—	*	—	31,506	*	—	—	*
Michael Klein	—	—	—	—	—	—	—	—	—	—	—
Richard W. Roedel(6)	22,881	*	—	—	*	—	22,881	*	—	—	*
Michael v. Staudt	3,000	*	—	—	*	—	3,000	*	—	—	*
All directors and executive officers as a group (16 persons)	1,231,840	2.7%	—	—	*	—	1,231,840	2.7%	—	—	*
Entities affiliated with General Atlantic LLC(7)	4,687,500	10.4%	—	—	2.6%	—	4,687,500	10.4%	—	—	2.6%
Urvanos Investments Limited(8)(9)	958,859	2.1%	13,750,000	100%	75.8%	—	958,859	2.1%	13,750,000	100%	75.8%
Selling Stockholder:
TBG Holdings N.V.(8)(9)	18,911,391	41.8%	—	—	10.4%	8,400,000	10,511,391	23.3%	—	—	5.8%

*
Represents less than one percent.

(1)
Percentage total voting power represents voting power with respect to all shares of our Class A common stock and Class B common stock, as a single class. Each holder of Class B common stock is entitled to ten votes per share of Class B common stock and each holder of Class A common stock is entitled to one vote per share of Class A common stock on all matters submitted to our stockholders for a vote. The Class A common stock and Class B common stock vote together as a single class on all matters submitted to a vote of our stockholders, except as may otherwise be required by law. The Class B common stock is convertible at any time by the holder into shares of Class A common stock on a share-for-share basis. The Class B common stock will automatically be converted into Class A common stock upon the earlier of the occurrence of specified events or four years from the date of this offering.

(2)
250,000 restricted shares were granted on December 23, 2004, of which 83,333 shares are vested and 166,667 shares are unvested, with half of those restricted shares vesting on November 16, 2006 and the remaining half vesting on October 1, 2007.

  An additional 200,000 restricted shares were granted on December 23, 2004, of which 66,666 shares are vested and 133,334 are unvested, with half of those restricted shares vesting on November 30, 2006 and the remaining half vesting on November 30, 2007.

(3)
113,333 restricted shares were granted on December 23, 2004, of which 37,777 shares are vested and 75,556 shares are unvested, with half of those restricted shares vesting on November 16, 2006 and the remaining half vesting on October 1, 2007. 35,000 restricted shares were granted on November 16, 2005 and will vest on February 29, 2008 to the extent that performance criteria are satisfied; if they are not satisfied, they will vest on November 16, 2011. Restricted stock units representing 10,000 shares were granted on July 24, 2006. These units will vest in three tranches on each of July 24, 2007, 2008 and 2009.

(4)
33,333 restricted shares were granted on December 23, 2004, of which 11,111 shares are vested and 22,222 shares are unvested, with half of those restricted shares vesting on November 16, 2006 and the remaining half vesting on October 1, 2007. An additional 40,000 restricted shares were granted on December 23, 2004, with 25% vesting on October 15, 2006, 25% vesting on October 15, 2007 and the remaining 50% vesting on October 15, 2008. 36,000 restricted shares were granted on November 16, 2005 and will vest on February 29, 2008 to the extent that performance criteria are satisfied; if they are not satisfied, they will vest on November 16, 2011. Restricted stock units representing 9,000 shares were granted on July 24, 2006. These units will vest in three tranches on each of July 24, 2007, 2008 and 2009. Restricted stock units representing an additional 21,250 shares were granted on July 24, 2006, all of which will vest on July 24, 2010. Mr. Mobed also received a stock option to purchase 49,500 shares of our Class A common stock. This option will vest on July 24, 2010 and is not reflected in this table, because the SEC beneficial ownership rules require only the inclusion of stock options that are immediately exercisable or exercisable within sixty days.

(5)
35,000 restricted shares were granted on December 23, 2004, with 25% vesting on October 15, 2006, 25% vesting on October 15, 2007 and the remaining 50% vesting on October 15, 2008. An additional 15,000 restricted shares were granted on December, 23, 2004, all of which vested on November 16, 2005. 42,000 restricted shares were granted on November 16, 2005 and will vest on February 29, 2008 to the extent that performance criteria are satisfied; if they are not satisfied, they will vest on November 16, 2011. Restricted stock units representing 9,000 shares were granted on July 24, 2006. These units will vest in three tranches on each of July 24, 2007, 2008 and 2009. Restricted stock units representing an additional 21,250 shares were granted on July 24, 2006, all of which will vest on July 24, 2010. Mr. Tarr also received a stock option to purchase 49,500 shares of our Class A common stock. This option will vest on July 24, 2010 and is not reflected in this table, because the SEC beneficial ownership rules require only the inclusion of stock options that are immediately exercisable or exercisable within sixty days.

(6)
These shares were granted under our 2004 Directors Stock Plan.

(7)
General Atlantic LLC ("GA LLC") is the general partner of General Atlantic Partners 82, L.P. ("GAP 82"). The managing members of GAP Coinvestments III, LLC ("GAPCO III") and GAP Coinvestments IV, LLC ("GAPCO IV" and together with GA LLC, GAP 82 and GAPCO III, the "GA Group") are also the managing directors of GA LLC. Steven A. Denning is the Chairman and a Managing Director of GA LLC and a managing member of GAPCO III and GAPCO IV. The GA Group is a "group" within the meaning of Rule 13d-5 of the Securities Exchange Act of 1934, as amended. Mr. Denning disclaims beneficial ownership of the shares held by GAP 82, GAPCO III and GAPCO IV, except to the extent of his pecuniary interest therein. The address of Mr. Denning and the GA Group is c/o General Atlantic Service Corporation, 3 Pickwick Plaza, Greenwich, CT 06830.

(8)
Voting and investment decisions for the shares of our company have historically been made by TBG Holdings N.V. (TBG), a Netherlands-Antilles company which is the indirect sole owner of the Urvanos Investments Limited (Urvanos). TBG is wholly-owned indirectly by The Thyssen-Bornemisza Continuity Trust (Trust), a Bermuda trust, which was created for the benefit of certain members of the Thyssen-Bornemisza family. The trustee of the Trust is Thybo Trustees Limited (Thybo), a Bermuda company. As trustee of the indirect sole stockholder of TBG, Thybo has the power to exercise significant influence over the management and affairs of TBG, including by electing or replacing TBG's board of directors. In addition, in certain circumstances, Thybo may be required to act with respect to TBG at the direction of Tornabuoni Limited (Tornabuoni), a Guernsey company, which is an oversight entity that was established at the time the Trust was created. The board of directors of Tornabuoni may only act by unanimous vote and its members are Georg Heinrich Thyssen-Bornemisza (a beneficiary of the Trust), Claus Hipp, Hans-Peter Schaer and Donald Perkins. Although Thybo has the power to exert influence over TBG, it has not done so in the past and is not required to do so, except in the case of fraud or as directed by Tornabuoni. In addition, while Tornabuoni has the power to direct Thybo to act with respect to TBG, Tornabuoni has not done so in the past. We have been advised by the current directors of each of Tornabuoni and Thybo that they have no intention at this time to exercise any power they may have to exert such influence with respect to TBG. Tornabuoni and Thybo disclaim any pecuniary interest in the shares held by the record holders. The address of TBG is Landhuis Joonchi, Kaya Richard J. Beaujon z/n, P.O. Box 883, Curacao, Netherlands, Antilles. The address of Urvanos is 17 Grigoriou Xenopoulou Street, P.O. Box 54425, Limassol, Cyprus. See "Risk Factors—Risks Related to the Offering—We are controlled by an entity whose interests may differ from your interests; our Chief Executive Officer and Chairman of the board serves on the board of that entity and one of our directors is one of its executive officers."

(9)
If the underwriters exercise in full their option to purchase additional shares of Class A common stock, TBG Holdings N.V. will sell an additional 1,260,000 shares of Class A common stock.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Relationship with the Selling Stockholder

          After the offering, 10,511,391 shares of our Class A common stock will be held by TBG Holdings N.V., assuming the underwriters do not exercise their option to purchase additional shares. We refer to TBG Holdings N.V. as "TBG" or the "selling stockholder." We anticipate that upon the completion of this offering TBG and Urvanos Investments Limited, the indirect sole owner of which is TBG, will own all of our Class B common stock and 25.4% of our Class A common stock, representing approximately 81.6% of the voting power of our outstanding capital stock in the aggregate (compared to 42.8% of the overall economic interest).

          Voting and investment decisions with respect to the shares of our company have historically been made by TBG, a Netherlands-Antilles company. Jerre L. Stead, our Chief Executive Officer and the Chairman of our board of directors, is a member of the board of directors of TBG. Michael Staudt, an executive vice president of TBG, is a member of our board of directors. In addition, C. Michael Armstrong, Roger Holtback, and Michael Klein, all members of our board of directors, were previously members of the board of directors and an advisory committee of TBG.

          TBG is wholly-owned indirectly by The Thyssen-Bornemisza Continuity Trust (Trust), a Bermuda trust, which was created for the benefit of certain members of the Thyssen-Bornemisza family. The trustee of the Trust is Thybo Trustees Limited (Thybo), a Bermuda company. As trustee of the indirect sole stockholder of TBG, Thybo has the power to exercise significant influence over the management and affairs of TBG, including by electing or replacing TBG's board of directors. In addition, in certain circumstances, Thybo may be required to act with respect to TBG at the direction of Tornabuoni Limited (Tornabuoni), a Guernsey company, which is an oversight entity that was established at the time the Trust was created. The board of directors of Tornabuoni may only act by unanimous vote and one of its members is Georg Heinrich Thyssen-Bornemisza (a beneficiary of the Trust). Although Thybo has the power to exert influence over TBG, it has not done so in the past and is not required to do so, except in the case of fraud or as directed by Tornabuoni. In addition, while Tornabuoni has the power to direct Thybo to act with respect to TBG, Tornabuoni has not done so in the past. We have been advised by the current directors of each of Tornabuoni and Thybo that they have no intention at this time to exercise any power they may have to exert such influence with respect to TBG.

          In addition, there are ongoing discussions among Thybo and the beneficiaries of the Trust with a view to reorganizing the Trust at some point in the future. We understand that it is contemplated that if such a reorganization were to take place, separate trusts for the beneficiaries would be created, with the trust created for the benefit of Georg Heinrich Thyssen-Bornemisza and his immediate family becoming the sole indirect owner of TBG, which in turn will remain the sole indirect owner of Urvanos Investments Limited, which holds shares of our Class A common stock and all of our Class B common stock. The trusts created for the benefit of one or more of the other beneficiaries and their immediate families would become owners, directly or indirectly, of the shares of Class A common stock then held by TBG. Should this reorganization occur, TBG will continue to have the power to exercise significant influence over our management and affairs and over all matters requiring stockholder approval in the same manner as it currently does. In addition, Georg Heinrich Thyssen-Bornemisza (who is the Chairman of the board of directors of TBG), along with the trustees of a new trust for his benefit, would have the power to exert significant influence over the management and affairs of TBG, including through electing or replacing members of the TBG board of directors.

          We do not face, and have not in the past faced, liabilities (including relating to environmental or health and safety matters) with respect to any properties, businesses or entities that are not part of our core business but are now or were historically owned by TBG or its affiliates, and we do not anticipate incurring such liabilities in the future. However, we cannot provide assurances that this will continue to be the case. We have entered into an agreement with TBG to provide certain indemnities to each other. This agreement generally provides that we will indemnify TBG for liabilities relating to our properties and core business, and that TBG will indemnify us for liabilities relating to any properties, businesses or entities that are now or were historically owned by TBG or its affiliates (other than our properties and core business).

Investments in Related Parties

          In September 2004, we sold our investment in the preferred stock of TriPoint Global Communications, Inc. for $94.2 million, which resulted in a pretax gain of $26.6 million. At the time, a subsidiary of TBG owned 80% of the common stock of TriPoint.

          In October 2004, we distributed a $6.1 million dividend to a subsidiary of TBG. The dividend consisted of a preferred stock investment in Extruded Metals, Inc. with a fair value of approximately $4.3 million and $1.8 million in cash. At the time, TBG owned all of the common stock of Extruded Metals.

Registration Rights Agreement

          We have entered into an agreement that provides registration rights to TBG (as a Permitted Transferee of Urpasis Investments Limited) and Urvanos Investments Limited and their Permitted Transferees (collectively, "holders"), who will hold an aggregate of 11,470,250 shares of our Class A common stock and all of our shares of Class B common stock after the offering. "Permitted Transferees" means (i) any trust, so long as one (or more) of the beneficiaries of the Trust as of the date of this offering is the principal beneficiary (or are the principal beneficiaries) of such trust or (ii) any corporate entity(ies), partnership(s) or other similar entity(ies), that is wholly-owned, directly or indirectly, by the Trust or any trust referred to in (i) above. On September 1, 2006, Urpasis Investments Limited dividended all shares held by it in our company to TBG in a permitted transfer under the registration rights agreement. Set forth below is a summary of these registration rights.

Demand Registration Rights

          At any time on or after November 16, 2006, upon the written request of a holder, we will be required to use our best efforts to effect, as expeditiously as possible, the registration of all or a portion of their Class A common stock, provided that the aggregate proceeds of the offering is expected to equal or exceed $50 million. TBG and Urvanos and their Permitted Transferees will be entitled to a total of six and two demand registrations, respectively. However, we will not be required to effect more than one demand registration within any twelve-month period, and we will have the right to preempt any demand registration with a primary registration, in which case the holders will have their incidental registration rights as described below. We will pay all expenses in connection with any registration of shares on behalf of the holders, except that the holders will pay the underwriting discount.

Incidental Registration Rights

          Under the agreement, the holders have the right to request that their shares be included in any registration of our Class A common stock other than registrations on Form S-8 or Form S-4, registrations for our own account pursuant to Rule 415, or in compensation or acquisition-related registrations. In addition, the underwriters may, for marketing reasons, cut back all or a part of the shares requested to be registered and we have the right to terminate any registration we initiated prior to its effectiveness regardless of any request for inclusion by the holders.

Holdback Agreements

          TBG and Urvanos have agreed that they and their Permitted Transferees will not, until the first anniversary following our initial public offering, directly or indirectly offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of

Class A common stock, or any options or warrants to purchase any shares of Class A common stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of Class A common stock, whether now owned or later acquired. Our board of directors has agreed to waive this agreement to permit this offering to proceed.

          The registration rights agreement contains the full legal text of the matters discussed above. We have incorporated by reference this agreement in our registration statement of which this prospectus forms a part. See "Where You Can Find More Information" for more information on how to obtain a copy of this agreement.

Private Placement—General Atlantic

          On November 16, 2005, the effective date of our initial public offering, the selling stockholders in that offering agreed with certain affiliates of General Atlantic LLC, a private investment group, to sell in a private placement an aggregate of $75 million of shares of our Class A common stock at the initial public offering price. The General Atlantic entities have agreed with us and the selling stockholders in our initial public offering, subject to limited exceptions, that they will not, until the second anniversary of our initial public offering, directly or indirectly, sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of the shares of our Class A common stock purchased in the private placement. In addition, we have agreed to provide, following the second anniversary of our initial public offering, under certain circumstances and subject to certain limitations, rights with respect to the registration under the Securities Act of the shares of our Class A common stock purchased in the private placement and held by these entities. Steven A. Denning, the Chairman and a Managing Director of General Atlantic LLC, is a member of our board of directors.

DESCRIPTION OF CAPITAL STOCK

General Matters

          The following description of our capital stock and the relevant provisions of our certificate of incorporation and bylaws are summaries thereof and are qualified by reference to our certificate of incorporation and bylaws, copies of which have been filed with the U.S. Securities and Exchange Commission as exhibits to our registration statement, of which this prospectus forms a part, and applicable law.

          Our authorized capital stock consists of 80,000,000 shares of Class A common stock, $0.01 par value 13,750,000 shares of Class B common stock, $0.01 par value, and 937,500 shares of preferred stock, which the board of directors may issue with or without par value.

Common Stock

          Voting Rights.    The holders of our Class A common stock and Class B common stock have identical rights, except that holders of our Class A common stock are entitled to one vote per share and holders of our Class B common stock are entitled to ten votes per share on all matters to be voted upon by the stockholders. Our certificate of incorporation provides that, so long as any shares of the Class B common stock are outstanding, no person or entity is permitted, without the approval of the board of directors, to vote more than 79.9% of the total combined voting power of all classes of stock entitled to vote. If a person would be entitled to vote more than 79.9% of the total combined voting power notwithstanding this limitation, then the excess voting power of such person will be allocated to the other shareholders on a pro rata basis for purposes of any vote. We have not provided for cumulative voting for the election of directors in our certificate of incorporation.

          Dividend Rights.    Subject to preferences that may be applicable to any outstanding preferred stock, the holders of Class A common stock and Class B common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor. See "Dividend Policy." In the event a dividend is paid in the form of shares of common stock or rights to acquire common stock, the holders of Class A common stock shall receive Class A common stock, or rights to acquire Class A common stock, as the case may be, and the holders of Class B common stock shall receive Class B common stock, or rights to acquire Class B common stock, as the case may be.

          Conversion.    Our Class A common stock is not convertible into any other shares of our capital stock. Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. In addition, each share of Class B common stock shall convert automatically, without any action by the holder, into one share of Class A common stock upon the earlier of:

  •
  any transfer, whether or not for value, except for:

  •
  transfers to any trust, so long as (a) such trust is the sole owner, directly or indirectly, of TBG; and (b) the principal beneficiary of such trust is Georg Heinrich Thyssen-Bornemisza; and

  •
  transfers to any corporate entities, partnerships or other similar entities, so long as The Thyssen-Bornemisza Continuity Trust or any trust described in the preceding bullet directly or indirectly wholly-own such entities;

  •
  the death of Georg Heinrich Thyssen-Bornemisza;

  •
  November 16, 2009; and

  •
  the date on which holders of Class B common stock do not own at least 22% of the aggregate number of shares of Class A common stock and Class B common stock then outstanding, as determined by our board of directors.

          Once transferred and converted into Class A common stock, the Class B common stock shall not be reissued. No class of common stock may be subdivided or combined unless the other class of common stock concurrently is subdivided or combined in the same proportion and in the same manner.

          Liquidation Rights.    In the event of liquidation, dissolution, distribution of assets or winding up, the holders of Class A common stock and Class B common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

          Other Matters.    The Class A common stock and Class B common stock have no preemptive or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of Class A common stock and Class B common stock are fully paid and non-assessable, and the shares of Class A common stock to be issued upon completion of this offering will be fully paid and non-assessable.

Preferred Stock

          The board of directors has the authority to issue preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without any vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control and may adversely affect the voting, dividend and other rights of the holders of common stock.

          At the closing of this offering, no shares of our preferred stock will be outstanding and, other than shares of our preferred stock that may become issuable pursuant to our rights agreement, we have no present plans to issue any shares of our preferred stock. See "—Rights Agreement."

          We have reserved 937,500 shares of our series A junior participating preferred stock to be made available upon exercise of our preferred share purchase rights.

Registration Rights

          Certain holders of our common stock are entitled to rights with respect to the registration of their shares under the Securities Act. See "Certain Relationships and Related Transactions—Registration Rights Agreement" and "Certain Relationships and Related Transactions—Private Placement—General Atlantic."

Anti-Takeover Effects of Delaware Law and our Certificate of Incorporation and Bylaws

          Under Delaware law, our certificate of incorporation and our bylaws contain certain provisions, which are summarized below, that:

  •
  are expected to discourage coercive takeover practices and inadequate takeover bids;

  •
  are designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors;

  •
  could have the effect of delaying, deferring or discouraging another party from acquiring control of us;

  •
  could inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts;

  •
  could prevent changes in our management; and

  •
  could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

          Dual Class Structure.    As discussed above, our Class B common stock has ten votes per share, while our Class A common stock, which is the class of stock we are selling in this offering and which will be the only class which is publicly traded, has one vote per share. After the offering, and assuming that the underwriters' option to purchase additional shares has not been exercised, all of our Class B common stock and 25.4% of our Class A common stock, collectively representing 81.6% of the voting power of our outstanding capital stock, will be controlled by the selling stockholder, TBG. Because of our dual class structure, TBG will continue to be able to control all matters submitted to our stockholders for approval even if they come to own significantly less than 50% of the shares of our outstanding common stock. See "Certain Relationships and Related Transactions—Relationship with the Selling Stockholder." This concentrated control could discourage others from initiating any potential merger, takeover or other change of control transaction that other stockholders may view as beneficial to them.

          Classified Board.    Our certificate of incorporation provides that our board of directors are divided into three classes of directors, with the classes to be as nearly equal in number as possible. As a result, approximately one-third of our board of directors are elected each year. The classification of directors has the effect of making it more difficult for stockholders to change the composition of our board. Our certificate of incorporation and bylaws provide that the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by a majority of the board but must consist of not less than three or more than fifteen directors.

          Removal of Directors; Vacancies.    Under the Delaware General Corporation Law (the "DGCL"), unless otherwise provided in our certificate of incorporation, directors serving on a classified board may be removed by the stockholders only for cause. Our certificate of incorporation and bylaws provides that directors may be removed only for cause and only upon the affirmative vote of the holders of at least 66 2/3% of the votes of the outstanding shares of our common stock entitled to be cast in the election of directors. In addition, our certificate of incorporation provides that any vacancies on our board of directors will be filled only by the affirmative vote of a majority of the remaining directors even if the number of directors voting would not constitute a quorum.

          Supermajority Provisions.    The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote is required to amend a corporation's certificate of incorporation or bylaws, unless the certificate of incorporation requires a greater percentage. Our certificate of incorporation provides that the following provisions in the certificate of incorporation may be amended only by a vote of 66 2/3% or more of all of the votes of the outstanding shares of our common stock entitled to be cast:

  •
  classified board, including the election and term of our directors;

  •
  the removal of directors and the filling of vacancies on our board of directors;

  •
  the prohibition on stockholder action by written consent;

  •
  the ability to call a special meeting of stockholders being vested solely in the Chairman of our board of directors or our president or corporate secretary acting at the direction of our board of directors;

  •
  the ability of our board of directors to adopt, amend and/or repeal our bylaws without a stockholder vote; and

  •
  the amendment provision requiring that the above provisions be amended only with a 66 2/3% supermajority vote.

          In addition, our certificate of incorporation grants our board of directors the authority to amend our bylaws without a stockholder vote in any manner that is consistent with the laws of the State of Delaware and our certificate of incorporation. Our certificate of incorporation also provides that the following provisions in our bylaws may be amended only by a vote of 66 2/3% or more of all of the votes of the outstanding shares of our common stock entitled to be cast:

  •
  the ability to call a special meeting of stockholders being vested solely in the Chairman of our board of directors or our president or secretary acting at the direction of our board of directors;

  •
  the advance notice requirements for stockholder proposals and director nominations;

  •
  the number, election and term of our directors;

  •
  the removal of directors and the filling of vacancies on our board of directors; and

  •
  the amendment provision requiring that the above provisions be amended only with a 66 2/3% supermajority vote.

          Authorized but Unissued Capital Stock.    The DGCL does not require stockholder approval for any issuance of authorized shares. In addition, the listing requirements of the New York Stock Exchange, which will apply to us so long as our Class A common stock is listed on the New York Stock Exchange, only require stockholder approval of certain issuances that equal or exceed 20% of the then-outstanding voting power or then-outstanding number of shares of common stock (or, in the case of certain related-party and other transactions, 1% or 5% of the then-outstanding voting power or then-outstanding number of shares of common stock).

          The ability to issue authorized but unissued capital stock could enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of stock at prices higher than prevailing market prices.

          Undesignated Preferred Stock.    The ability to authorize undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire us. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of our company.

          Limits on Written Consent and Special Meetings.    Our certificate of incorporation prohibits stockholder action by written consent. It also provides that special meetings of our stockholders may be called only by the Chairman of our board of directors or by our president or corporate secretary at the direction of our board of directors.

          Advance Notice Requirements for Nominations.    Our bylaws contain advance notice procedures with regard to stockholder proposals related to the nomination of candidates for election as directors. These procedures provide that notice of stockholder proposals related to stockholder nominations for the election of directors must be received by our corporate secretary, in the case of an annual meeting, no later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the anniversary date of the immediately preceding annual meeting of stockholders. However, if the annual meeting is called for a date that is more than 30 days before or more than 70 days after that anniversary date, notice by the stockholder in order to be timely must be received not earlier than the close of business on the 120th day prior to such annual meeting or not later than the close of business on the later of the

90th day prior to such annual meeting or the tenth day following the day on which public announcement is first made by us of the date of such meeting. If the number of directors to be elected to our board of directors at an annual meeting is increased and there is no public announcement by us naming the nominees for the additional directorships at least 100 days prior to the first anniversary of the preceding year's annual meeting, a stockholder's notice will be considered timely, but only with respect to nominees for the additional directorships, if it is delivered to our corporate secretary not later than the close of business on the tenth day following the day on which such public announcement is first made by us.

          Stockholder nominations for the election of directors at a special meeting must be received by our corporate secretary no earlier than the close of business on the 120th day prior to such special meeting and not later than the close of business on the later of the 90th day prior to such special meeting or the tenth day following the day on which public announcement is first made of the date of such special meeting and of the nominees proposed by our board of directors to be elected at such meeting.

          A stockholder's notice to our corporate secretary must be in proper written form and must set forth information related to the stockholder giving the notice and the beneficial owner (if any) on whose behalf the nomination is made, including:

  •
  the name and record address of the stockholder and the beneficial owner;

  •
  the class and number of shares of our capital stock which are owned beneficially and of record by the stockholder and the beneficial owner;

  •
  a representation that the stockholder is a holder of record of our stock entitled to vote at that meeting and that the stockholder intends to appear in person or by proxy at the meeting to bring the nomination before the meeting; and

  •
  a representation as to whether the stockholder or the beneficial owner intends or is part of a group which intends to deliver a proxy statement or form of proxy to holders of at least the percentage of our outstanding capital stock required to elect the nominee, or otherwise to solicit proxies from stockholders in support of such nomination.

          As to each person whom the stockholder proposes to nominate for election as a director, the notice must include:

  •
  all information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to the Securities Exchange Act of 1934, as amended; and

  •
  the nominee's written consent to being named in the proxy statement as a nominee and to serving as a director if elected.

          Advance Notice of Stockholder Proposals.    Our bylaws also contain advance notice procedures with regard to stockholder proposals not related to director nominations. These notice procedures, in the case of an annual meeting of stockholders, are the same as the notice requirements for stockholder proposals related to director nominations discussed above insofar as they relate to the timing of receipt of notice by our corporate secretary.

          A stockholder's notice to our corporate secretary must be in proper written form and must set forth, as to each matter the stockholder and the beneficial owner (if any) proposes to bring before the meeting:

  •
  a description of the business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and, if such business includes a proposal to amend our bylaws, the language of the proposed amendment), the reasons for conducting the business at the meeting and any material interest in such business of such stockholder and beneficial owner on whose behalf the proposal is made;

  •
  the name and record address of the stockholder and beneficial owner;

  •
  the class and number of shares of our capital stock which are owned beneficially and of record by the stockholder and the beneficial owner;

  •
  a representation that the stockholder is a holder of record of our stock entitled to vote at the meeting and that the stockholder intends to appear in person or by proxy at the meeting to propose such business; and

  •
  a representation as to whether the stockholder or the beneficial owner intends or is part of a group which intends to deliver a proxy statement or form of proxy to holders of at least the percentage of our outstanding capital stock required to approve or adopt the business proposal, or otherwise to solicit proxies from stockholders in support of such proposal.

          Limitations on Liability and Indemnification Matters.    The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors' fiduciary duties. Our certificate of incorporation includes a provision that eliminates the personal liability of directors for actions taken as a director, except for liability:

  •
  for breach of duty of loyalty;

  •
  for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law;

  •
  under Section 174 of the DGCL (unlawful dividends); or

  •
  for transactions from which the director derived improper personal benefit.

          Our certificate of incorporation and bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by the DGCL. We are also expressly authorized to carry directors' and officers' insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

          The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers.

          There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

          Rights Agreement.    We entered into a rights agreement in conjunction with our initial public offering. Pursuant to our rights agreement, one series A junior participating preferred stock purchase right was issued for each share of our Class A common stock and Class B common stock (Class A rights and Class B rights, respectively) outstanding on the date that offering was completed. Our rights were being issued subject to the terms of our rights agreement.

          Our board of directors adopted our rights agreement to protect our stockholders from coercive or otherwise unfair takeover tactics. However, our rights agreement may also prevent takeovers that you would consider beneficial to you or us.

          In general terms, our rights agreement works by imposing a significant penalty upon any person or group that acquires 15% or more of our outstanding common stock without the approval of our board of directors. We provide the following summary description below. However, this description is only a summary, is not complete, and should be read together with our entire rights agreement, which has been publicly filed with the Securities and Exchange Commission as an exhibit to the registration statement of which this prospectus is a part.

          Our board of directors authorized the issuance of one Class A right for each share of our Class A common stock and one Class B right for each share of our Class B common stock outstanding on the date this offering is completed.

          Our rights initially trade with, and are inseparable from, our common stock. Our Class A rights and Class B rights are evidenced only by Class A and Class B certificates that represent shares of our Class A or Class B common stock, respectively. New rights will accompany any new shares of common stock we issue after the date this offering is completed until the date on which the rights are distributed as described below.

          Each of our rights will allow its holder to purchase from us one one-hundredth of a share of our series A junior participating preferred stock for $100.00, once the rights become exercisable. Prior to exercise, our rights do not give their holders any dividend, voting or liquidation rights.

          Our rights will not be exercisable until:

  •
  ten business days after the public announcement that a person or group has become an "acquiring person" by obtaining beneficial ownership of 15% or more of our outstanding common stock or, if earlier,

  •
  ten business days (or a later date determined by our board of directors before any person or group becomes an acquiring person) after a person or group begins a tender or exchange offer that, if completed, would result in that person or group becoming an acquiring person.

          In light of the substantial ownership position of the selling stockholders in our IPO or their Permitted Transferees, as defined in the rights agreement, our rights agreement contains provisions excluding these stockholders, their affiliates and their Permitted Transferees who beneficially own 15% or more of our outstanding common stock from the operation of the adverse terms of our rights agreement. See "Certain Relationships and Related Transactions—Registration Rights Agreement" for a definition of Permitted Transferees.

          Until the date our rights become exercisable, our certificates of Class A common stock and Class B common stock also evidence our rights, and any transfer of shares of our common stock constitutes a transfer of our rights. After that date, our rights will separate from our common stock and be evidenced by book entries by the rights agent and by Class A and Class B rights certificates that we will mail to all eligible holders of our Class A and Class B common stock. Any of our rights held by an acquiring person are void and may not be exercised.

          If a person or group becomes an acquiring person, all holders of our Class A rights except the acquiring person may, for the then applicable exercise price, purchase shares of our Class A common stock with a market value of twice the then applicable exercise price, based on the market price of our Class A common stock prior to such acquisition and all holders of Class B rights, except the acquiring person may, for the then applicable exercise price, purchase Class B common stock with a market value of twice the then applicable exercise price, based on the market price of Class B common stock prior to such acquisition (which solely for the purposes of the rights agreement, shall be equal to the market price of our Class A common stock).

          If we are later acquired in a merger or similar transaction after the date our rights become exercisable, all holders of our rights except the acquiring person may, for the then applicable exercise price, purchase shares of the acquiring corporation with a market value of twice the then applicable exercise price, based on the market price of the acquiring corporation's stock prior to such merger.

          Each one one-hundredth of a share of our series A junior participating preferred stock, if issued:

  •
  will not be redeemable;

  •
  will entitle holders to quarterly dividend payments of an amount equal to the greater of (i) $0.01 per share and (ii) the dividend paid on one share of our Class A common stock;

  •
  will entitle holders upon liquidation either to receive an amount equal to the payment made on one share of our Class A common stock;

  •
  will have the same voting power as one share of our Class A common stock; and

  •
  if shares of our Class A common stock or Class B common stock are exchanged via merger, consolidation or a similar transaction, will entitle holders to a payment equal to the payment made on one share (as may be adjusted) of our Class A common stock or Class B common stock, as applicable.

          The value of one one-hundredth interest in a share of our series A junior participating preferred stock purchasable upon exercise of each right should approximate the value of one share of our Class A common stock. Our rights will expire on the tenth anniversary of the completion of this offering.

          Our board of directors may redeem our rights for $0.01 per right at any time before any person or group becomes an acquiring person. If our board of directors redeems any of our rights, it must redeem all of our rights. Once our rights are redeemed, the only right of the holders of our rights will be to receive the redemption price of $0.01 per right. The redemption price will be adjusted if we have a stock split or stock dividends of our common stock.

          After a person or group becomes an acquiring person, but before an acquiring person owns 50% or more of our outstanding common stock, our board of directors may extinguish our rights by exchanging one share of our Class A common stock or Class B common stock or an equivalent security for each Class A and Class B right, respectively, other than rights held by the acquiring person.

          Our board of directors shall adjust the purchase price of our series A junior participating preferred stock, the number of shares of our series A junior participating preferred stock issuable and/or the number of our outstanding rights to prevent dilution that may occur from a stock dividend, a stock split or a reclassification of our preferred stock or common stock. No adjustments to the purchase price of our series A junior participating preferred stock of less than 1% will be made.

          The terms of our rights agreement may be amended by our board of directors without the consent of the holders of our rights. After a person or group becomes an acquiring person, our board of directors may not amend the agreement in a way that adversely affects holders of our rights.

          Delaware Anti-Takeover Statute.    We will be subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the time the person became an interested stockholder unless:

  •
  prior to the time the person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

  •
  upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  •
  at or subsequent to the time the person became an interested stockholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

          The application of Section 203 may limit the ability of stockholders to approve a transaction that they may deem to be in their interests.

          Under Section 203, a "business combination" generally includes a merger, asset or stock sale, or other similar transaction with an interested stockholder, and an "interested stockholder" is generally a person who, together with its affiliates and associates, owns or, in the case of affiliates or associates of the corporation, owned 15% or more of a corporation's outstanding voting securities within three years prior to the determination of interested stockholder status.

Listing

          Our Class A common stock is listed on the New York Stock Exchange under the symbol "IHS."

Transfer Agent and Registrar

          The transfer agent and registrar for our common stock is Computershare Trust Company, Inc.

SHARES ELIGIBLE FOR FUTURE SALE

          Future sales of substantial amounts of our Class A common stock in the public market could adversely affect market prices prevailing from time to time. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.

          At the time of this offering, we will have 13,750,000 shares of Class B common stock outstanding, and 45,168,954 shares of Class A common stock outstanding. Of these shares, the 8,400,000 shares of Class A common stock being offered hereunder (or 9,660,000 shares of Class A common stock if the underwriters exercise in full their option to purchase additional shares) will be freely transferable without restriction or registration under the Securities Act, except for any shares purchased by one of our existing "affiliates," as that term is defined in Rule 144 under the Securities Act. The 17,389,590 shares of Class A common stock held by our directors, executive officers, entities affiliated with General Atlantic LLC, Urvanos Investments Limited and the selling stockholder (see "Principal and Selling Stockholders") (16,129,590 shares of Class A common stock if the underwriters exercise in full their option to purchase additional shares) and the 13,750,000 shares of Class B common stock are "restricted shares" as defined in Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 of the Securities Act.

Rule 144

          In general, under Rule 144 as currently in effect, a person, or persons whose shares are aggregated, who owns shares that were purchased from us, or any affiliate, at least one year previously, is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of our then-outstanding shares of Class A common stock or the average weekly trading volume of our Class A common stock during the four calendar weeks preceding the filing of a notice of the sale on Form 144. Sales under Rule 144 are also subject to manner of sale provisions, notice requirements and the availability of current public information about us. We are unable to estimate the number of shares that will be sold under Rule 144 since this will depend on the market price for our Class A common stock, the personal circumstances of the stockholder, and other factors.

Rule 144(k)

          Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who owns shares within the definition of "restricted securities" under Rule 144 that were purchased from us, or any affiliate, at least two years previously, would be entitled to sell shares under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements described above. For so long as the selling stockholder and Urvanos Investments Limited continue to control us, they will be deemed to be our affiliates under Rule 144(k) and may not rely on the exemption from registration under Rule 144(k).

Registration Rights

          Upon the one-year anniversary of our November 16, 2005 initial public offering, the selling stockholders under our initial public offering and their Permitted Transferees, as defined in the Registration Rights Agreement, will be entitled to various rights with respect to the registration of their shares of common stock under the Securities Act. See "Certain Relationships and Related Transactions—Registration Rights Agreement."

          We have also agreed to provide, following the second anniversary of our initial public offering, under certain circumstances and subject to certain limitations, rights with respect to the registration under the Securities Act of the shares of our Class A common stock purchased in the private placement and held by the General Atlantic entities. See "Certain Relationships and Related Transactions—Private Placement—General Atlantic."

Lock-Up Agreements

          We, our executive officers and directors, the selling stockholder, Urvanos Investments Limited, and the General Atlantic entities have agreed with the underwriters not to dispose of or hedge any of their Class A common stock or securities convertible into or exchangeable for shares of Class A common stock during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus subject to extension under limited circumstances, except with the prior written consent of Goldman, Sachs & Co. and Citigroup Global Markets Inc. or in other limited circumstances. Our agreement with the underwriters does not apply to any shares of Class A common stock or securities convertible into or exchangeable for shares of Class A common stock issued pursuant to any existing employee benefit plans.

          Goldman, Sachs & Co. and Citigroup Global Markets Inc. have advised us that they have no current intent or arrangement to release any of the shares subject to the lock-up agreements prior to the expiration of the lock-up period. Any waiver of the lock-up agreements prior to the expiration of the lock-up period will be at the sole discretion of Goldman, Sachs & Co. and Citigroup Global Markets Inc.

MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS
FOR NON-U.S. HOLDERS OF COMMON STOCK

          The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of common stock by a beneficial owner that is a "non-U.S. holder." This discussion does not apply to persons owning, or who have owned, actually or constructively, more than 5% of our common stock. A "non-U.S. holder" is a person or entity that, for U.S. federal income tax purposes, is a:

  •
  non-resident alien individual, other than certain former citizens and residents of the United States subject to tax as expatriates,

  •
  foreign corporation, or

  •
  foreign estate or trust.

          A "non-U.S. holder" does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition and is not otherwise a resident of the United States for U.S. federal income tax purposes. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the sale, exchange, or other disposition of common stock.

          This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), and administrative pronouncements, judicial decisions and final, temporary, and proposed Treasury Regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to non-U.S. holders in light of their particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. Prospective holders are urged to consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of common stock, including the consequences under the laws of any state, local, or foreign jurisdiction.

Dividends

          As discussed under "Dividend Policy" above, we do not currently expect to pay dividends. In the event that we do pay dividends, dividends paid to a non-U.S. holder of common stock generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding, a non-U.S. holder will be required to provide an Internal Revenue Service Form W-8BEN certifying its entitlement to benefits under a treaty.

          The withholding tax does not apply to dividends paid to a non-U.S. holder who provides a Form W-8ECI, certifying that the dividends are effectively connected with the non-U.S. holder's conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. income tax as if the non-U.S. holder were a U.S. resident. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional "branch profits tax" imposed at a rate of 30% (or a lower treaty rate).

Gain on Disposition of Common Stock

          A non-U.S. holder generally will not be subject to U.S. federal income tax (including the "branch profits tax") on gain realized on a sale or other disposition of common stock unless:

  •
  the gain is effectively connected with a trade or business of the non-U.S. holder in the United States, subject to an applicable treaty providing otherwise, or

  •
  we are or have been a U.S. real property holding corporation, at any time within the five-year period preceding the disposition or the non-U.S. holder's holding period, whichever period is shorter, and our common stock has ceased to be regularly traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs.

          We believe that we are not, and do not anticipate becoming, a U.S. real property holding corporation.

Information Reporting Requirements and Backup Withholding

          Information returns will be filed with the Internal Revenue Service in connection with payments of dividends and the proceeds from a sale or other disposition of common stock. You may have to comply with certification procedures to establish that you are not a United States person in order to avoid backup withholding tax requirements. The certification procedures required to claim a reduced rate of withholding under a treaty will satisfy the certification requirements necessary to avoid the backup withholding tax as well. The amount of any backup withholding from a payment to you will be allowed as a credit against your United States federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the Internal Revenue Service.

Federal Estate Tax

          An individual non-U.S. holder who is treated as the owner of, or has made certain lifetime transfers of, an interest in the common stock will be required to include the value of the stock in his gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

UNDERWRITING

          IHS, the selling stockholder and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and Citigroup Global Markets Inc. are acting as joint book-running managers for the offering, Morgan Stanley & Co. Incorporated is acting as joint lead manager for the offering and, together with KeyBanc Capital Markets, A Division of McDonald Investments Inc., and Piper Jaffray & Co. are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.	3,103,800
Citigroup Global Markets Inc.	3,103,800
Morgan Stanley & Co. Incorporated	1,461,600
KeyBanc Capital Markets, A Division of McDonald Investments Inc.	365,400
Piper Jaffray & Co.	365,400

Total	8,400,000

          The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

          If the underwriters sell more shares than the total number set forth in the table above, Goldman, Sachs & Co. and Citigroup Global Markets Inc. have an option to buy up to an additional 1,260,000 shares from the selling stockholder to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, such two underwriters will severally purchase shares in approximately the same proportion as they are purchasing the total of 6,207,600 shares listed next to their names in the table above.

          The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the selling stockholder. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 1,260,000 additional shares.

Paid by the Selling Stockholder

	No Exercise	Full Exercise
Per Share	$1.541	$1.541
Total	$12,944,400	$14,886,060

          Shares sold by the underwriters to the public will initially be offered at the initial price to the public set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.9246 per share from the public offering price. If all the shares are not sold at the public offering price, the representatives may change the offering price and the other selling terms.

          IHS, its executive officers and directors, the selling stockholder, Urvanos Investments Limited and the General Atlantic entities have agreed with the underwriters not to dispose of or hedge any of their Class A common stock or securities convertible into or exchangeable for shares of Class A common stock during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. and Citigroup Global Markets Inc. or in other limited circumstances. IHS's agreement with the underwriters does not apply to any shares of Class A common stock or securities convertible into or exchangeable for shares of Class A common stock issued pursuant to any existing employee benefit plans. See "Shares Eligible for Future Sale" for a discussion of certain transfer restrictions.

          The 90-day restricted period described in the preceding paragraph will be extended if:

  •
  during the last 17 days of the 90-day restricted period, IHS issues an earnings release or announces material news or a material event; or

  •
  prior to the expiration of the 90-day restricted period, IHS announces that it will release earnings results during the 16-day period beginning on the last day of the period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

          In connection with the offering, the underwriters may purchase and sell shares of Class A common stock in the open market. Transactions conducted by Goldman, Sachs & Co. and Citigroup Global Markets Inc. may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by such underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than such underwriters' option to purchase additional shares from the selling stockholder in the offering. These underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, such underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. "Naked" short sales are any sales in excess of such option. Such underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if such underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of Class A common stock made by such underwriters in the open market prior to the completion of the offering.

          The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because certain of the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

          Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of IHS's stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the Class A common stock. As a result, the price of the Class A common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

          A prospectus in electronic format may be made available by one or more of the representatives of the underwriters and may also be made available on websites maintained by other underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives of the underwriters to the underwriters that may make Internet distributions on the same basis as other allocations.

          Each of the underwriters has represented, warranted and agreed that:

  (a)
  it has not made or will not make an offer of shares to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as

    amended) ("FSMA") except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by IHS of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority ("FSA");

  (b)
  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to IHS; and

  (c)
  it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

          In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), each underwriter has represented, warranted and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date") it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

  (a)
  to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

  (b)
  to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

  (c)
  in any other circumstances which do not require the publication by the IHS of a prospectus pursuant to Article 3 of the Prospectus Directive.

          For the purposes of this provision, the expression an "offer of shares to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that member state by any measure implementing the Prospectus Directive in that member state and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

          The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

          This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

          Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

          Each underwriter has acknowledged and agreed that the shares have not been registered under the Securities and Exchange Law of Japan and are not being offered or sold and may not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Securities and Exchange Law of Japan and (ii) in compliance with any other applicable requirements of Japanese law.

          IHS estimates that the total expenses of the offering, excluding the underwriting discount, will be approximately $850,000. IHS has agreed that it will pay all expenses of the offering on behalf of itself and the selling stockholder, except that the selling stockholder will pay the underwriting discount with respect to the shares to be sold by it in this offering.

          IHS and the selling stockholder have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

          Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for IHS for which they received or will receive customary fees and expenses. C. Michael Armstrong, who is on the board of directors of Citigroup Inc., an affiliate of Citigroup Global Markets Inc., and Michael Klein, who is Chief Executive Officer of Global Banking for Citigroup Inc. and Vice Chairman of Citigroup International PLC, an affiliate of Citigroup Global Markets Inc., serve on the board of directors of IHS. In addition, KeyBank National Association, an affiliate of KeyBanc Capital Markets, A Division of McDonald Investments Inc., is the lead arranger, sole book runner, administrative agent and a lender under IHS's credit facility.

VALIDITY OF CLASS A COMMON STOCK

          The validity of the shares of Class A common stock offered hereby will be passed upon for us by Davis Polk & Wardwell, New York, New York, and for the underwriters by Sullivan & Cromwell LLP, Washington, D.C.

EXPERTS

          The consolidated financial statements of IHS Inc. at November 30, 2004 and 2005, and for each of the three years in the period ended November 30, 2005, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

          We file reports, proxy statements and other information with the Securities and Exchange Commission or SEC, in Washington, DC. In addition, we have filed a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. For further information with respect to IHS and its common stock, reference is made to the registration statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. A copy of the registration statement, including the exhibits and schedules thereto, and reports, the proxy statement and other information filed with the SEC, may be read and copied at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at http://www.sec.gov, from which interested persons can electronically access the registration statement, including the exhibits and any schedules thereto and reports, the proxy statement and other information filed with the SEC. The registration statement, including the exhibits and schedules thereto, and reports, the proxy statement and other information filed with the SEC, are also available for reading and copying at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005. We also maintain an Internet site at www.ihs.com. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of IHS Inc.

We have audited the accompanying consolidated balance sheets of IHS Inc. as of November 30, 2005 and 2004, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended November 30, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of IHS Inc. at November 30, 2005 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended November 30, 2005, in conformity with United States generally accepted accounting principles.

                      /s/ Ernst & Young LLP

Denver, Colorado
January 17, 2006

IHS INC.

CONSOLIDATED BALANCE SHEETS

	As of November 30,
	2004	2005
	(In thousands)
Assets
Current assets:
Cash and cash equivalents	$124,452	$132,365
Short-term investments	—	27,223
Accounts receivable, net	117,873	136,950
Deferred subscription costs	25,727	27,918
Deferred income taxes	12,173	11,351
Other	11,625	10,638

Total current assets	291,850	346,445
Non-current assets:
Property and equipment, net	49,591	46,580
Intangible assets, net	26,821	27,456
Goodwill, net	301,880	296,394
Prepaid pension asset	81,242	88,516
Other	1,260	1,765

Total non-current assets	460,794	460,711

Total assets	$752,644	$807,156

Liabilities and stockholders' equity
Current liabilities:
Short-term capital leases	$48	$—
Accounts payable	39,516	41,625
Accrued compensation	28,869	20,135
Accrued royalties	26,307	26,139
Other accrued expenses	28,262	34,975
Income tax payable	9,114	7,726
Deferred subscription revenue	140,120	149,552
Risk management liabilities	—	2,705

Total current liabilities	272,236	282,857
Long-term debt and capital leases	607	262
Accrued pension liability	7,531	6,824
Accrued post-retirement benefits	18,740	20,278
Deferred income taxes	11,533	15,044
Other liabilities	8,065	4,402
Minority interests	1,209	309
Deferred stock units and restricted shares with put rights	11,672	—
Commitments and contingencies
Stockholders' equity:
Class A common stock, $0.01 par value per share, 80,000,000 shares authorized, 44,078,231 and 41,250,000 issued and outstanding at November 30, 2005 and 2004, respectively	413	441
Class B common stock, $0.01 par value per share, 13,750,000 shares authorized, issued and outstanding at November 30, 2005 and 2004	138	138
Class C common stock, $1.00 par value per share, 1,000 shares authorized, issued and held in treasury at November 30, 2004	—	—
Additional paid in capital	122,300	168,196
Retained earnings	301,887	343,684
Accumulated other comprehensive loss	(3,687)	(10,486)
Unearned compensation	—	(24,793)

Total stockholders' equity	421,051	477,180

Total liabilities and stockholders' equity	$752,644	$807,156

See accompanying notes.

IHS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended November 30,
	2003	2004	2005
	(In thousands, except per-share amounts)
Revenue:
Products	$311,602	$352,367	$395,830
Services	34,238	41,602	80,287

Total revenue	345,840	393,969	476,117
Operating expenses:
Cost of revenue:
Products	132,940	154,625	176,579
Services	27,783	29,812	51,593

Total cost of revenue (includes stock-based compensation expense at $0, $4,437 and $551 for the years ended November 30, 2003, 2004 and 2005, respectively)	160,723	184,437	228,172
Selling, general and administrative (includes stock-based compensation expense of $0, $17,065 and $4,721 for the years ended November 30, 2003, 2004 and 2005, respectively)	119,902	153,594	167,581
Depreciation and amortization	8,940	9,642	11,419
Restructuring and offering charges	—	—	13,703
Gain on sales of assets, net	(245)	(5,532)	(1,331)
Impairment of assets	567	1,972	—
Net periodic pension and post-retirement benefits	(8,558)	(5,791)	(4,091)
Earnings in unconsolidated subsidiaries	(3,196)	(437)	(129)
Other (income) expense, net	1,105	3,173	(1,059)

Total operating expenses	279,238	341,058	414,265

Operating income	66,602	52,911	61,852
Gain on sale of investment in affiliate	—	26,601	—
Interest income	1,359	1,140	3,485
Interest expense	(1,104)	(450)	(768)

Non-operating income, net	255	27,291	2,717

Income from continuing operations before income taxes and minority interests	66,857	80,202	64,569
Provision for income taxes	(24,053)	(16,644)	(20,376)

Income from continuing operations before minority interests	42,804	63,558	44,193
Minority interests	(46)	(275)	(146)

Income from continuing operations	42,758	63,283	44,047
Discontinued operations:
Loss from discontinued operations, net	(195)	(1,969)	(2,250)

Net income	$42,563	$61,314	$41,797

Income from continuing operations per share:
Basic (Class A common stock and Class B common stock)	$0.78	$1.15	$0.80

Diluted (Class A common stock and Class B common stock)	$0.78	$1.15	$0.79

Loss from discontinued operations per share:
Basic (Class A common stock and Class B common stock)	$(0.01)	$(0.04)	$(0.04)

Diluted (Class A common stock and Class B common stock)	$(0.01)	$(0.04)	$(0.04)

Net income per share:
Basic (Class A common stock and Class B common stock)	$0.77	$1.11	$0.76

Diluted (Class A common stock and Class B common stock)	$0.77	$1.11	$0.75

Weighted average shares:
Basic (Class A common stock)	41,250	41,250	41,345

Basic (Class B common stock)	13,750	13,750	13,750

Diluted (Class A common stock)	55,000	55,000	55,895

Diluted (Class B common stock)	13,750	13,750	13,750

See accompanying notes.

IHS INC.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock	Shares of Class A Common Stock	Class A Common Stock	Shares of Class B Common Stock	Class B Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Unearned Compensation	Total
	(In thousands)
Balance at November 30, 2002	$1	—	$—	—	$—	$122,850	$210,162	$(28,448)	$—	$304,565
Net income	—	—	—	—	—	—	42,563	—	—	42,563
Other comprehensive income:
Foreign currency translation adjustments	—	—	—	—	—	—	—	14,850	—	14,850
Minimum pension liability adjustment, net of tax	—	—	—	—	—	—	—	(1,213)	—	(1,213)

Comprehensive income, net of tax										56,200

Balance at November 30, 2003	1	—	—	—	—	122,850	252,725	(14,811)	—	360,765
Effect of pension plan spin-off	—	—	—	—	—	—	(6,009)	—	—	(6,009)
Cash dividend	—	—	—	—	—	—	(1,843)	—	—	(1,843)
Distribution of preferred stock	—	—	—	—	—	—	(4,300)	—	—	(4,300)
Recapitalization	(1)	41,250	413	13,750	138	(550)	—	—	—	—
Net income	—	—	—	—	—	—	61,314	—	—	61,314
Other comprehensive income:
Foreign currency translation adjustments	—	—	—	—	—	—	—	13,268	—	13,268
Minimum pension liability adjustment, net of tax	—	—	—	—	—	—	—	(2,144)	—	(2,144)

Comprehensive income, net of tax										72,438

Balance at November 30, 2004	—	41,250	413	13,750	138	122,300	301,887	(3,687)	—	421,051
Restricted stock activity	—	791	8	—	—	14,213	—	—	(13,771)	450
Tax benefit on vested shares	—	—	—	—	—	295	—	—	—	295
Termination of put rights associated with deferred stock units and restricted shares	—	1,834	18	—	—	28,950	—	—	(11,022)	17,946
Conversion of debt to equity	—	203	2	—	—	2,438	—	—	—	2,440
Net income	—	—	—	—	—	—	41,797	—	—	41,797
Other comprehensive income:
Foreign currency translation adjustments	—	—	—	—	—	—	—	(3,694)	—	(3,694)
Minimum pension liability adjustment, net of tax	—	—	—	—	—	—	—	(73)	—	(73)
Unrealized losses on short-term investments, net of tax	—	—	—	—	—	—	—	(28)	—	(28)
Unrealized losses on foreign-currency hedges, net of tax	—	—	—	—	—	—	—	(3,004)	—	(3,004)

Comprehensive income, net of tax										34,998

Balance at November 30, 2005	$—	44,078	$441	13,750	$138	$168,196	$343,684	$(10,486)	$(24,793)	$477,180

See accompanying notes.

IHS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended November 30,
	2003	2004	2005
	(In thousands)
Operating activities
Net income	$42,563	$61,314	$41,797
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	8,943	9,882	11,655
Stock-based compensation expense (non-cash portion)	—	11,872	5,272
Gain on sales of assets, net	(245)	(5,532)	(1,331)
Gain on sale of investment in affiliate	—	(26,601)	—
Impairment of assets	567	1,972	—
Net periodic pension and post-retirement benefits	(8,558)	(5,791)	(4,091)
Minority interests	46	275	(168)
Deferred income taxes	7,165	(1,424)	4,531
Tax benefit from equity compensation plans	—	—	295
Change in assets and liabilities:
Accounts receivable, net	(1,205)	4,557	(26,088)
Other current assets	1,013	(11,755)	(2,922)
Accounts payable	4,005	(15,208)	5,033
Accrued expenses	(8,654)	26,232	(3,044)
Income taxes	10,929	1,035	963
Deferred subscription revenue	3,576	16,152	16,388

Net cash provided by operating activities	60,145	66,980	48,290
Investing activities
Capital expenditures on property and equipment	(4,123)	(4,444)	(5,662)
Change in other assets	1,412	4,485	(4,171)
Purchase of investments	—	—	(28,384)
Sales and maturities of investments	—	—	1,101
Acquisitions of businesses, net of cash acquired	(2,224)	(70,331)	(3,518)
Proceeds from sales of assets and investment in affiliate	—	104,893	1,331

Net cash provided by (used in) investing activities	(4,935)	34,603	(39,303)
Financing activities
Net payments on debt	(44,153)	(157)	(390)
Cash dividends	—	(1,843)	—

Net cash used in financing activities	(44,153)	(2,000)	(390)

Foreign exchange impact on cash balance	1,053	818	(684)

Net increase in cash and cash equivalents	12,110	100,401	7,913
Cash and cash equivalents at the beginning of the year	11,941	24,051	124,452

Cash and cash equivalents at the end of the year	$24,051	$124,452	$132,365

See accompanying notes.

IHS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.      Nature of Business and Background

  Description of Business

          IHS Inc. (IHS, the Company, we, our, or us) is a publicly traded Delaware corporation. We are one of the leading global providers of critical technical information, decision-support tools and services to customers in the energy, defense, aerospace, construction, electronics, and automotive industries.

          We manage our business through two reportable segments: Energy and Engineering. Our Energy segment develops and delivers critical oil and gas industry data on exploration, development, production, and transportation activities to major global energy producers and national and independent oil companies. Our Energy segment also provides decision-support tools and operational, research, and strategic advisory services to these customers, as well as to utilities and transportation, petrochemical, coal, and power companies. Our Engineering segment provides offerings in two broad categories of products: technical standards and parts information. These products include a broad range of technical specifications and standards, regulations, parts data, design guides, and other information for customers in our targeted industries. We also have expertise in developing decision-support tools that enhance the accessibility and usability of this information. We offer targeted advisory services that are designed to maximize the utilization and integration of our information within our customers' business processes. We maintain an international sales and service network of subsidiaries and distributors.

  Initial Public Offering and Concurrent Private Placement

          On November 16, 2005, our shareholders, Urpasis Investments Limited (Urpasis) and Urvanos Investments Limited (Urvanos), Cyprus limited liability companies, sold a portion of their ownership interests through an initial public offering. IHS did not receive any proceeds from the sale of the Company's common stock by Urpasis and Urvanos, and, consequently, we expensed all related offering costs. Simultaneous with the closing of our initial public offering, Urpasis and Urvanos sold in a private placement an aggregate amount of $75 million of shares of our Class A common stock at the initial offering price to investment entities affiliated with General Atlantic LLC. We appointed Steven A. Denning, the Chairman and a Managing Director of General Atlantic, to our board of directors in April 2005.

  Reorganization and Recapitalization

          Until November 9, 2004, Holland America Investment Corporation (HAIC U.S.), a Delaware corporation, was a wholly-owned subsidiary of NV H.A.I.C. HAIC U.S. owned all of our outstanding stock. Effective November 9, 2004, HAIC U.S. became a wholly-owned subsidiary of Urpasis and Urvanos. On November 10, 2004, we changed our capitalization to 80,000 shares of Class A common stock, 13,750 shares of Class B common stock, and 1,000 shares of Class C common stock. On November 12, 2004, HAIC U.S. contributed substantially all of its assets to us in exchange for our new common stock. Subsequently, HAIC U.S. liquidated by distributing its assets, comprised principally of our new common stock, to Urpasis and Urvanos. On November 19, 2004, we changed our capitalization to 80,000,000 shares of Class A common stock, 13,750,000 shares of Class B common stock and 1,000 Shares of Class C common stock. The Class C common stock was no longer authorized after our initial public offering. On December 13, 2004, we changed our name from IHS Group Inc. to IHS Inc.

2.      Significant Accounting Policies

  Fiscal Year End

          Our fiscal years end on November 30 of each year. References herein to individual years mean the year ended November 30. For example, 2005 means the year ended November 30, 2005.

  Consolidation Policy

          The consolidated financial statements include the accounts of all wholly-owned and majority owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

  Revenue Recognition

          Revenue is recognized when all of the following criteria have been met: (a) persuasive evidence of an arrangement exists, (b) delivery has occurred or services have been rendered, (c) the price to the customer is fixed or determinable, and (d) collectibility is reasonably assured. Our revenue recognition policies are based on the guidance in Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition, and Statement of Position (SOP) 97-2, Software Revenue Recognition.

  Sales of critical information and decision-support tools

          The majority of our revenue is derived from the sale of subscriptions to our critical information, which is recognized ratably as delivered over the subscription period. Costs that are directly related to the subscription revenue and are primarily comprised of prepaid royalty fees, are generally deferred and amortized to cost of revenue over the subscription period.

          We do not defer the revenue for the limited number of sales of subscriptions in which we have no continuing responsibility to maintain and update the underlying database. We recognize this revenue upon the sale of these subscriptions and delivery of the information and tools. For a limited number of our offerings, we serve as the sales agent for third parties. We recognize revenue from these sales in accordance with Emerging Issues Task Force 99-19, Report Revenue Gross as a Principal versus Net as an Agent.

          Revenue is recognized upon delivery for non-subscription-based sales.

          In certain locations, we use dealers to distribute our critical information and decision-support tools. Revenue for products sold through dealers is recognized as follows:

  •
  For subscription-based services, revenue is recognized ratably as delivered to the end user over the subscription period.

  •
  For non-subscription-based products, revenue is recognized upon delivery to the dealer.

  Services

          We provide our customers with service offerings that are primarily sold on a stand-alone basis and on a significantly more limited basis as part of a multiple-element arrangement. Our service offerings are generally separately priced in a standard price book. For services that are not in a standard-price book, as the price varies based on the nature and complexity of the service offering, pricing is based on the estimated amount of time to be incurred at standard billing rates for the estimated underlying effort for executing the associated deliverable in the contract. Revenue related to services performed under time- and material-based contracts is recognized in the period performed at standard billing rates. Revenue associated with fixed-price contracts is recognized upon completion of each specified performance obligation under the terms of the contract. See discussion of "multiple-element arrangements" below. If the contract includes acceptance contingencies, revenue is recognized in the period in which we receive documentation of acceptance from the customer.

  Multiple-element arrangements

          Occasionally, we may execute contracts with customers which contain multiple offerings. In our business, multiple-element arrangements refer to contracts with separate fees for decision-support tools, maintenance, and/or related services. We have established separate units of accounting as each offering is primarily sold on a stand-alone basis. Generally, if sufficient vendor-specific objective evidence of the fair value of each element of the arrangement exists based on stand-alone sales of these products and services, then the elements of the contract are unbundled and are recognized as follows:

  •
  Subscription offerings and license fees are recognized ratably over the license period as long as there is an associated licensing period or a future obligation. Otherwise, revenue is recognized upon delivery.

  •
  For non-subscription offerings of a multiple-element arrangement, the revenue is generally recognized for each element in the period in which delivery of the product to the customer occurs, completion of services occurs or, for post-contract support, ratably over the term of the maintenance period.

  •
  In some instances, customer acceptance is required for consulting services rendered. For those transactions, the service revenue component of the arrangement is recognized in the period that customer acceptance is obtained.

          In infrequent instances where a multiple-element arrangement includes offerings for which vendor-specific objective evidence is not available, we consider the substance of the whole arrangement to be a subscription and thus revenue is recognized ratably over the service period.

  Cash and Cash Equivalents

          We consider all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are carried at cost, which approximates fair value.

  Deferred Subscription Charges

          Deferred subscription charges represent royalties and commissions associated with customer subscriptions. These charges are deferred and amortized to expense over the period of the subscriptions. Generally, subscription periods are 12 months in duration.

  Property and Equipment

          Land, buildings and improvements, machinery and equipment are stated at cost. Depreciation is recorded using the straight-line method over the estimated useful lives of the assets as follows:

Buildings and improvements	7 to 30 years
Machinery and equipment	3 to 10 years

          Leasehold improvements are depreciated over their estimated useful life, or the life of the lease, whichever is shorter. Maintenance, repairs and renewals of a minor nature are expensed as incurred. Betterments and major renewals which extend the useful lives of buildings, improvements, and equipment are capitalized.

  Preferred Stock Investment in Related Parties

          Investment in related parties consisted solely of preferred stock of companies in which TBG Holding N.V. (TBG), our indirect controlling stockholder, holds common stock and is stated at cost, net of impairments. During 2004, we liquidated our preferred stock investments in related parties in conjunction with the disposition of the equity investments by TBG (see Note 3).

  Identifiable Intangible Assets and Goodwill

          We account for our business acquisitions using the purchase method of accounting. We allocate the total cost of an acquisition to the underlying net assets based on their respective estimated fair values. As part of this allocation process, we must identify and attribute values and estimated lives to the intangible assets acquired.

          Identifiable intangible assets with finite lives are amortized on a straight-line basis over their respective lives.

          We review the carrying values of identifiable intangible assets with indefinite lives and goodwill at least annually to assess impairment because these assets are not amortized. Additionally, we review the carrying value of any intangible asset or goodwill whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. We assess impairment by comparing the fair value of an identifiable intangible asset or goodwill with its carrying value. Impairments are expensed when incurred.

  Minority Interest

          We recognize the minority interests' share of net income in an amount equal to the minority interests' allocable portion of the common equity of certain consolidated subsidiaries. These subsidiaries are located in Germany and Switzerland and are included in our Engineering segment.

  Income Taxes

          Deferred income taxes are provided using tax rates enacted for periods of expected reversal on all temporary differences. Temporary differences relate to differences between the book and tax basis of assets and liabilities, principally goodwill, property and equipment, deferred subscription revenue, and pension assets and accruals. Pursuant to the provisions of Statements of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes, we regularly review the adequacy of our deferred tax asset valuation allowance. We recognize these benefits only when the underlying assessments indicate that it is more likely than not that the benefits will be realized.

          Judgment is required in determining the worldwide provision for income taxes. Additionally, the income tax provision is based on calculations and assumptions that are subject to examination by many different tax authorities and to changes in tax law and rates in many jurisdictions. We adjust our income tax provision in the period in which it becomes probable that actual results will differ from our estimates.

  Earnings per Share

          Earnings per common share (EPS) are computed in accordance with SFAS No. 128, Earnings Per Share. Basic EPS is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common shares.

          Our authorized capital stock consists of 80,000,000 shares of Class A common stock and 13,750,000 shares of Class B common stock. These classes have equal dividend rights and liquidation rights. However, the holders of our Class A common stock are entitled to one vote per share and holders of our Class B common stock are entitled to ten votes per share on all matters to be voted upon by the stockholders. Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock and will automatically convert, without any action by the holder, upon the earlier of the occurrence of specified events or November 16, 2009.

          We use the two-class method for computing basic and diluted EPS amounts. We calculated undistributed earnings as follows:

	Years Ended November 30,
	2003	2004	2005
	(In thousands)
Net income	$42,563	$61,314	$41,797
Less: dividends	—	—	—

Undistributed earnings	$42,563	$61,314	$41,797

          Weighted average common shares outstanding are calculated as follows:

	Years Ended November 30,
	2003		2004		2005
	Class A	Class B	Class A	Class B	Class A	Class B
	(In thousands)
Weighted average common shares outstanding:
Shares used in basic per-share calculation	41,250	13,750	41,250	13,750	41,345	13,750
Effect of dilutive securities:
Deferred stock units	—	—	—	—	672	—
Restricted shares	—	—	—	—	128	—
Assumed conversion of Class B shares	13,750	—	13,750	—	13,750	—

Shares used in diluted per-share calculation	55,000	13,750	55,000	13,750	55,895	13,750

          Undistributed earnings and calculated basic and diluted EPS amounts are calculated as follows:

	Years Ended November 30,
	2003		2004		2005
	Class A	Class B	Class A	Class B	Class A	Class B
	(In thousands)
Basic
Weighted average shares outstanding	41,250	13,750	41,250	13,750	41,345	13,750
Divided by: Total weighted average shares outstanding (Class A and Class B)	55,000	55,000	55,000	55,000	55,095	55,095
Multiplied by: Undistributed earnings	$42,563	$42,563	$61,314	$61,314	$41,797	$41,797

Subtotal	$31,922	$10,641	$45,986	$15,328	$31,366	$10,431
Divided by: Weighted average shares outstanding	41,250	13,750	41,250	13,750	41,345	13,750

Earnings per share	$0.77	$0.77	$1.11	$1.11	$0.76	$0.76

Diluted
Weighted average shares outstanding	55,000	13,750	55,000	13,750	55,895	13,750
Divided by: Total weighted average shares outstanding (Class A and Class B)	55,000	55,000	55,000	55,000	55,895	55,895
Multiplied by: Undistributed earnings	$42,563	$42,563	$61,314	$61,314	$41,797	$41,797

Subtotal	$42,563	$10,641	$61,314	$15,328	$41,797	$10,281
Divided by: Weighted average shares outstanding	55,000	13,750	55,000	13,750	55,895	13,750

Earnings per share	$0.77	$0.77	$1.11	$1.11	$0.75	$0.75

  Foreign Currency

          The functional currency of each of our foreign subsidiaries is such subsidiary's local currency. Monetary assets and liabilities are translated at year-end exchange rates. Income and expense items are translated at weighted average rates of exchange prevailing during the year. Any translation adjustments are included in the foreign currency translation adjustment account in stockholders' equity. Transactions executed in different currencies resulting in exchange adjustments are translated at spot rates and resulting foreign exchange transaction gains and losses are included in the results of operations.

  Research and Development

          Costs of research and development, which are included in cost of revenue, are expensed as incurred and amounted to approximately $7.0 million, $13.1 million and $8.2 million for 2003, 2004 and 2005, respectively.

  Software Development Costs

          We account for software research and development costs in accordance with SFAS No. 86, Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed. Our

development process includes the requirement that we make a determination regarding technological feasibility. Upon such determination, management evaluates the nature and timing of costs to be capitalized. We capitalize these costs through the period until the product is generally available for sale. The capitalized amounts, net of accumulated amortization, are included in intangible assets in our consolidated balance sheet. The capitalized amounts are amortized over the expected period of benefit, not to exceed five years, and such amortization expense is included within cost of revenue in our consolidated statement of operations. The costs capitalized were $0, $0.6 million, and $0.3 million, in 2003, 2004 and 2005, respectively. Amortization expense was $0.3 million, $0.3 million, and $0.3 million in 2003, 2004 and 2005.

  Impairment of Long-Lived Assets

          In 2003, we adopted SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144). SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, and the accounting and reporting provisions of Accounting Principles Board (APB) Opinion No. 30, Reporting the Results of Operation, for the disposal of a segment of a business. Upon adoption, we evaluated the recoverability of our property and equipment and other long-lived assets in accordance with the new standard.

          We periodically review the carrying amounts of long-lived assets to determine whether current events or circumstances warrant adjustment to such carrying amounts. Any impairment is measured by the amount that the carrying value of such assets exceeds their fair value, primarily based on estimated discounted cash flows. Considerable management judgment is necessary to estimate the fair value of assets. Assets to be disposed of are carried at the lower of their financial statement carrying amount or fair value, less cost to sell.

  Stock Option Accounting

          As discussed in Note 18, IHS Group Inc., our wholly-owned subsidiary, settled all of its options outstanding at November 30, 2004. IHS Group Inc. has elected to follow APB Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), and related interpretations in accounting for its employee stock options. Under APB 25, because the exercise prices of IHS Group Inc.'s employee stock options have been equal to or greater than the estimated fair market value of the underlying stock on the date of the grant, no compensation expense for stock options has been recognized. SFAS No. 123, Accounting and Disclosure of Stock-Based Compensation (SFAS 123), establishes an alternative method of expense recognition for stock-based compensation awards to employees based on fair values. SFAS 123 was subsequently revised by SFAS 123(R), Share-Based Payment. See "New Accounting Pronouncement" below for further discussion concerning SFAS 123(R).

          Pro forma information regarding net income and earnings per share is required by SFAS 123, and has been determined as if IHS Group Inc. had accounted for its employee stock options under the fair value method. The fair value of each option grant was estimated on the date of grant with the following weighted-average assumptions: risk-free interest rate of 2.8% and 3.0% in 2003 and 2004, respectively, expected life of five years, and expected dividends of 0%.

          Option valuation models require the input of highly subjective assumptions including expected stock price characteristics significantly different from those of traded options. Because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

          The weighted-average fair value of options granted during 2003 at fair market value was $1.08 per option and for those granted in excess of fair market value was $0.64 per option. The weighted-average fair value of options granted during 2004 at fair market value was $1.27 per option. The options granted in excess of fair market value during 2004 had no value. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. Our pro forma net income if IHS Group Inc. had used the fair value accounting provisions of SFAS 123 are shown below, for the years ended November 30:

	2003	2004	2005
	(In thousands except for per-share amounts)
Net income (loss) as reported	$42,563	$61,314	$41,797
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects for cash settlement of awards under APB 25	—	6,237	3,608
Deduct: Total stock-based employee compensation expense determined under fair-value-based method for all awards, net of related tax effects	(1,084)	(1,009)	(3,608)
Deduct: Total stock-based employee compensation expense determined under fair-value-based method on cash settlement, net of related tax effects	—	(1,471)	—

Pro forma	$41,479	$65,071	$41,797

Earnings per share (Class A common stock and Class B common stock):
Basic, as reported	$0.77	$1.11	$0.76
Basic, pro forma	$0.75	$1.18	$0.76
Diluted, as reported	$0.77	$1.11	$0.75
Diluted, pro forma	$0.75	$1.18	$0.75

          As a result of the ultimate $9.4 million cash settlement of all outstanding options, both vested and unvested, during the year ended November 30, 2004, we accelerated the vesting on unvested options which resulted in $1.5 million of compensation cost under SFAS 123. The cash settlement of vested and unvested options did not result in additional compensation as the cash paid for the options did not exceed the fair market value on the settlement date.

  Derivatives

          We follow the provisions of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133). SFAS 133 requires every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in our condensed consolidated balance sheet as either an asset or liability measured at its fair value, with changes in the fair value of qualifying hedges recorded in other comprehensive income. SFAS 133 requires that changes in a derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Accounting for qualifying hedges allows a derivative's gains and losses to offset the related results of the hedged item and requires us to formally document, designate and assess the effectiveness of transactions that receive hedge accounting treatment. Based on the criteria established by SFAS 133, all of our qualifying hedges, consisting of foreign-currency forward contracts, are deemed effective. While we expect that our derivative instruments will continue to meet the conditions for hedge accounting, if the hedges did not qualify as effective or if we did not believe that forecasted transactions would occur, the changes in the fair value of the derivatives used as hedges would be reflected in earnings. We do not believe we are exposed to more than a nominal amount of credit risk in our hedging activities, as our counter party is an established, well-capitalized financial institution.

          Our Swiss subsidiary's local currency is its functional currency. The functional currency is used to pay labor and other operating costs, and it also has certain other operating costs which are denominated in British Pound Sterling. However, this subsidiary bills and collects principally in U.S. dollars. Beginning January 2005, to hedge our Swiss subsidiary's foreign-currency risk, we have effectively converted a portion of our Swiss subsidiary's revenue and operating expenses which are denominated in foreign currencies into the local currency using forward contracts. Our Swiss subsidiary's revenue transactions are subscription based and, consequently, they are deferred initially and recognized ratably into earnings over the course of the subscription period, generally twelve months. Accordingly, our related hedges are accounted for in the same fashion. As a result, we expect substantially all of the $3.0 million unrealized loss on foreign currency hedges in accumulated other comprehensive income at November 30, 2005 will be reclassified into earnings over the next year.

          As of November 30, 2005, the total notional amount of those contracts is summarized as follows (in thousands):

Local Currency	Local Currency Amount	USD/GBP	Date Contracts Are Through
Swiss Franc	20,257	$18,158	December 2005
Swiss Franc	2,064	£959	December 2005

          During the year ended November 30, 2005, we recorded losses of $0.6 million in revenue and gains of $0.6 million in cost of revenue in the accompanying consolidated statements of operations for settled forward-exchange contracts. As of November 30, 2005, we had derivative current liabilities of $2.7 million and current assets of $0.1 million associated with foreign-exchange contracts, consisting of the fair market value of forward-exchange contracts.

          Additionally, for our Swiss subsidiary, we effectively convert a portion of its U.S.-dollar-denominated accounts receivable to its local currency. As of November 30, 2005, the notional amount of this contract was $7.2 million. During the year ended November 30, 2005, we recorded losses of approximately $1.4 million in other (income) expense, net for settled foreign-exchange contracts. Our accounts receivable hedges do not qualify for hedge accounting.

  Use of Estimates

          The preparation of financial statements in accordance with generally accepted accounting principles requires the use of significant management estimates. Actual results could differ from those estimates.

  Concentration of Credit Risk

          We are exposed to credit risk associated with cash equivalents, investments, foreign currency derivatives, and trade receivables. We don't believe that our cash equivalents, investments, or foreign currency derivatives present significant credit risks, because the counterparties to the instruments consist of major financial institutions, and we manage the notional amount of contracts entered into with any counterparty. Substantially all trade receivable balances are unsecured. The concentration of credit risk with respect to trade receivables is limited by the large number of customers in our customer base and their dispersion across various industries and geographic areas. We perform ongoing credit evaluations of our customers and maintain an allowance for potential credit losses.

  Fair Value of Financial Instruments

          The carrying value of our financial instruments, including cash, accounts receivable, accounts payable and long-term debt, approximates their fair value.

  New Accounting Pronouncement

          On December 16, 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment, which is a revision of SFAS No. 123. SFAS 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends SFAS No. 95, Statement of Cash Flows. Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

          SFAS 123(R) permits public companies to adopt its requirements using one of two methods:

  1.
  A "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date.

  2.
  A "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS 123 for purposes of pro forma disclosures for either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

          We will use the modified prospective method when we adopt SFAS 123(R) effective December 1, 2005. As permitted by SFAS 123, we currently account for share-based payments to employees using APB Opinion 25's intrinsic value method and, as such, generally recognize no compensation cost for employee stock options. Subsequent to November 30, 2004, we cancelled all of our outstanding options. Consequently, the adoption of SFAS 123(R) will only impact our results of operations if we grant share-based payments in the future. Had we adopted SFAS 123(R) in prior periods, the impact of that standard would have approximated the impact under SFAS 123 as described in the disclosure of pro forma net income appearing above.

3.      Acquisitions and Divestitures

          All acquisitions are accounted for using the purchase method of accounting. The consolidated financial statements include all the assets and liabilities acquired and the results of operations from the respective dates of acquisition. Pro forma results of the acquired businesses have not been presented as they did not have a material impact on our results of operations. Notable 2004 transactions are discussed below.

  Acquisitions

          On December 9, 2003, we acquired the assets of International Petrodata Limited (IPL) for a total purchase price of approximately $16 million in cash. IPL, based in Calgary, Canada, provides critical information to the oil and gas exploration and production markets in Canada.

          On September 1, 2004, we acquired the outstanding capital stock of Cambridge Energy Research Associates (CERA) for a total purchase price of approximately $31 million, net of cash acquired of $1.5 million. CERA provides syndicated research and strategic advisory services to energy companies.

          On September 16, 2004, we acquired the assets of Intermat, Inc., for a total purchase price of approximately $5 million in cash. Intermat is a provider of decision-support tools for parts management, parts cleansing and predictive obsolescence projects.

          On September 20, 2004, we acquired the outstanding capital stock of USA Information Systems, Inc. (USA). The total purchase price was approximately $20 million, net of $0.5 million of acquired cash. USA provides decision-support tools and critical information to governments and government contractors.

          The purchase prices for these acquisitions were allocated as follows:

	IPL	CERA	Intermat	USA	Total
	(In thousands)
Assets:
Current assets	$1,242	$7,731	$729	$2,028	$11,730
Property and equipment	215	2,512	212	65	3,004
Intangible assets	4,518	14,770	3,607	2,788	25,683
Goodwill	11,863	26,137	1,421	18,656	58,077
Deferred tax assets	665	2,213	—	—	2,878

Total assets	18,503	53,363	5,969	23,537	101,372

Liabilities:
Current liabilities	2,418	16,452	669	4,125	23,664
Long-term liabilities	—	7,831	—	—	7,831

Total liabilities	2,418	24,283	669	4,125	31,495

Purchase price	$16,085	$29,080	$5,300	$19,412	$69,877

          We made three acquisitions during 2005 for an aggregate purchase price of approximately $3.5 million.

  Subsequent Event

          On December 1, 2005, we acquired a content-and-data-services business for approximately $33 million that serves all of the industries targeted by our Engineering segment. The purchase price was paid from existing cash on hand.

  Divestitures of Investments in Affiliates

          During 2004, we divested our preferred stock investments in two related parties in which TBG held common stock. On September 17, 2004, we sold our preferred stock in one related party (TriPoint Global Communications, Inc.) for $94.2 million and we recorded a $26.6 million gain on the sale. On October 18, 2004, we distributed to TBG, in the form of a $4.3 million dividend, the preferred stock we owned in the second related party (Extruded Metals, Inc.).

4.      Restructuring and Offering Charges

          A summary of the restructuring and offering charges follows (in thousands):

	Year Ended November 30,
	2003	2004	2005
Restructuring charge	$—	$—	$8,244
Offering costs	—	—	5,459

Total	$—	$—	$13,703

  Restructuring

          During the third quarter of 2005, we executed a restructuring initiative affecting our Engineering segment and certain unallocated corporate costs. This initiative was undertaken to reduce costs, further the integration of operations from previous acquisitions, streamline our data delivery processes, and realign the marketing function to support core product initiatives. During the course of the restructuring, we reduced our aggregate workforce by over 100 employees and closed certain offices.

          The restructuring charge was incurred in its entirety during the third quarter of 2005. Approximately $4.4 million and $3.8 million of the restructuring charge related to our Engineering segment and certain unallocated corporate costs, respectively. Our Energy segment did not have a restructuring charge. The restructuring charge was comprised of the following (in thousands):

Employee severance and other termination benefits	$5,947
Accelerated vesting of restricted stock	2,130
Contract-termination costs	167

Total	$8,244

          A reconciliation of the related accrued restructuring liability—which, exclusive of the charge related to the restricted shares, is expected to be paid primarily during fiscal 2005—as of November 30, 2005 was as follows:

	Employee Severance and Other Termination Benefits	Accelerated Vesting of Restricted Shares	Contract Termination Costs	Total
	(In thousands)
Beginning balance	$—	$—	$—	$—
Add: Restructuring costs incurred	5,947	2,130	167	8,244
Add: Amount reclassified(a)	(387)	—	—	(387)
Less: Amount paid during the year ended November 30, 2005	(5,161)	(2,130)	(167)	(7,458)

Ending balance	$399	$—	$—	$399

(a)
A portion of the restructuring liability related to additional retirement benefits to be funded out of our Supplemental Income Plan (SIP). Accordingly, we have reclassified this liability to the accrued SIP liability included in current liabilities.

          Offering charges were comprised of $5.5 million of costs associated with our November 2005 initial public offering. See Note 1.

5.      Discontinued Operations

          During the third quarter of 2005, a business in our Energy segment was classified as being held for sale. We continually evaluate opportunities to align our business activities within core operations. The business held for sale is a manufacturing operation, which is not a part of our core operations. We are actively seeking a buyer for this business, and we believe it is probable that it will be sold by the third quarter of 2006. For all of the periods presented, the related results of operations are shown as a discontinued operation, net of tax, in our consolidated statements of operations and cash flows.

          The carrying amounts of the major classes of related assets and liabilities were as follows:

	November 30,
	2004	2005
	(In thousands)
Assets
Accounts receivable, net	$254	$85
Inventories	784	774
Property and equipment, net	135	104
Intangible assets	800	665
Deferred tax asset	267	304
Liabilities
Accounts payable	$843	$141
Accrued expenses	343	209

          Operating results of the discontinued operations for the years ended November 30, 2003, 2004 and 2005 were as follows:

	Years Ended November 30,
	2003	2004	2005
	(In thousands)
Revenue	$—	$582	$342

Loss from discontinued operations	$(312)	$(3,218)	$(3,490)
Tax benefit	117	1,249	1,240

Loss from discontinued operations, net	$(195)	$(1,969)	$(2,250)

6.      Dissolution of Joint Venture

          On January 1, 2004, we dissolved our joint venture with the British Standards Institution (BSI) in favor of a distribution agreement relating to certain products, which incorporate BSI standards and were previously sold through and owned by the joint venture. We recorded a $4.4 million gain in connection with the dissolution of the joint venture, and have included this gain in gain on sales of assets, net, in our consolidated statement of operations. The gain resulted from the fact that the cash distribution that we received in connection with the dissolution exceeded the balance of our investment in the joint venture. A $4.5 million deferred revenue balance was also recorded in 2004 at the time of the dissolution. This amount represented the estimated fair value of the fulfillment obligation that we assumed relative to the subscription products whose ownership reverted back to us at the time of the dissolution.

7.      Impairment of Assets

          A $0.6 million impairment charge was recorded in 2003 relating to decision-support tools within our Energy segment. This impairment charge was based on a fair value analysis of the future cash flows of the related product.

          A $2.0 million impairment charge was recorded in 2004 relating to decision-support tools within our Energy segment. This impairment charge occurred as a result of a decision by management to discontinue development efforts on the product.

          No impairment charges were recorded in 2005.

8.      Marketable Securities

          At November 30, 2004, we did not have any investments. At November 30, 2005, we owned only short-term investments which were classified as available-for-sale securities and reported at fair value as follows:

	Gross Amortized Cost	Unrealized Holding Loss	Estimated Fair Value
	(In thousands)
Municipal securities	$27,239	$(46)	$27,193
Other	30	—	30

Total	$27,269	$(46)	$27,223

          We use the specific-identification method to account for gains and losses on securities. Realized gains on sales of marketable securities included within in other income (expense) were immaterial for the year ended November 30, 2005.

          We review all marketable securities to determine if any decline in value is other than temporary. We have concluded that the decline in value as of November 30, 2005 is temporary.

9.      Accounts Receivable

          Our accounts receivable balance consists of the following as of November 30:

	2004	2005
	(In thousands)
Accounts receivable	$123,077	$141,797
Less—accounts receivable allowance	(5,204)	(4,847)

Accounts receivable, net	$117,873	$136,950

          The activity in our accounts receivable allowance consists of the following as of November 30:

	2003	2004	2005
	(In thousands)
Balance at beginning of year	$4,820	$4,154	$5,204
Provision for bad debts	470	409	1,149
Recoveries and other additions	389	1,654	9
Write-offs and other deductions	(1,525)	(1,013)	(1,515)

Balance at end of year	$4,154	$5,204	$4,847

10.    Property and Equipment

          Property and equipment consists of the following at November 30:

	2004	2005
	(In thousands)
Land, buildings and improvements	$49,228	$48,934
Machinery and equipment	56,700	51,050

	105,928	99,984
Less: accumulated depreciation	(56,337)	(53,404)

	$49,591	$46,580

          Depreciation expense was approximately $8.6 million, $8.0 million, and $7.2 million in 2003, 2004, and 2005, respectively.

11.    Goodwill and Intangible Assets

          The following table presents details of our intangible assets, other than goodwill, as of November 30, 2005:

	Useful Life	Gross	Accumulated Amortization	Net
	(Years)	(In thousands)
Intangible assets subject to amortization:
Information databases	5-15	$11,855	$(2,433)	$9,422
Customer relationships	2-5	7,574	(2,097)	5,477
Non-compete agreements	5	3,492	(936)	2,556
Developed computer software	5	2,654	(1,577)	1,077
Other	3-5	1,535	(607)	928

Total		27,110	(7,650)	19,460
Intangible assets not subject to amortization:
Trademarks		7,996	—	7,996

Total intangible assets		$35,106	$(7,650)	$27,456

          The following table presents details of our intangible assets, other than goodwill, as of November 30, 2004:

	Useful Life	Gross	Accumulated Amortization	Net
	(Years)	(In thousands)
Intangible assets subject to amortization:
Information databases	5-15	$7,530	$(1,067)	$6,463
Customer relationships	2-5	7,052	(392)	6,660
Non-compete agreements	5	3,757	(177)	3,580
Developed computer software	5	2,364	(1,234)	1,130
Other	3-5	1,232	(216)	1,016

Total		21,935	(3,086)	18,849
Intangible assets not subject to amortization:
Trademarks		7,972	—	7,972

Total intangible assets		$29,907	$(3,086)	$26,821

          The estimated future amortization expense of intangible assets is as follows:

Year	Amount
(In thousands)
2006	$4,600
2007	4,590
2008	4,036
2009	2,711
2010	1,055

          Amortization expense of intangible assets was $0.4 million, $1.7 million and $4.2 million for the years ended November 30, 2003, 2004 and November 30, 2005, respectively.

          Changes in our goodwill from November 30, 2004 to November 30, 2005 were the result of the 2005 acquisitions (see Note 3) and foreign-currency exchange rate fluctuations.

12.    Debt

          On January 7, 2005, we entered into a $125 million unsecured revolving credit agreement that has a feature allowing us to expand the facility to a maximum of $250 million. Origination fees and debt costs approximated $0.5 million, which are being amortized over the life of the credit agreement. The credit agreement expires in January 2010.

          The credit agreement includes various operating and financial covenants. For example, our covenants limit the capitalized lease obligations and borrowings for leasing or purchasing fixed assets that we can have outstanding at a given time to $10 million; limit the unsecured indebtedness we may have outstanding at a given time (other than the indebtedness outstanding under the credit agreement) to $20 million; and prohibit us from acquiring new businesses if the amount available under the credit agreement plus cash and cash equivalents would be less than $15 million after the acquisition. We must also maintain a fixed coverage charge ratio (which is generally defined as the ratio of consolidated EBITDA plus rent expenses to consolidated fixed charges) that exceeds 1.10 to 1.00 and our leverage ratio (which is generally defined as the ratio of all indebtedness to consolidated EBITDA) may not exceed 2.00 to 1.00.

          As of November 30, 2005, we were in compliance with all of the covenants in the credit agreement and had no borrowings outstanding under the agreement. Borrowing capacity under the credit agreement is limited by outstanding letters of credit, of which we had $1.9 million as of November 30, 2005, which we use to support insurance coverage, leases and certain customer contracts.

          Consistent with the terms of the credit agreement, interest is payable periodically and ranges from LIBOR plus 75 basis points to LIBOR plus 137.5 basis points. The facility fee is payable periodically and ranges from 15 basis points to 25 basis points.

13.    Guarantees and Indemnifications

          In the normal course of business, we are party to a variety of agreements under which we may be obligated to indemnify the other party for certain matters. These obligations typically arise in contracts where we customarily agree to hold the other party harmless against losses arising from a breach of representations or covenants for certain matters such as title to assets and intellectual property rights associated with the sale of products. We also have indemnification obligations to our officers and directors. The duration of these indemnifications varies, and in certain cases, is indefinite. In each of these circumstances, payment by us depends upon the other party making an adverse claim according to the procedures outlined in the particular agreement, which procedures generally allow us to challenge the other party's claims. In certain instances, we may have recourse against third parties for payments that we make.

          We are unable to reasonably estimate the maximum potential amount of future payments under these or similar agreements due to the unique facts and circumstances of each agreement and the fact that certain indemnifications provide for no limitation to the maximum potential future payments under the indemnification. We have not recorded any liability for these indemnifications in the accompanying consolidated balance sheets; however, we accrue losses for any known contingent liability, including those that may arise from indemnification provisions, when the obligation is both probable and reasonably estimable.

14.    Deferred Stock Units and Restricted Shares with Put Rights

          Deferred stock units and restricted shares granted in the Offer and under the 2004 Long-Term Incentive and Directors Stock Plans (see Note 17) contained a put right on the part of the holder and a call right on the part of the Company. At November 30, 2004, redemption of the deferred stock units and restricted shares by the holders was considered uncertain as it was contingent upon certain events not occurring. If a listing event (as defined in the plan), which included an initial public offering, or a change in control, had not occurred on or prior to October 1, 2007, the put right gave the holder the option to sell to the Company, and cause the Company to purchase at fair value, all of the shares of Class A common stock of the Company owned by the holder on October 1, 2007. Similarly, if a listing event or change in control had not occurred on or prior to October 1, 2007, the call right gave the Company the exclusive one-time option to purchase from each participant, and to cause each participant to sell, at fair value, all or a portion of the shares held by him or her as of such date. However, due to the Company's November 16, 2005 initial public offering, the put and call rights terminated resulting in the reclassification of the deferred stock units and restricted shares with put rights into equity.

15.    Taxes on Income

          The amounts of income from continuing operations before income taxes and minority interests by U.S. and foreign jurisdictions follow for the years ended November 30:

	2003	2004	2005
	(In thousands)
U.S.	$26,117	$32,073	$2,292
Foreign	40,740	48,129	62,277

	$66,857	$80,202	$64,569

          The provision for income tax expense (benefit) from continuing operations, for the years ended November 30 was as follows:

	2003	2004	2005
	(In thousands)
Current:
U.S.	$(834)	$3,720	$1,670
Foreign	16,861	14,046	13,565
State	880	95	475

Total current	16,907	17,861	15,710

Deferred:
U.S.	7,090	(2,074)	3,427
Foreign	(983)	522	876
State	1,039	335	363

Total deferred	7,146	(1,217)	4,666

Provision for income taxes	$24,053	$16,644	$20,376

          The provision for income taxes from continuing operations recorded within the consolidated statements of operations differs from the provision determined by applying the U.S. statutory tax rate to pretax earnings as a result of the following for the years ended November 30:

	2003	2004	2005
	(In thousands)
Statutory U.S. federal income tax	$23,400	$28,071	$22,599
State income tax, net of federal benefit	1,579	397	672
Foreign rate differential	(222)	(3,230)	(7,228)
U.S. tax on dividends from foreign affiliates, net of foreign tax credits (FTCs)	4,608	5,940	3,882
Valuation allowance	—	(6,712)	(574)
Worthless stock deduction	(3,373)	—	—
Benefit of dividends-received deduction	—	(6,518)	—
Increase in reserves	—	—	1,371
Other	(1,939)	(1,304)	(346)

Income tax expense	$24,053	$16,644	$20,376

Effective tax rate expressed as a percentage of pretax earnings	36.0%	20.8%	31.6%

          Undistributed earnings of our foreign subsidiaries were approximately $34 million at November 30, 2005. Those earnings are considered to be indefinitely reinvested; accordingly, no provision for U.S. federal and state income taxes has been provided thereon. Upon repatriation of those earnings, in the form of dividends or otherwise, we would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries. Determination of the amount of unrecognized deferred U.S. income tax liability is not practicable due to the complexities associated with its hypothetical calculation. Withholding taxes of approximately $2.9 million would be payable upon remittance of all previously unremitted earnings at November 30, 2005.

          The significant components of deferred tax assets and liabilities at November 30 were:

	2004	2005
	(In thousands)
Deferred tax assets:
Accruals and reserves	$10,185	$10,696
Deferred revenue	1,330	526
Depreciation	232	792
Tax credits	17,769	18,805
Deferred loss on stock investment	3,609	2,847
Unrealized foreign exchange and other unrealized losses	—	633
Net operating losses	3,511	3,170
Other	161	123

	36,797	37,592
Valuation allowance	(6,082)	(5,743)

Net deferred tax assets	30,715	31,849

Deferred tax liabilities:
Pension and post-retirement benefits	(20,250)	(22,116)
Intangibles	(9,825)	(13,426)

Total deferred tax liabilities	(30,075)	(35,542)

Net deferred tax asset (liability)	$640	$(3,693)

          As of November 30, 2005, we had net operating loss carryforwards totaling approximately $9.3 million, comprised of $2.7 million of U.S. loss carryforwards and $6.6 million of foreign loss carryforwards for tax purposes, which will be available to offset future taxable income. If not used, the U.S. tax carryforwards will expire between 2021 and 2024; the foreign tax loss carryforwards generally may be carried forward indefinitely. We believe the realization of substantially all of the entire deferred tax asset related to foreign net operating losses is not more likely than not to occur, and, accordingly, have placed a valuation allowance on this asset.

          As of November 30, 2005, we had foreign tax credit (FTC) carryforwards of approximately $12.4 million, research and development (R&D) credit carryforwards of approximately $3.4 million, and Alternative Minimum Tax (AMT) credit carryforwards of approximately $3.0 million, which will be available to offset future U.S. tax liabilities. If not used, the FTC carryforwards will expire between 2011 and 2015, and the R&D credit carryforwards will expire between 2006 and 2025. The AMT credit carryforwards may be carried forward indefinitely. We believe that it is more likely than not that we will realize our FTC and AMT tax credit assets. We believe that a portion of the R&D tax credits will expire unused. As a result, we have placed a valuation allowance of $0.5 million against this deferred tax asset.

          The valuation allowance for deferred tax assets decreased by $0.3 million in 2005. The decrease in this allowance was primarily due to the removal of most of the allowance on realization of capital loss carryforwards and the remaining allowance on FTC carryforwards. These decreases were offset by an increase in the R&D credit valuation allowance and an increase on the allowance of foreign subsidiary deferred tax assets.

          We have provided what we believe to be an appropriate amount of tax for items that involve interpretation of the tax law. However, events may occur in the future that will cause us to reevaluate our current reserves and may result in an adjustment to the reserve for taxes.

16.    Other Comprehensive Income (Loss)

	Foreign currency translation adjustments	Minimum pension liability adjustment	Unrealized losses on foreign- currency hedges	Unrealized losses on short-term investments	Accumulated other comprehensive income (loss)
	(In thousands)
Balances, November 30, 2002	$(26,438)	$(2,010)	$—	$—	$(28,448)
Foreign currency translation adjustments	14,850	—	—	—	14,850
Minimum pension liability adjustment	—	(1,733)	—	—	(1,733)
Foreign currency effect on pension	297	(297)	—	—	—
Tax benefit	—	520	—	—	520
Foreign currency effect on tax benefit	(89)	89	—	—	—

Balances, November 30, 2003	(11,380)	(3,431)	—	—	(14,811)
Foreign currency translation adjustments	13,268	—	—	—	13,268
Minimum pension liability adjustment	—	(3,062)	—	—	(3,062)
Foreign currency effect on pension	565	(565)	—	—	—
Tax benefit	—	918	—	—	918
Foreign currency effect on tax benefit	(170)	170	—	—	—

Balances, November 30, 2004	2,283	(5,970)	—	—	(3,687)
Foreign currency translation adjustments	(3,694)	—	—	—	(3,694)
Unrealized losses on foreign-currency hedges	—	—	(3,619)	—	(3,619)
Unrealized losses on short-terms investments	—	—	—	(46)	(46)
Minimum pension liability adjustment	—	(208)	—	—	(208)
Foreign currency effect on pension	(858)	858	—	—	—
Tax benefit	—	135	615	18	768
Foreign currency effect on tax benefit	258	(258)	—	—	—

Balances, November 30, 2005	$(2,011)	$(5,443)	$(3,004)	$(28)	$(10,486)

17.    2004 Long-Term Incentive and Directors Stock Plans and the Offer to Exchange Options and Shares

  Amended and Restated IHS Inc. 2004 Long-Term Incentive Plan

          The Amended and Restated IHS Inc. 2004 Long-Term Incentive Plan (LTIP) became effective as of November 30, 2004.

          The plan provides for the grant of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock, restricted stock units, performance units and performance shares, cash-based awards, other stock-based awards and covered employee annual incentive awards. See Note 14 for information concerning certain put and call provisions.

          We have authorized a maximum of 7,000,000 shares, minus the number of shares relating to any award granted and outstanding as of, or subsequent to, the effective date under any other of our equity compensation plans. Subject to the plan, the maximum number of shares that may be available for grant pursuant to incentive stock options is 4,000,000.

          As of November 30, 2004, no awards of any kind under the LTIP were outstanding.

          For the year ended November 30, 2005, equity-based activity under the LTIP was as follows:

	Restricted shares	Performance shares	Restricted share units	Performance share units	Deferred stock units
	(In thousands)
Balances, November 30, 2004	—	—	—	—	—
Exchanged for options as part of the Offer	1,286,667	—	—	—	1,301,801
Granted	1,393,705	354,510	36,000	11,900	—
Vested	(346,834)	—	—	—	—
Forfeited	(146,334)	—	—	—	(30,581)

Balances, November 30, 2005	2,187,204	354,510	36,000	11,900	1,271,220

          Additional information regarding equity-based grants under the LTIP for the year ended November 30, 2005 is as follows:

Grant Type	Grant Date	Number of Shares		Exercise Price	Fair Value		Intrinsic Value
Deferred stock units	December 2004	1,301,801	(a)	$—	$9.12	(b)		$9.12
Restricted shares	December 2004	1,970,334	(c)	$—	$9.12	(b)		$9.12
Restricted shares	January 2005	40,000		$—	$12.00	(d)		$12.00
Restricted shares	February 2005	15,000		$—	$12.00	(d)		$12.00
Restricted shares	February 2005	203,333	(e)	NA	$12.00	(e)	$	NA
Restricted shares	April 2005	4,000		$—	$12.00	(d)		$12.00
Restricted shares	June 2005	4,100		$—	$13.18	(f)		$13.18
Restricted shares	July 2005	7,000		$—	$13.18	(f)		$13.18
Restricted shares	November 2005	436,605		$—	$16.95	(g)		$16.95
Restricted stock units	November 2005	36,000		$—	$16.95	(g)		$16.95
Performance shares	November 2005	354,510		$—	$16.95	(g)		$16.95
Performance units	November 2005	11,900		$—	$16.95	(g)		$16.95

(a)
Includes non-executive employees. All of these shares pertained to the Offer (discussed below) and related expense was recorded in 2004.

(b)
Fair value was determined contemporaneously by an independent appraiser.

(c)
Includes directors (see below), new hires and converted shares. Of this amount, 1,286,667 pertained to the Offer (see below).

(d)
Fair value was determined based upon the February 2005 conversion of certain notes payable, related to non-compete agreements from a 2004 acquisition, to restricted shares.

(e)
Shares issued and fair value were determined based on the note conversion discussed in (d) above.

(f)
Fair value represents the midpoint of the proposed offering price range contained in our May 9, 2005 registration statement, less a liquidity discount.

(g)
Fair value represents the average of the published opening and closing price on the date of grant.

  IHS Inc. 2004 Directors Stock Plan

          Our 2004 Directors Stock Plan became effective as of December 1, 2004. This plan is a sub-plan under our 2004 Long-Term Incentive Plan. Awards under this plan are granted in accordance with the 2004 Long-Term Incentive Plan and will constitute "non-employee director awards" (as defined in that plan). Only non-employee directors are eligible to participate in the plan. As of November 30, 2004, no awards were outstanding.

          On each December 1, commencing on December 1, 2005, each non-employee director (except for Messrs. Klein and Staudt):

  •
  who was not a director on the preceding December 1 will receive a one-time award consisting of restricted stock units, whose underlying shares will have, on the date of grant, a fair market value (as defined in the plan) equal to $80,000; and

  •
  will receive both an award consisting of restricted stock units, whose underlying shares will have, on the date of grant, a fair market value equal to $50,000, and an annual cash retainer award equal to $40,000, which cash-based award may be converted into deferred stock units or deferred.

          On December 29, 2004, each non-employee director (except for Messrs. Klein and Staudt):

  •
  who was elected to our board on or before November 18, 2004 received 8,000 shares of restricted stock; and

  •
  who was elected to our board on or after November 22, 2004 but before November 30, 2004 received 5,000 shares of restricted stock; and

  •
  who was a non-employee director as of December 1, 2004 received 4,500 shares of restricted stock, in addition to any other shares of restricted stock he or she may have received under the plan.

  Offer to Exchange Options and Shares

          Offer.    On November 22, 2004, IHS Group Inc. offered to exchange all outstanding stock options to purchase shares of its Class A non-voting common stock that were granted to senior executives, directors and certain employees (other than senior executives) under IHS Group Inc.'s 1998 and 2002 non-qualified stock option plans and IHS Group Inc. shares previously acquired upon the exercise of such options (the "Offer"). See Note 18 for further information concerning IHS Group Inc.'s 1998 and 2002 non-qualified stock options plans. The senior executives, employees and directors who accepted the Offer received:

  •
  cash in the amount equal to the excess of the estimated fair value at the date of offer, or $9.42, over the per share exercise price option for every IHS Group Inc. share underlying his or her outstanding option, vested or unvested, with an exercise price lower than $9.42 per share; the $9.42 estimated fair value per share was determined by the Valuation Committee of the Board. The Committee utilized a discounted cash flow analysis prepared by the Company's Chief Financial Officer to establish the fair value per share, and validated the results of this analysis with an internally prepared comparable company analysis. The discounted cash flow analysis provided an estimated range of values from $9.13 - $9.77 per share, while the comparable company analysis supported a range of values from $9.25 to

    $9.80 per share. Based on the comparability of these value ranges, the Committee opted to set the price in the middle of the range, at $9.42 per share.

  •
  $9.42 in cash for every IHS Group Inc. share he or she previously acquired, upon the exercise of an option, and currently owns (which amount, to the extent applicable, was first applied to the repayment of the principal price of his or her loan in connection with his or her prior option exercise);

  •
  an additional $0.42 in cash for every IHS Group Inc. share he or she previously acquired and surrendered in order to satisfy his or her payroll tax withholding in connection with his or her prior exercise of an option; and

  •
  for senior executives, one restricted share of our Class A common stock for every three IHS Group Inc. shares underlying his or her outstanding options (or previously acquired upon the exercise of an option), regardless of whether such options were vested or unvested and regardless of their exercise price. Employees other than senior executives received one deferred stock unit representing one share of our Class A common stock for every three IHS Group Inc. shares underlying his or her outstanding options (or previously acquired upon the exercise of an option), regardless of whether such options were vested or unvested and regardless of their exercise price.

          All senior executives, directors and certain other employees who received the Offer accepted it prior to the December 23, 2004 expiration of the Offer.

          Vesting of our shares.    Senior executives' restricted shares will vest in accordance with the following schedule:

  •
  one-third of the total number of restricted shares he or she received will vest on the 211th day following our initial public offering;

  •
  one-third of the total number of restricted shares he or she received will vest on November 16, 2006, the first anniversary of our initial public offering; and

  •
  the remaining number of restricted shares he or she received will vest November 16, 2007, the second anniversary of our initial public offering.

          Deferred stock units and shares.    Participants received their deferred stock units and, if applicable, cash, as soon as reasonably practicable after the expiration of the Offer. The shares underlying those deferred stock units were delivered to the participants on December 15, 2005.

          Former Chief Executive Officer's deferred stock units.    Pursuant to the amendment to his termination agreement, our former Chief Executive Officer tendered options to IHS Group Inc. previously issued for $1,040,000 in cash and 583,333 deferred stock units, each representing the right to receive one share of our Class A common stock. The shares underlying the deferred stock units will be delivered to our former Chief Executive Officer on June 1, 2006.

          Accounting treatment.    On November 22, 2004, the Offer was extended to senior executives, directors, and certain employees other than senior executives. Although the corresponding awards were not granted until December 23, 2004, management believed at November 30, 2004, that the likelihood that the Offer would be accepted by all who received it was probable and the related cost could be reasonably estimated. Consequently, we accrued $21.8 million as of November 30, 2004.

Of the $21.8 million charge, $4.4 million relates to cost of revenue and $17.4 million relates to selling, general and administrative expenses. The accrual of the Offer at November 30, 2004, includes (a) $9.9 million of cash to be paid to settle options under IHS Group Inc.'s 1998 and 2002 non-qualified stock option plans and IHS shares previously acquired upon the exercise of such options and (b) $11.9 million of the deferred stock units and shares. The cost associated with the restricted shares granted to senior executives will be recorded over the vesting period.

18.    IHS Group Inc. 1998 and 2002 Non-Qualified Stock Option Plans

          Through IHS Group Inc., a wholly-owned subsidiary of IHS Inc., we maintained a stock option plan (the "Plan") that provided for granting of non-qualified stock options to certain employees for the purchase of shares of common stock. As discussed in Note 17, on November 22, 2004, IHS Group Inc. offered to exchange all outstanding stock options under its 1998 and 2002 non-qualified stock option plans. All individuals who received the Offer accepted it.

          During 2004, IHS Group Inc. authorized an additional 1.2 million shares, bringing the total shares reserved for issuance pursuant to the Plan to 8.7 million. Options were granted with an exercise price not less than equal to the estimated fair market value of IHS Group Inc. shares at the date of grant. Options granted under the Plan generally vested 100% after the third anniversary of the grant date, and the maximum life of options granted was seven years. In December 2002, IHS Group Inc. adopted certain revisions to the Plan which provided, among other things, IHS Group Inc. with the right or obligation to acquire shares of common stock pursuant to the issuance of such stock options at the estimated fair market value at the date of acquisition.

          The following table summarizes IHS Group Inc.'s stock option activity for the three years ended November 30, 2005:

		Outstanding Options
	Shares Available for Grant	Number of Shares	Weighted- Average Exercise Price
Balance at November 30, 2002:
(740,000 exercisable)	3,779,750	2,970,250	$7.27
Options authorized	750,000	—
Options granted at fair market value	(2,688,000)	2,688,000	8.25
Options granted in excess of fair market value	(1,500,000)	1,500,000	9.05
Options forfeited	610,600	(610,600)	7.48

Balance at November 30, 2003:
(3,065,900 exercisable)	952,350	6,547,650	8.06
Options authorized	1,200,000	—
Options granted at fair market value	(1,877,500)	1,877,500	9.00
Options granted in excess of fair market value	(250,000)	250,000	12.00
Options exercised	—	(475,200)	5.38
Shares repurchased	67,000	—
Options forfeited	889,250	(889,250)	7.93

Balance at November 30, 2004:
(3,198,700 exercisable)	981,100	7,310,700	7.91
Options exchanged as part of the Offer (see Note 17)	(981,100)	(7,310,700)	7.91

Balance at November 30, 2005:
(none exercisable)	—	—	$—

          The March 2004 stock options of IHS Group Inc. were issued with an exercise price of $9.00 per share. This estimated price per share was determined by the Valuation Committee of the Board. The Committee utilized a discounted net cash flow analysis prepared by the Company's Chief Financial Officer to set this value. This analysis supported an estimated fair market value of IHS Group Inc. of $8.75 - $9.25 per share on a fully diluted basis. As a means of validating the discounted net cash flow analysis, the Committee reviewed an internally prepared comparable company valuation analysis, which provided the Committee with market confirmation that the values derived from the discounted net cash flow analysis were reasonable. This comparable company analysis yielded a range of values from $8.75 - $9.65 per share. In light of the comparability of the results of the above procedures, the Committee determined the fair value of the IHS Group Inc. shares to be in the range of $8.75 - $9.25 per share on a fully diluted basis, consistent with the discounted cash flow analysis referenced above. In order to select a specific per share amount, the Committee opted to set the Fair Market Value of the IHS Group Inc. common stock at the mid-point of the range, or $9.00 per share.

          Certain of IHS Group Inc.'s stock options were originally granted to our former Chief Executive Officer with a feature that guaranteed that the option would have a minimum value of $3.00 per option. This feature required IHS Group Inc. to record compensation expense at an amount equal to the difference between the fair value of IHS Group Inc.'s stock and the exercise price, subject to the $3.00 minimum value, over the three-year vesting period. IHS Group Inc. issued 1,000,000 options with this guarantee during 2001 and 250,000 options in 2002. IHS Group Inc. was required to issue an additional 250,000 options with this guarantee over each of the next two years. During 2002, these options were cancelled, in exchange for a deferred cash award equal to the minimum value, and a commitment to issue a similar number of new options during 2003 and 2004. IHS Group Inc. recorded in selling, general and administrative expenses approximately $1.8 million and $0.8 million of compensation expense associated with this deferred cash award for 2003 and 2004, respectively.

          We settled all of these options at $9.42 after November 30, 2004 (see Note 17).

          Options granted to employees were recorded in accordance with APB 25. Therefore, since the exercise price of the employee stock options equaled the fair value of the underlying stock on the date of grant, no compensation expense was recognized.

          Additional information regarding equity-based grants for the year ended November 30, 2004 follows:

Grant Type	Grant Date	Number of Options/Shares		Exercise Price	Fair Value		Intrinsic Value
Subsidiary options	March 2004	1,589,500	(a)	$9.00	$9.00	(b)	$—
Subsidiary options	March 2004	250,000		$12.00	$9.00	(b)	$—
Subsidiary options	September 2004	75,000		$9.42	$9.42	(b)	$—

(a)
Net of same-year forfeitures of 106,500 shares.

(b)
Fair value was determined contemporaneously by the Company's valuation committee, a subcommittee of the board of directors.

19.    Employee Retirement Benefits

          We sponsor a non-contributory, defined-benefit retirement plan for all of the U.S. salaried employees of our Engineering segment. We also have a defined-benefit pension plan that covers certain employees of a subsidiary of our Engineering segment based in the United Kingdom (U.K.). We account for our participation in these plans in accordance with SFAS No. 87, Employers' Accounting for Pensions. Benefits for both plans are generally based on years of service and average base compensation. Plan funding strategies are influenced by employee benefit laws and tax laws. Our U.K. plan includes provision for employee contributions and inflation-based benefit increases for retirees.

          On November 30, 2004, our U.S. plan was spun off. Previously, it was a part of a single-employer plan, which included operating companies that we did not own nor consolidate, sponsored by our consolidated subsidiary. As a consequence of the spin-off of our plans, and the transfer of the previously consolidated sponsor subsidiary to a related party owned by TBG, our net pension asset was reduced by the $25.4 million value of the prepaid pension asset attributable to the non-IHS Inc. plans and recorded as a charge to equity.

          The decrease in pension income from 2003 to 2004 was primarily due to the decline in the market value of plan investments that occurred from 2000 through 2002. Although pension investment returns were significant in 2003 and 2004, the impact of the three previous years' returns and a continued decline in interest rates reduced the funded positions of the plans to a level that resulted in the amortization of previously unrecognized actuarial losses. In addition, service cost for the U.K. plan in U.S. dollars increased due to the appreciation of the British Pound Sterling against the dollar. The decrease in pension income from 2004 to 2005 was primarily due to the spin-off discussed above. The underfunded position of our U.K. plan resulted in the recognition of an additional minimum liability in 2003, 2004 and 2005.

          Both U.S. and U.K. plan assets consist primarily of equity securities with smaller holdings of bonds and real estate. Equity assets are diversified between international and domestic investments, with additional diversification in the domestic category through allocations to large-cap, small-cap, and growth and value investments.

          The U.S. plan's established investment policy seeks to balance the need to maintain a viable and productive capital base and yet achieve investment results superior to the actuarial rate consistent with our funds' investment objectives. Beginning January 2005, the U.K. plan's established investment policy is to match the liabilities for active and deferred members with equity investments and match the liabilities for pensioner members with gilts and bonds. Such an investment policy lends itself to a new asset allocation of approximately 50% investment in equities and property and 50% investment in debt securities. Asset allocations are subject to ongoing analysis and possible modification as basic capital market conditions change over time (interest rates, inflation, etc.).

          The following compares target asset allocation percentages as of the beginning of 2005 with actual asset allocations at the end of the 2005:

	U.S. Plan Assets			U.K. Plan Assets
	Target Allocations	Actual Allocations		Target Allocations	Actual Allocations
Equities	30-85%	68%		0-50%	57%
Fixed Income	10-50	11		50	33
Real Estate	0-15	4		0-50	—
Other	0-40	17	(a)	—	10

(a)
Primarily comprised of cash.

          Investment return assumptions for both plans have been determined by obtaining independent estimates of expected long-term rates of return by asset class and applying the returns to assets on a weighted-average basis.

          We do not expect any required contributions to the U.S. plan during 2006. However, we expect to contribute approximately $0.8 million to the U.K. plan during 2006.

          The following table provides the expected benefit payments from our trustees for our pension plans:

	U.S. Plan	U.K. Plan	Total
	(In thousands)
2006	$10,553	$730	$11,283
2007	10,447	752	11,199
2008	10,377	775	11,152
2009	10,466	797	11,263
2010	10,527	822	11,349
2011-2015	58,231	4,492	62,723

          We recognized approximately $12.8 million, $10.5 million and $6.5 million of net periodic pension benefit income in 2003, 2004, and 2005, respectively. The net periodic pension benefit income was based upon actuarial estimates. Net periodic pension benefit income in 2003 and 2004 includes the results from the multi-employer plan from which IHS's retirement plan was spun off effective November 30, 2004. The following table provides the components of the net periodic pension benefit income, for the years ended November 30:

	2003			2004			2005
	U.S. Plan	U.K. Plan	Total	U.S. Plan	U.K. Plan	Total	U.S. Plan	U.K. Plan	Total
	(In thousands)
Service costs incurred	$3,601	$567	$4,168	$4,052	$700	$4,752	$2,768	$752	$3,520
Interest costs on projected benefit obligation	15,173	1,105	16,278	14,580	1,390	15,970	10,927	1,483	12,410
Expected return on plan assets	(31,603)	(1,217)	(32,820)	(29,537)	(1,503)	(31,040)	(21,329)	(1,316)	(22,645)
Amortization of prior service cost	165	—	165	192	—	192	87	—	87
Amortization of actuarial loss	—	135	135	—	440	440	—	727	727
Amortization of transitional obligation/(asset)	(773)	—	(773)	(772)	—	(772)	(568)	—	(568)

Net periodic pension benefit (income) expense	$(13,437)	$590	$(12,847)	$(11,485)	$1,027	$(10,458)	$(8,115)	$1,646	$(6,469)

          The changes in the projected benefit obligation and fair value of plan assets were as follows, for the years ended November 30:

	2004			2005
	U.S. Plan	U.K. Plan	Total	U.S. Plan	U.K. Plan	Total
	(In thousands)
Actuarial present value of accumulated benefit obligation	$172,753	$27,755	$200,508	$183,381	$28,092	$211,473

Change in projected benefit obligation
Net benefit obligation at beginning of year	$256,643	$20,657	$277,300	$187,916	$28,898	$216,814
Service costs incurred	4,052	700	4,752	2,768	752	3,520
Employee contributions	—	258	258	—	247	247
Interest costs on projected benefit obligation	14,580	1,390	15,970	10,927	1,483	12,410
Actuarial loss (gain)	(6,707)	4,229	(2,478)	6,491	1,470	7,961
Gross benefits paid	(15,345)	(719)	(16,064)	(12,366)	(709)	(13,075)
Plan amendment	308	—	308	252	—	252
Foreign currency exchange rate change	—	2,383	2,383	—	(3,061)	(3,061)
Effect of spin-off	(65,615)	—	(65,615)	—	—	—

Net benefit obligation at end of year	$187,916	$28,898	$216,814	$195,988	$29,080	$225,068

Change in plan assets
Fair value of plan assets at beginning of year	$294,992	$15,693	$310,685	$238,426	$20,224	$258,650
Actual return on plan assets	40,091	2,323	42,414	24,722	2,755	27,477
Employer contributions (distributions)	(1,727)	858	(869)	(842)	785	(57)
Employee contributions	—	258	258	—	247	247
Gross benefits paid	(15,345)	(719)	(16,064)	(12,366)	(709)	(13,075)
Foreign currency exchange rate change	—	1,811	1,811	—	(2,036)	(2,036)
Effect of spin-off	(79,585)	—	(79,585)	—	—	—

Fair value of plan assets at end of year	$238,426	$20,224	$258,650	$249,940	$21,266	$271,206

          The funded status is as follows for the years ended November 30:

	2004			2005
	U.S. Plan	U.K. Plan	Total	U.S. Plan	U.K. Plan	Total
	(In thousands)
Reconciliation of funded status
Over/(under)funded status	$50,510	$(8,674)	$41,836	$53,952	$(7,814)	$46,138
Unrecognized net transition asset	(2,499)	—	(2,499)	(1,931)	—	(1,931)
Unrecognized prior service costs	397	—	397	562	—	562
Unrecognized net loss	32,834	9,672	42,506	35,933	7,965	43,898

Prepaid asset recognized in balance sheets	$81,242	$998	$82,240	$88,516	$151	$88,667

          The amounts recognized in the balance sheet consist of the following as of November 30:

	2004			2005
	U.S. Plan	U.K. Plan	Total	U.S. Plan	U.K. Plan	Total
	(In thousands)
Prepaid asset	$81,242	$998	$82,240	$88,516	$151	$88,667
Accumulated other comprehensive loss	—	(8,529)	(8,529)	—	(6,975)	(6,975)

Net amount recognized at year end	$81,242	$(7,531)	$73,711	$88,516	$(6,824)	$81,692

          Pension expense is actuarially calculated annually based on data available at the beginning of each year. Assumptions used in the actuarial calculation include the discount rate selected and disclosed at the end of the previous year as well as other assumptions detailed in the table below, for the years ended November 30:

	U.S. Plan		U.K. Plan
	2004	2005	2004	2005
Weighted-average assumptions as of year end
Discount rate	6.0%	5.8%	5.3%	5.0%
Average salary increase rate	4.5	4.5	4.3	4.2
Expected long-term rate of return on assets	8.5	8.3	6.7	6.5

          Employees of certain subsidiaries of both the Energy and Engineering segments may participate in defined contribution plans. Benefit expense relating to these plans was approximately $2.2 million, $2.4 million, and $2.7 million for 2003, 2004 and 2005, respectively.

          We have a Supplemental Income Plan, which is a non-qualified pension plan, for certain company executives. Benefit expense recognized under this plan was approximately $0.2 million, $0.7 million, and $0.7 million for 2003, 2004 and 2005, respectively. Additionally, as of November 30, 2005, the related accrued liability was $3.5 million, the related unrecognized net loss was $1.7 million, and the related accumulated other comprehensive loss was $0.9 million. As of November 30, 2004, the related accrued liability was $2.6 million and the related unrecognized net loss was $1.0 million, and the related accumulated other comprehensive loss was immaterial.

20.    Post-retirement Benefits

          We sponsor a non-contributory, defined-benefit post-retirement plan, which provides certain health care benefits, for all U.S. salaried employees of our Engineering segment who also participate in the U.S. pension plan. We account for the plan pursuant to SFAS No. 106, Employers' Accounting for Post-retirement Benefits Other Than Pensions. Substantially all of our employees of our Engineering segment may become eligible for these benefits if they reach normal retirement age while working for us.

          We recognized approximately $4.3 million, $4.7 million and $2.4 million of net periodic post-retirement benefit expense in 2003, 2004, and 2005, respectively, based upon actuarial estimates. Net periodic post-retirement benefit expense for 2003 and 2004 includes the results from the multi-employer plan from which the IHS post-retirement plan was spun off effective November 30, 2004.

          On November 30, 2004, our U.S. pension plan and our post-retirement benefit plan were spun off. Previously, they were a part of a single-employer plan, which included operating companies that we did not own nor consolidate, sponsored by our consolidated subsidiary. As a consequence of the spin-off of our plans, our prepaid pension asset and our accrued post-retirement benefit liability were reduced for the prepaid pension asset and accrued post-retirement benefit liability attributable to the non-IHS Inc. plans and recorded as a $6.0 million net charge to equity. We expect that our net periodic pension and post-retirement benefit income will be reduced as a result of the spin-off in the future. The net amount of income has been declining over the last three years primarily due to the amortization of actuarial losses resulting from lower than expected asset returns from 2000 through 2002. We expect that the net amount of this income will continue to decline for the foreseeable future.

          The obligation under our plan was determined by the application of the terms of medical and life insurance plans together with relevant actuarial assumptions and health care cost trend rates ranging ratably from 9.75% in 2006 to 5.00% in 2012. We have not measured the impact of the prescription drug coverage under the Medicare Modernization Act because our plans are fully insured plans and the savings are dependent upon outside vendors. The discount rate used in determining the accumulated post-retirement benefit obligation was 6.0%, 6.0%, and 5.75% at November 30, 2003, 2004, and 2005, respectively.

          The following table provides the components of the net periodic post-retirement benefit expense for the years ended November 30:

	2003	2004	2005
	(In thousands)
Service costs incurred	$1,294	$1,481	$888
Interest costs	2,556	2,641	1,353
Amortization of net actuarial loss	439	545	137

Net periodic post-retirement benefit expense	$4,289	$4,667	$2,378

          The following table provides the components in the changes in the accumulated post-retirement benefit plan obligation for the years ended November 30:

	2004	2005
	(In thousands)
Post-retirement benefit obligation at beginning of year	$43,438	$24,852
Service costs	1,481	888
Interest costs	2,641	1,353
Actuarial loss	(100)	(106)
Benefits paid	(1,726)	(842)
Effect of spin-off	(20,882)	—

Post-retirement benefit obligation at end of year	$24,852	$26,145

          The following table provides the reconciliation of funded status for the years ended November 30:

	2004	2005
	(In thousands)
Under-funded status	$(24,852)	$(26,145)
Unrecognized net actuarial loss	6,112	5,867

Accrued post-retirement benefit liability at end of year	(18,740)	(20,278)

          In accordance with IRS Code Section 420, the cost of coverage provided to the retirees under the retiree medical plan may be paid through a transfer of excess assets of the IHS Retirement Income Plan. We elected to make such qualified transfers in 2004 and 2005. Employer contributions to the post-retirement benefit plan expected to be paid during the year ending November 30, 2006, are approximately $0.9 million.

          The following table provides the expected cash flows for our post-retirement benefit plan (in thousands):

2006	$859
2007	942
2008	1,042
2009	1,126
2010	1,234
2011-2015	7,956

          Assumed health-care cost trend rates have a significant effect on the amounts reported for the health-care plans. A one-percentage-point change in assumed health-care cost trend rates would have the following effects:

	One-percentage- point increase	One-percentage- point decrease
	(In thousands)
Effect on total of service and interest cost for the year ended November 30, 2005	$454	$(357)
Effect on post-retirement benefit obligation as of November 30, 2005	4,604	(3,698)

21.    Long-Term Leases, Commitments and Contingencies

          Rental charges in 2003, 2004 and 2005 approximated $10.8 million, $12.7 million, and $14.5 million, respectively. Minimum rental commitments under non-cancelable operating leases in effect at November 30, 2005 are as follows (in thousands):

2006	12,802
2007	10,421
2008	9,586
2009	6,473
2010	4,515
2011 and thereafter	2,416

Total	46,213

          We have certain unconditional purchase obligations for internet service, telecom services, software licenses and the similar items. None of the obligations as of November 30, 2005 extend more than three years.

          We had outstanding letters of credit in the aggregate amount of approximately $1.7 million and $1.9 million at November 30, 2004 and 2005, respectively.

          From time to time, we are involved in litigation, most of which is incidental to our business. In our opinion, no litigation to which we currently are a party is likely to have a material adverse effect on our results of operations or financial condition.

22.    Supplemental Cash Flow Information

          Net cash provided by operating activities reflects cash payments for interest and income taxes as shown below, for the years ended November 30:

	2003	2004	2005
	(In thousands)
Interest paid	$839	$127	$755

Income tax payments, net	$10,204	$16,651	$12,833

          In 2004, we distributed a preferred stock investment with a fair value of approximately $4.3 million to an affiliate.

          Cash and cash equivalents amounting to approximately $132.4 million reflected on the consolidated balance sheets at November 30, 2005, are maintained primarily in U.S. Dollars, Canadian Dollars, British Pound Sterling, and Swiss Francs, and are subject to fluctuation in the current exchange rate.

23.    Segment Information

          We have two reportable segments: Energy and Engineering. Our Energy segment develops and delivers critical oil and gas industry data on exploration, development, production, and transportation activities to major global energy producers and national and independent oil companies. Our Energy segment also provides operational, research, and strategic advisory services to these customers, as well as to utilities and transportation, petrochemical, coal, and power companies. Our Engineering segment provides solutions incorporating technical specifications and standards, regulations, parts data, design guides, and other information to customers in its targeted industries. Both segments primarily derive their revenue from subscriptions.

          Information as to the operations of our two segments is set forth below based on the nature of the offerings. Our Chairman and Chief Executive Officer and their direct reports represent our chief operating decision maker, and they evaluate segment performance based primarily on revenue and operating profit. The accounting policies of our segments are the same as those described in the summary of significant accounting policies (see Note 2).

          No single customer accounted for 10% or more of our total revenue for 2003, 2004, or 2005. There are no intersegment revenues for any period presented.

          As shown below, certain corporate transactions are not allocated to the reportable segments. Amounts not allocated include corporate-level restructuring and offering charges, stock-based compensation expense, net periodic pension and post-retirement benefits income, corporate-level impairments, gain on sales of corporate assets, and gain on sale of investment in affiliate.

	Energy	Engineering	Segment Totals	Amounts not Allocated	Consolidated Total
	(In thousands)
2003
Revenue	$156,151	$189,689	$345,840	$—	$345,840
Segment operating income	29,854	28,190	58,044	8,558	66,602
Depreciation and amortization	4,447	4,493	8,940	—	8,940
Assets	229,211	192,258	421,469	198,644	620,113
Goodwill	170,005	59,413	229,418	—	229,418
2004
Revenue	$185,792	$208,177	$393,969	$—	$393,969
Segment operating income	35,225	32,984	68,209	(15,298)	52,911
Depreciation and amortization	5,527	4,115	9,642	—	9,642
Assets	307,366	224,059	531,425	221,219	752,644
Goodwill	220,428	81,452	301,880	—	301,880
2005
Revenue	$242,312	$233,805	$476,117	$—	$476,117
Segment operating income	53,003	17,993	70,996	(9,144)	61,852
Depreciation and amortization	6,909	4,510	11,419	—	11,419
Assets	329,365	235,287	564,652	242,504	807,156
Goodwill	213,941	82,453	296,394	—	296,394

          The following is a schedule of revenue by major product and service:

	2003	2004	2005
	(In thousands)
Critical information	$273,310	$308,161	$339,815
Decision-support tools	38,292	44,206	56,015
Services	34,238	41,602	80,287

Total revenue	$345,840	$393,969	$476,117

          The following is a schedule of revenue and long-lived assets by geographic location:

	2003		2004		2005
	Revenue	Long-lived assets	Revenue	Long-lived assets	Revenue	Long-lived assets
	(In thousands)
United States	$180,307	$160,038	$196,090	$218,653	$245,187	$217,351
United Kingdom	68,541	21,314	56,404	33,763	78,660	34,524
Canada	32,798	53,010	41,747	73,176	47,812	73,612
Switzerland	30,757	38,050	61,647	42,134	64,840	36,040
Rest of world	33,437	9,941	38,081	10,566	39,618	8,903

Total	$345,840	$282,353	$393,969	$378,292	$476,117	$370,430

          Revenue by geographic area is generally based on the location of our subsidiary that receives credit for the sale (which may not correspond to either the billing address of the customer to which it was shipped or the foreign currency in which it was billed). Long-lived assets include property and equipment, net; intangible assets, net; and goodwill.

24.    Quarterly Results of Operations (Unaudited)

          The following summarizes certain quarterly results of operations:

	Three Months Ended
	February 28	May 31	August 31		November 30
	(In thousands)
2004
Revenue	$91,345	$90,042	$94,142		$118,440
Income from continuing operations	13,083	10,718	11,631		27,851
Net income	12,729	10,423	11,231		26,931
Earnings per share (Class A and Class B):
Basic	$0.23	$0.19	$0.20		$0.49
Diluted	$0.23	$0.19	$0.20		$0.49
2005
Revenue	$116,983	$115,145	$117,957		$126,032
Income from continuing operations	13,576	9,328	4,187	(a)	16,956
Net income	13,133	8,646	3,660	(a)	16,358
Earnings per share (Class A and Class B):
Basic	$0.24	$0.16	$0.07	(a)	$0.30
Diluted	$0.23	$0.15	$0.07	(a)	$0.29

(a)
Includes the impact of the third-quarter restructuring charge of $8.3 million and the write-off of previously capitalized initial public offering costs of $4.1 million.

IHS INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands except share data)

	As of August 31, 2006	As of November 30, 2005
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$161,631	$132,365
Short-term investments	6,516	27,223
Accounts receivable, net	97,486	136,950
Deferred subscription costs	29,239	27,918
Deferred income taxes	8,956	11,351
Other	7,859	10,638

Total current assets	311,687	346,445
Non-current assets:
Property and equipment, net	51,698	46,580
Intangible assets, net	60,751	27,456
Goodwill, net	355,120	296,394
Prepaid pension asset	93,659	88,516
Other	3,828	1,765

Total non-current assets	565,056	460,711

Total assets	$876,743	$807,156

Liabilities and stockholders' equity
Current liabilities:
Accounts payable	$20,610	$41,625
Accrued compensation	22,956	20,135
Accrued royalties	16,285	26,139
Other accrued expenses	33,908	34,975
Income tax payable	7,347	7,726
Deferred subscription revenue	177,503	149,552
Risk management liabilities	—	2,705

Total current liabilities	278,609	282,857
Long-term debt	573	262
Accrued pension liability	8,060	6,824
Accrued post-retirement benefits	18,895	20,278
Deferred income taxes	13,300	15,044
Other liabilities	6,568	4,402
Minority interests	385	309
Commitments and contingencies
Stockholders' equity:
Class A common stock, $0.01 par value per share, 80,000,000 shares authorized, 45,547,210 and 44,078,231 issued and outstanding at August 31, 2006 and November 30, 2005, respectively	455	441
Class B common stock, $0.01 par value per share, 13,750,000 shares authorized, issued and outstanding at August 31, 2006 and November 30, 2005	138	138
Additional paid in capital	163,143	168,196
Retained earnings	386,156	343,684
Accumulated other comprehensive income (loss)	461	(10,486)
Unearned compensation	—	(24,793)

Total stockholders' equity	550,353	477,180

Total liabilities and stockholders' equity	$876,743	$807,156

See accompanying notes.

IHS INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except per-share amounts)

	Nine Months Ended August 31,
	2006	2005
	(Unaudited)
Revenue:
Products	$334,265	$291,343
Services	68,379	58,742

Total revenue	402,644	350,085
Operating expenses:
Cost of revenue:
Products	141,395	132,274
Services	46,956	37,724

Total cost of revenue (includes stock-based compensation expense of $2,558 and $227 for the nine months ended August 31, 2006 and 2005, respectively)	188,351	169,998
Selling, general and administrative (includes stock-based compensation expense of $9,907 and $3,318 for the nine months ended August 31, 2006 and 2005, respectively)	143,924	126,079
Depreciation and amortization	10,930	8,539
Restructuring and offering charges	2	12,397
Loss (gain) on sales of assets, net	53	(1,331)
Net periodic pension and post-retirement benefits	(3,212)	(2,781)
Earnings in unconsolidated subsidiaries	(180)	(78)
Other expense (income), net	1,024	(481)

Total operating expenses	340,892	312,342

Operating income	61,752	37,743
Interest income	4,161	2,553
Interest expense	(272)	(693)

Non-operating income, net	3,889	1,860

Income from continuing operations before income taxes and minority interests	65,641	39,603
Provision for income taxes	(21,079)	(12,498)

Income from continuing operations before minority interests	44,562	27,105
Minority interests	(170)	(14)

Income from continuing operations	44,392	27,091
Discontinued operations:
Loss from discontinued operations, net	(1,920)	(1,652)

Net income	$42,472	$25,439

Income from continuing operations per share:
Basic (Class A common stock and Class B common stock)	$0.79	$0.49

Diluted (Class A common stock and Class B common stock)	$0.79	$0.49

Loss from discontinued operations per share:
Basic (Class A common stock and Class B common stock)	$(0.04)	$(0.03)

Diluted (Class A common stock and Class B common stock)	$(0.04)	$(0.03)

Net income per share:
Basic (Class A common stock and Class B common stock)	$0.75	$0.46

Diluted (Class A common stock and Class B common stock)	$0.75	$0.46

Weighted average shares:
Basic (Class A common stock)	42,568	41,316

Basic (Class B common stock)	13,750	13,750

Diluted (Class A common stock)	56,433	55,838

Diluted (Class B common stock)	13,750	13,750

See accompanying notes.

IHS INC.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

(In thousands)

	Shares of Class A Common Stock	Class A Common Stock	Shares of Class B Common Stock	Class B Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Unearned Compensation	Total
Balance at November 30, 2005	44,078	$441	13,750	$138	$168,196	$343,684	$(10,486)	$(24,793)	$477,180
Adoption of SFAS No. 123(R)	—	—	—	—	(24,793)	—	—	24,793	—
Stock-based award activity	1,469	14	—	—	12,357	—	—	—	12,371
Tax benefit on vested shares	—	—	—	—	7,383	—	—	—	7,383
Net income	—	—	—	—	—	42,472	—	—	42,472
Other comprehensive income:
Foreign currency translation adjustments	—	—	—	—	—	—	8,648	—	8,648
Minimum pension liability adjustment, net of tax	—	—	—	—	—	—	(323)	—	(323)
Unrealized gains on short-term investments, net of tax	—	—	—	—	—	—	25	—	25
Unrealized gains on foreign-currency hedges, net of tax	—	—	—	—	—	—	2,597	—	2,597

Comprehensive income, net of tax									53,419

Balance at August 31, 2006	45,547	$455	13,750	$138	$163,143	$386,156	$461	$—	$550,353

See accompanying notes.

IHS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Nine Months Ended August 31,
	2006	2005
	(Unaudited)
Operating activities
Net income	$42,472	$25,439
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	10,930	8,716
Stock-based compensation expense (non-cash portion)	12,720	3,545
(Gain) loss on sales of assets, net	53	(1,331)
Impairment of assets of discontinued operations	1,012	—
Net periodic pension and post-retirement benefits	(3,212)	(2,781)
Minority interests	49	14
Deferred income taxes	569	59
Change in assets and liabilities:
Accounts receivable, net	51,148	33,614
Other current assets	3,273	(794)
Accounts payable	(26,679)	(20,530)
Accrued expenses	(10,772)	(20,076)
Income taxes	(971)	2,055
Deferred subscription revenue	13,560	8,275
Other liabilities	—	614

Net cash provided by operating activities	94,152	36,819
Investing activities
Capital expenditures on property and equipment	(8,047)	(3,965)
Intangible assets acquired	(3,300)	—
Change in other assets	289	1,524
Purchase of investments	(5,353)	(18,871)
Sales and maturities of investments	26,671	1,100
Acquisitions of businesses, net of cash acquired	(84,454)	(2,967)
Proceeds from sales of assets	400	1,334

Net cash used in investing activities	(73,794)	(21,845)
Financing activities
Net payments on debt	(210)	(390)
Tax benefit from equity compensation plans	7,383	—

Net cash provided by (used in) financing activities	7,173	(390)

Foreign exchange impact on cash balance	1,735	(1,269)

Net increase in cash and cash equivalents	29,266	13,315
Cash and cash equivalents at the beginning of the period	132,365	124,452

Cash and cash equivalents at the end of the period	$161,631	$137,767

See accompanying notes.

IHS INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.      Basis of Presentation and Significant Accounting Policies

  Nature of Operations

          IHS Inc. (IHS, the Company, we, our, or us) is a publicly traded Delaware corporation. We are one of the leading global providers of critical technical information, decision-support tools and services to customers in the energy, defense, aerospace, construction, electronics, and automotive industries.

  Consolidation Policy

          The consolidated financial statements include the accounts of all wholly owned and majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

  Unaudited Condensed Consolidated Financial Statements

          The accompanying unaudited condensed consolidated financial statements reflect all adjustments, consisting of normal recurring accruals, which are necessary for a fair presentation of the financial position, results of operations and cash flows for the periods presented. The accompanying condensed consolidated financial statements include our accounts and the accounts of our majority-owned domestic and foreign subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation. These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended November 30, 2005. The results of operations for the nine months ended August 31, 2006, are not necessarily indicative of the results that may be achieved for the full fiscal year and cannot be used to indicate financial performance for the entire year.

          The year-end condensed consolidated balance sheet data was derived from the audited November 30, 2005, balance sheet.

  Results Subject to Seasonal Variations

          Although our business model is broadly subscription based resulting in recurring revenue and cash flow, our business does have seasonal aspects. For example, certain sales of non-deferred subscriptions occur most frequently in our first and fourth quarters. Consequently, we generally recognize a greater percentage of our revenue and income from operations in those quarters. Also, our first quarter benefits from the inclusion of the results from CERAWeek, an annual energy executive gathering.

          Subscriptions are generally paid in full within one-to-two months after the subscription period commences. As a result, the timing of our cash flows generally precedes the recognition of revenue and income from operations. Due to the historical timing and alignment of our sales to correspond to certain of our customers' budget and funding cycles, our cash flow provided by operating activities tends to be higher in the first half of our fiscal year as we receive subscription payments.

  Use of Estimates

          The preparation of interim condensed consolidated financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the amounts reported and disclosed in the financial statements and the accompanying notes. Actual results could differ materially from these estimates. On an ongoing basis, we evaluate our estimates, including those related to the allowances for doubtful accounts, fair value of marketable securities and investments, fair value of acquired intangible assets and goodwill, useful lives of intangible assets and property and equipment, and income taxes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

  Income Taxes

          Our effective quarterly tax rate is estimated based upon the effective tax rate expected to be applicable for the full fiscal year. Our effective tax rate for the nine months ended August 31, 2006 was 32.1% compared to 31.6% for the prior-year period.

  Earnings per Share

          Earnings per common share (EPS) are computed in accordance with SFAS No. 128, Earnings Per Share. Basic EPS is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common shares.

          Our authorized capital stock consists of 80,000,000 shares of Class A common stock and 13,750,000 shares of Class B common stock. These classes have equal dividend rights and liquidation rights. However, the holders of our Class A common stock are entitled to one vote per share and holders of our Class B common stock are entitled to ten votes per share on all matters to be voted upon by the stockholders. Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock and will automatically convert, without any action by the holder, upon the earlier of the occurrence of specified events or November 16, 2009.

          We use the two-class method for computing basic and diluted EPS amounts. We calculated undistributed earnings as follows:

	Nine Months Ended August 31,
	2006	2005
	(In thousands)
Net income	$42,472	$25,439
Less: dividends	—	—

Undistributed earnings	$42,472	$25,439

          Weighted average common shares outstanding were calculated as follows:

	Nine Months Ended August 31,
	2006		2005
	Class A	Class B	Class A	Class B
	(In thousands)
Weighted average common shares outstanding:
Shares used in basic per-share calculation	42,568	13,750	41,316	13,750
Effect of dilutive securities:
Deferred stock units	68	—	675	—
Restricted shares	46	—	97	—
Stock options	1	—	—	—
Assumed conversion of Class B shares	13,750	—	13,750	—

Shares used in diluted per-share calculation	56,433	13,750	55,838	13,750

          Undistributed earnings and basic and diluted EPS amounts were calculated as follows:

	Nine Months Ended August 31,
	2006		2005
	Class A	Class B	Class A	Class B
	(In thousands)
Basic
Weighted average shares outstanding	42,568	13,750	41,316	13,750
Divided by: Total weighted average shares outstanding (Class A and Class B)	56,318	56,318	55,066	55,066
Multiplied by: Undistributed earnings	$42,472	$42,472	$25,439	$25,439

Subtotal	$32,102	$10,370	$19,087	$6,352
Divided by: Weighted average shares outstanding	42,568	13,750	41,316	13,750

Earnings per share	$0.75	$0.75	$0.46	$0.46

Diluted
Weighted average shares outstanding	56,433	13,750	55,838	13,750
Divided by: Total weighted average shares outstanding (Class A and Class B)	56,433	56,433	55,838	55,838
Multiplied by: Undistributed earnings	$42,472	$42,472	$25,439	$25,439

Subtotal	$42,472	$10,348	$25,439	$6,264
Divided by: Weighted average shares outstanding	56,433	13,750	55,838	13,750

Earnings per share	$0.75	$0.75	$0.46	$0.46

  Capital Structure

          For the nine months ended August 31, 2006, our capital structure changed as follows:

	Class A common shares	Nonvested Restricted shares	Nonvested Performance shares	Total Class A common shares
Balances, November 30, 2005	41,537	2,187	354	44,078
Granted	—	72	183	255
Vested equity awards(a)	1,818	(548)	—	1,270
Forfeited	—	(52)	(4)	(56)

Balances, August 31, 2006	43,355	1,659	533	45,547

(a)
Vested equity awards were primarily comprised of approximately 1.3 million deferred stock units, which represented rights to shares of our Class A common stock but not actual Class A shares prior to vesting and delivery.

          There was no change to the number of Class B common shares outstanding during the nine months ended August 31, 2006.

  Derivatives

          We follow the provisions of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133). SFAS 133 requires every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in our condensed consolidated balance sheet as either a risk management asset or risk management liability measured at its fair value, with changes in the fair value of qualifying hedges recorded in other comprehensive income. SFAS 133 requires that changes in a derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Accounting for qualifying hedges allows a derivative's gains and losses to offset the related results of the hedged item and requires us to formally document, designate and assess the effectiveness of transactions that receive hedge accounting treatment. Based on the criteria established by SFAS 133, all of our qualifying hedges, consisting of foreign-currency forward contracts, are deemed effective. While we expect that our derivative instruments will continue to meet the conditions for hedge accounting, if the hedges did not qualify as effective or if we did not believe that forecasted transactions would occur, the changes in the fair value of the derivatives used as hedges would be reflected in earnings. We do not believe we are exposed to more than a nominal amount of credit risk in our hedging activities, as our counter party is an established, well-capitalized financial institution.

          Our Swiss subsidiary's local currency is its functional currency. The functional currency is used to pay labor and other operating costs, and it also has certain other operating costs which are denominated in British Pound Sterling. However, this subsidiary bills and collects principally in U.S. dollars. Beginning January 2005, to hedge our Swiss subsidiary's foreign-currency risk, we effectively converted a portion of our Swiss subsidiary's calendar-year 2005 sales and operating expenses which are denominated in foreign currencies into the local currency using forward contracts. We have not entered into similar contracts to hedge our Swiss subsidiary's calendar-year 2006 sales and operating expenses. Our Swiss subsidiary's revenue transactions are subscription-based and, consequently, they are deferred initially and recognized ratably into earnings over the course of the subscription period, generally twelve months. Accordingly, our related hedges are accounted for in the same fashion. As a result, we expect all of the $0.8 million unrealized loss on foreign currency hedges in accumulated other comprehensive income at August 31, 2006 will be recognized in our operating results by the end of November 2006.

          During the nine months ended August 31, 2006, we recorded losses of $3.1 million in revenue and gains of $0.1 million in cost of revenue in the accompanying condensed consolidated statements of operations for settled forward-exchange contracts. During the nine months ended August 31, 2005, we recorded losses of $0.2 million in revenue and gains of $0.4 million in cost of revenue in the accompanying condensed consolidated statement of operations for settled forward exchange contracts.

          As of August 31, 2006, we had no risk management assets or liabilities associated with foreign exchange contracts on our condensed consolidated balance sheet as all such transactions had settled early in the first quarter of 2006. As of November 30, 2005, we had current risk management liabilities of $2.7 million and current risk management assets of $0.1 million associated with foreign-exchange contracts, consisting of the fair market value of forward-exchange contracts.

          Additionally, for our Swiss subsidiary, we effectively converted a portion of its U.S.-dollar-denominated accounts receivable to its local currency. As of August 31, 2006, the notional amount of this contract was $13.3 million. As of November 30, 2005, the notional amount of this contract was $7.2 million. During the nine months ended August 31, 2006 and 2005, we recorded a gain of approximately $0.3 million and a loss of $1.0 million, respectively, in other (income) expense, net for settled foreign exchange contracts. Our accounts receivable hedges do not qualify for hedge accounting.

  Recent Accounting Pronouncement

          In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (FIN 48), which provides clarification related to the process associated with accounting for uncertain tax positions recognized in consolidated financial statements. FIN 48 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken, or expected to be taken, in a tax return. FIN 48 also provides guidance related to, among other things, classification, accounting for interest and penalties associated with tax positions, and disclosure requirements. We are required to adopt FIN 48 on December 1, 2007, although early adoption is permitted. We are currently evaluating the impact of adopting FIN 48 on our consolidated financial statements.

2.      Acquisitions

          To date in 2006, we have acquired four separate businesses: the assets of Canadian Hydrodynamics Ltd. (CHD), the assets of GeoPLUS Corporation (GeoPLUS), the shares of Construction Research Communications Limited (CRC), and certain assets of i2 Technologies, Inc.'s content-and-data-services (CDS) business.

  CHD

          During July 2006, we acquired the assets of Calgary, Canada-based CHD for approximately $3.5 million using existing cash on hand. CHD is a leading provider of comprehensive drillstem test information for the Western Canadian Sedimentary Basin. The CHD database has been available exclusively through IHS AccuMap, one of our Energy product offerings, as a partner dataset since 1995.

  GeoPLUS

          In June 2006, we acquired the assets of GeoPLUS of Tulsa, Okla., for approximately $42.1 million using existing cash on hand. GeoPLUS has a PC-based software family, PETRA®, which is a popular platform used by oil and gas companies to analyze subsurface data from existing oil and gas wells.

  CRC

          Within our Engineering segment, we acquired CRC Limited, of London, U.K., during June 2006 for approximately $5.8 million, net of acquired cash, using existing cash on hand. CRC was created by the Building Research Establishment (BRE) and Emap Construct to deliver a wide range of BRE products relating to the construction industry, ranging from environmental issues to fire safety.

  CDS

          On December 1, 2005, we acquired the assets of a content-and-data-services business for approximately $33.0 million that serves several of the industries targeted by our Engineering segment. The core product of this business is an extensive database that includes technical attributes and alternatives for, and obsolescence and environmental data on, electronic component parts.

          Each acquisition was accounted for using the purchase method of accounting. Our unaudited condensed consolidated financial statements include all the assets and liabilities acquired and the results of operations from the applicable date of acquisition. Pro forma results of the acquired businesses have not been presented as they did not have a material impact on our results of operations.

          The purchase prices for these acquisitions, excluding acquired cash, were initially allocated as follows (in thousands):

	CHD	GeoPLUS	CRC	CDS	Total
Assets:
Current assets	$317	$2,052	$591	$—	$2,960
Property and equipment	—	25	—	250	275
Intangible assets	1,949	19,380	1,844	15,420	38,593
Goodwill	1,586	23,576	3,635	21,685	50,482
Deferred tax assets	—	—	2	—	2

Total assets	3,852	45,033	6,072	37,355	92,312

Liabilities:
Current liabilities	317	2,919	243	4,379	7,858
Long-term liabilities	—	—	—	—	—

Total liabilities	317	2,919	243	4,379	7,858

Purchase price	$3,535	$42,114	$5,829	$32,976	$84,454

3.      Restructuring and Offering Charges

          A summary of the restructuring and offering charges follows (in thousands):

	Nine Months Ended August 31,
	2006	2005
Restructuring charge	$(18)	$8,277
Offering costs	20	4,120

Total	$2	$12,397

          During the third quarter of 2005, we executed a restructuring initiative affecting our Engineering segment and certain unallocated corporate costs. This initiative was undertaken to reduce costs, further the integration of operations from previous acquisitions, streamline our data delivery processes, and realign the marketing function to support core product initiatives. During the course of the restructuring, we reduced our aggregate workforce by over 100 employees and closed certain offices.

          The restructuring charge was incurred in its entirety during the third quarter of 2005. Approximately $4.4 million and $3.8 million of the restructuring charge related to our Engineering segment and certain unallocated corporate costs, respectively. Our Energy segment did not have a restructuring charge. The restructuring charge was comprised of the following (in thousands):

Employee severance and other termination benefits	$5,947
Accelerated vesting of restricted stock	2,130
Contract-termination costs	167

Total	$8,244

          A reconciliation of the related accrued restructuring liability from November 30, 2005 to August 31, 2006 was as follows:

	Employee Severance and Other Termination Benefits	Accelerated Vesting of Restricted Shares	Contract Termination Costs	Total
	(In thousands)
Beginning balance	$399	$—	$—	$399
Add: Restructuring costs incurred	—	—	—	—
Less: Amount reversed during the nine months ended August 31, 2006	(18)	—	—	(18)
Less: Amount paid during the nine months ended August 31, 2006	(191)	—	—	(191)

Ending balance	$190	$—	$—	$190

4.      Discontinued Operations

          During the third quarter of 2005, a business in our Energy segment was classified as being held for sale. We continually evaluate opportunities to align our business activities within core operations. The business held for sale was a manufacturing operation, which is not a part of our core operations.

          During the first quarter of 2006, we revised our estimate, and wrote down the value, of the assets of the discontinued operation $1.0 million based on what we had experienced to date in the sales process. During the third quarter of 2006, we sold the business to an unrelated third party for approximately $0.4 million and recognized a loss of less than $0.1 million on the sale of the business. The loss on sale of discontinued operations is included in the loss on discontinued operations, net line item on our condensed consolidated statement of operations.

          For all of the periods presented, the related results of operations are shown as a discontinued operation, net of tax, in our condensed consolidated statements of operations and cash flows.

          The carrying amounts of the major classes of related assets and liabilities were as follows:

	August 31, 2006	November 30, 2005
	(In thousands)
Assets
Accounts receivable, net	$—	$85
Inventories	—	774
Property and equipment, net	—	104
Intangible assets	93	665
Deferred tax asset		304
Liabilities
Accounts payable	$1	$141
Accrued expenses	135	209

          Operating results of the discontinued operations for the nine months ended August 31, 2006 and 2005 were as follows:

	Nine Months Ended August 31,
	2006	2005
Revenue	$399	$312

Loss from discontinued operations	$(2,766)	$(2,577)
Tax benefit	846	925

Loss from discontinued operations, net	$(1,920)	$(1,652)

5.      Marketable Securities

          At August 31, 2006, we owned short-term investments which were classified as available-for-sale securities and reported at fair value as follows:

	Gross Amortized Cost	Unrealized Holding Losses	Estimated Fair Value
	(In thousands)
Municipal securities	$6,495	$(2)	$6,493
Other	23	—	23

Total	$6,518	$(2)	$6,516

          We use the specific-identification method to account for gains and losses on securities. Realized gains on sales of marketable securities included within other (income) expense were immaterial for the nine months ended August 31, 2006 and 2005.

          We review all marketable securities to determine if any decline in value is other than temporary. We have concluded that the decline in value as of August 31, 2006 is temporary.

6.      Commitments and Contingencies

          We are a party to various legal proceedings that arise in the ordinary course of business. In the opinion of management, none of these actions, either individually or in the aggregate, is expected to have a material adverse affect on our financial condition, liquidity or results of operations.

7.      Other Comprehensive Income (Loss)

          Our comprehensive income (loss) for the nine months ended August 31, 2006 and 2005 was as follows:

	Nine Months Ended August 31,
	2006	2005
	(In thousands)
Net income	$42,472	$25,439
Other comprehensive income (loss):
Foreign currency translation adjustment	8,648	(3,773)
Minimum pension liability adjustment	(323)	—
Unrealized gains (losses) on foreign currency hedges, net of tax	2,597	(2,717)
Unrealized gains on short-term investments, net of tax	25	(6)

Total other comprehensive income, net of tax	$53,419	$18,943

8.      Employee Retirement Plans

          Our net periodic pension (income) expense was comprised of the following:

	Nine Months Ended August 31, 2006			Nine Months Ended August 31, 2005
	U.S. Plan	U.K. Plan	Total	U.S. Plan	U.K. Plan	Total
	(In thousands)
Service costs incurred	$3,483	$661	$4,144	$2,076	$604	$2,680
Interest costs on projected benefit obligation	8,013	1,155	9,168	8,195	1,122	9,317
Expected return on plan assets	(15,181)	(1,101)	(16,282)	(15,996)	(995)	(16,991)
Amortization of prior service cost	(262)	—	(262)	65	—	65
Amortization of actuarial loss	699	441	1,140	—	548	548
Amortization of transitional obligation/(asset)	(426)	—	(426)	(426)	—	(426)

Net periodic pension benefit (income) expense	$(3,674)	$1,156	$(2,518)	$(6,086)	$1,279	$(4,807)

          We have a Supplemental Income Plan (SIP), which is non-qualified pension plan, for certain company executives. We also incurred approximately $0.6 million of expense related to our SIP for the nine months ended August 31, 2006. We incurred approximately $0.8 million of expense related to our SIP for the nine months ended August 31, 2005.

          Our net periodic post-retirement benefit expense was comprised of the following:

	Nine Months Ended August 31,
	2006	2005
	(In thousands)
Service costs incurred	$254	$698
Interest costs	583	1,116
Amortization of prior service cost	(1,883)	—
Amortization of net actuarial loss	352	212

Net periodic post-retirement benefit (income) expense	$(694)	$2,026

          During the first quarter of 2006, the human resources committee of our board of directors amended our retiree-medical plan. The new plan design does not cover prescription drug coverage post-Medicare so there is no additional impact from the Medicare Modernization Act.

          During the first quarter of 2006, we notified our employees of certain changes adopted by the human resources committee of our board of directors regarding our U.S. pension and post-retirement benefit plans. These changes took effect May 1, 2006. However, we began recording the effect of these changes as of February 1, 2006, the approximate date the changes were communicated to our employees.

9.      Segment Information

          We have two reportable segments: Energy and Engineering. Our Energy segment develops and delivers critical oil and gas industry data on exploration, development, production, and transportation activities to major global energy producers and national and independent oil companies. Our Energy segment also provides operational, research, and strategic advisory services to these customers, as well as to utilities and transportation, petrochemical, coal, and power companies. Our Engineering segment provides solutions incorporating technical specifications and standards, regulations, parts data, design guides, and other information to customers in its targeted industries. Both segments primarily derive their revenue from subscriptions.

          Information as to the operations of our two segments is set forth below based on the nature of the offerings. Our Chairman, and Chief Executive Officer and his direct reports collectively represent our chief operating decision maker, and they evaluate segment performance based primarily on revenue and operating profit. The accounting policies of our segments are the same as those described in the summary of significant accounting policies (see Note 2 to our 2005 Form 10-K).

          No single customer accounted for 10% or more of our total revenue for the nine months ended August 31, 2006 or 2005. There are no material inter-segment revenues for any period presented.

          As shown below, certain corporate transactions are not allocated to the reportable segments. Amounts not allocated include corporate-level restructuring and offering charges, compensation expense related to equity awards, net periodic pension and post-retirement benefits income, corporate-level impairments, and gains on sales of corporate assets.

	Energy	Engineering	Segment Totals	Amounts not Allocated	Consolidated Total
	(In thousands)
Nine Months Ended August 31, 2006
Revenue	$214,461	$188,183	$402,644	$—	$402,644
Segment operating income	49,449	21,576	71,025	(9,273)	61,752
Depreciation and amortization	6,497	4,433	10,930	—	10,930
Nine Months Ended August 31, 2005
Revenue	$178,917	$171,168	$350,085	$—	$350,085
Segment operating income	38,788	6,376	45,164	(7,421)	37,743
Depreciation and amortization	5,202	3,337	8,539	—	8,539

10.    Stock-Based Compensation

          We adopted Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004), Share-Based Payment, effective December 1, 2005, the first day of our 2006 fiscal year. SFAS 123(R) is a revision of SFAS No. 123. SFAS 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends SFAS No. 95, Statement of Cash Flows.Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. In March 2005, the Securities and Exchange

Commission issued Staff Accounting Bulletin No. 107, Share-Based Payment, (SAB 107) related to SFAS 123(R). We have applied the provisions of SAB 107 in our adoption of SFAS 123(R).

          We adopted SFAS 123(R) using the modified prospective transition method, and, consequently, it applies to all of our outstanding nonvested share-based payment awards as of December 1, 2005, and all prospective awards. At December 1, 2005, we had no stock options issued or outstanding.

          On August 31, 2006, we had two share-based compensation plans: the Amended and Restated IHS Inc. 2004 Long-Term Incentive Plan and the IHS Inc. 2004 Directors Stock Plan. The 2004 Long-Term Incentive Plan provides for the grant of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock, restricted stock units, performance units and performance shares, cash-based awards, other stock-based awards and covered employee annual incentive awards. The 2004 Directors Stock Plan provides for the grant of restricted stock and restricted stock units. We believe that such awards better align the interests of our employees and non-employee directors with those of our shareholders.

          We have authorized a maximum of 7 million shares, minus the number of shares relating to any award granted and outstanding as of, or subsequent to, the effective date under any other of our equity compensation plans, unless shares used to satisfy such award are shares repurchased from the open market. As of August 31, 2006, the number of such shares granted under such equity compensation plans was approximately 2.9 million, consisting of performance units and performance shares, restricted shares, restricted stock awards and stock options. Subject to the plan, the maximum number of shares that may be available for grant pursuant to incentive stock options is 1.9 million. As of August 31, 2006, there were 99,000 stock options outstanding under the plan.

          Stock-based compensation expense that has been charged against income for those plans was as follows:

	Nine Months Ended August 31,
	2006	2005
	(In thousands)
Cost of revenue	$2,558	$227
Selling, general and administrative	9,907	3,318

Stock-based compensation expense	$12,465	$3,545

          No compensation cost was capitalized during the nine months ended August 31, 2006 and 2005.

          SFAS 123(R) requires forfeitures to be estimated at the grant date. Accordingly, compensation cost is recognized based on the number of awards expected to vest. There may be adjustments in future periods if actual forfeitures differ from our estimates. Our forfeiture rate is based upon historical experience as well as anticipated employee turnover considering certain qualitative factors.

          Total compensation expense related to nonvested awards, both share awards and stock options, not yet recognized was $34.6 million as of August 31, 2006, with a weighted-average recognition period of two years.

          Prior to adopting SFAS 123(R) on December 1, 2005, the fair value of an equity award grant was recorded to additional paid-in capital with the offsetting entry posted to unearned compensation, also an equity account. The unearned compensation was then amortized to compensation expense related to equity awards over the vesting period using the straight-line method. With the adoption of SFAS 123(R), we reclassified $24.8 million of unearned compensation to additional paid-in capital.

          Nonvested Stock.    Share awards vest from six months to four years. Share awards are generally subject to graded vesting but we do have a limited number of share awards subject to cliff vesting. The fair value of nonvested stock is based on the fair value of our common stock on the date of grant. We amortize the value of share awards to expense over the vesting period on a straight-line basis. For awards with performance conditions, an evaluation is made each quarter as to the likelihood of the performance criteria being met. Compensation expense is then adjusted to reflect the number of shares expected to vest and the cumulative vesting period met to date.

          A summary of the status of our nonvested shares as of August 31, 2006, and changes during the nine months ended August 31, 2006 was as follows:

	Shares	Weighted- Average Grant Date Fair Value
	(in thousands)
Balances, November 30, 2005	3,861	$10.89
Granted	779	$27.91
Vested	(1,819)	$9.99
Forfeited	(63)	$14.37

Balances, August 31, 2006	2,758	$16.21

          The total fair value of nonvested stock that vested during the nine months ended August 31, 2006 was $41.7 million based on the weighted-average fair value on the vesting date and $18.2 million based on the weighted-average fair value on the date of grant.

          Stock Options.    Option awards are generally granted with an exercise price equal to the fair market value of our stock at the date of grant. Options outstanding as of August 31, 2006 cliff vest after 4 years of continuous service and have 8-year contractual terms. Certain option and share awards provide for accelerated vesting if there is a change in control (as defined in the plans).

          The fair value of each option award is estimated on the date of grant using the Black-Scholes pricing model that uses the assumptions noted in the following table:

Nine Months Ended August 31, 2006
Dividend yield	0.0%
Expected volatility	27.8%
Risk-free interest rate	5.0%
Expected term (in years)	6.0
Weighted average fair value of stock options granted	$11.77

          We had no options outstanding during the nine months ended August 31, 2005. Our dividend yield is 0.00% since we have no history of paying dividends and currently have no plan to do so. Our expected volatility is determined annually using a basket of peer company historical volatility rates until such time our stock history is equal to our contractual terms. Our risk-free interest rate is the treasury-bill rate for the period equal to the expected term based on the Treasury note strip principal rates as reported in well-known and widely used financial sources. Our expected term is the average of the contractual term of the option and the vesting period (i.e., the "shortcut method.").

          The following table summarized changes in outstanding stock options during the nine months ended August 31, 2006, as well as options that are vested and expected to vest and stock options exercisable at August 31, 2006:

	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
	(in thousands)			(in thousands)
Outstanding at November 30, 2005	—	—
Granted	99	$30.80
Exercised	—	—
Forfeited	—	—
Outstanding at August 31, 2006	99	$30.80	5.9	$—
Vested and expected to vest at August 31, 2006	99	$30.80	5.9	$—
Exercisable at August 31, 2006	—	—	—	$—

          The aggregate intrinsic value amounts in the table above represent the difference between the closing price of our common stock on August 31, 2006, which was $30.01, and the exercise price, multiplied by the number of in-the-money stock options as of the same date. This represents the amount that would have been received by the stock option holders if they had all exercised their stock options on August 31, 2006. In future periods, this amount will change depending on fluctuations in our stock price. The total intrinsic value of stock options exercised during the nine months ended August 31, 2006 was $0.

           No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus or in a free writing prospectus relating to this offering filed by the Company with the Securities and Exchange Commission. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

TABLE OF CONTENTS

Prospectus Summary
Risk Factors
Special Note Regarding Forward-Looking Statements
Use of Proceeds
Dividend Policy
Price Range of Common Stock
Capitalization
Selected Historical Condensed Consolidated Financial Data
Management's Discussion and Analysis of Financial Condition and Results of Operations
Business
Management
Principal and Selling Stockholders
Certain Relationships and Related Transactions
Description of Capital Stock
Shares Eligible For Future Sale
Material United States Federal Tax Considerations For Non-U.S. Holders of Common Stock
Underwriting
Validity of Class A Common Stock
Experts
Where You Can Find More Information
Index to Consolidated Financial Statements

8,400,000 Shares

IHS Inc.

Class A Common Stock

Joint Book-Running Managers

Goldman, Sachs & Co.

Citigroup

Joint Lead Manager

Morgan Stanley

KeyBanc Capital Markets

Piper Jaffray

Representatives of the Underwriters